Filed Pursuant to Rule 424(b)(3)
Registration No. 333-273348

PROSPECTUS

DRILLING TOOLS INTERNATIONAL CORPORATION

Up to 26,990,264 Shares of Common Stock

Offered by the Selling Stockholders

This prospectus relates to the offer and sale, from time to time, by the selling stockholders named in this prospectus, or any of their pledgees, donees, assignees and successors-in-interest (“permitted transferees” and, collectively with such selling stockholders, the “Selling Stockholders”), of up to an aggregate of (i) 2,560,396 shares of common stock of Drilling Tools International Corporation, par value $0.0001 per share (“Common Stock”), issued to ROC Energy Holdings, LLC in connection with the PIPE Financing (as defined herein) at a purchase price of $10.10 per share, (ii) 409,901 shares of Common Stock issued to FP SPAC 2, LLC in connection with the FP SPAC Note Conversion (as defined herein) at a purchase price of $10.10 per share, (iii) 2,302,500 Founder Shares (as defined herein), which were issued to ROC Energy Holdings, LLC (“ROC Holdings”) at a purchase price of $0.006 per share, (iv) 2,042,181 shares of Common Stock issued to certain Selling Stockholders pursuant to the Exchange Agreements (as defined herein), which were issued to the Exchangors (as defined herein) in lieu of an aggregate of $10,804,618 that would have otherwise been payable to them as consideration under the Merger Agreement (as defined herein) and at a price of $5.29 per share, (v) 875,600 shares of Common Stock issued to ROC Holdings in exchange for ROC Rights (as defined herein) and shares of ROC Common Stock issued to it in connection with a private placement at a purchase price of $10.00 per share, (vi) 1,761,570 shares of Common Stock issuable upon exercise of certain outstanding Options (as defined herein), having an exercise price of $3.72 per share, held by certain of the Selling Stockholders, (vii) 125,000 shares of Common Stock held by an affiliate of ROC Holdings, which were issued at a purchase price of $0.006 per share and (viii) 16,913,116 shares of Common Stock issued in connection with the Business Combination at an implied equity consideration value of $10.10 per share.

This prospectus also covers any additional securities that may become issuable by reason of share splits, share dividends or other similar transactions.

We will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders pursuant to this prospectus. However, we will pay the expenses, other than underwriting discounts or selling commissions incurred by the Selling Stockholders in disposing of the securities, associated with the sale of securities pursuant to this prospectus.

We are registering the offer and sale of the securities described above to satisfy certain registration rights we have granted. Our registration of the securities covered by this prospectus does not mean that the Selling Stockholders will offer or sell any of the securities. The Selling Stockholders may offer and sell the securities covered by this prospectus in a number of different ways and at varying prices. Additional information on the Selling Stockholders, and the times and manner in which they may offer and sell the securities under this prospectus, is provided under “Selling Stockholders” and “Plan of Distribution” in this prospectus.

You should read this prospectus and any prospectus supplement or amendment carefully before you invest in our securities.

The Common Stock is listed on the Nasdaq Capital Market under the symbol “DTI”. On August 29, 2023, the closing price of the Common Stock was $4.02 per share.

The shares of Common Stock being offered for resale pursuant to this prospectus by the Selling Stockholders represent the large majority (approximately 85.6%) of the shares of Common Stock outstanding as of August 30, 2023 (assuming the issuance of all 1,761,570 shares of Common Stock subject to Options covered by this prospectus). The sale of all such shares, or the perception that these sales could occur, could result in a significant decline in the public trading price of the shares of Common Stock. Even if the current trading price of the Common Stock is at or significantly below $10.00 per share, the price at which the ROC Units (as defined herein) were issued in the ROC IPO (as defined herein), certain of the Selling Stockholders, including holders of Founder Shares, Exchange Shares (as defined herein) and shares of Common Stock issuable upon exercise of certain outstanding Options and Alberto Pontonio (an affiliate of ROC Holdings), may have an incentive to sell because they will still profit on sales due to the lower price at which they purchased their shares compared to the public stockholders. See “Risk Factors – Risks Related to Ownership of the Common Stock – Sales of substantial amounts of Common Stock in the public markets, or the perception that such sales could occur, could reduce the price that the Common Stock might otherwise attain. The shares being offered for resale in this prospectus represent a substantial percentage of the outstanding Common Stock, and the sales of such shares, or the perception that these sales could occur, could cause the market price of the Common Stock to decline significantly.” Additionally, certain Selling Stockholders, including holders of Founder Shares, Exchange Shares and shares of Common Stock issuable upon exercise of certain outstanding Options and Alberto Pontonio (an affiliate of ROC Holdings), may experience a positive rate of return on the sale of their shares covered by this prospectus even if the market price per share of Common Stock is below $10.00 per share, while the public stockholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. See “Risk Factors – Risks Related to Ownership of the Common Stock – Certain Selling Stockholders can earn a positive return on their investment, even if other stockholders experience a negative rate of return on their investment in DTIC.”

We are an “emerging growth company,” as that term is defined under the federal securities laws and, as such, are subject to certain reduced public company reporting requirements.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 7, 2023.

INTRODUCTORY NOTE

On June 20, 2023 (the “Closing Date”), Drilling Tools International Holdings, Inc., a Delaware corporation (“DTIH”), ROC Energy Acquisition Corp., a Delaware corporation (“ROC”), and ROC Merger Sub, Inc., a Delaware corporation and a directly, wholly owned subsidiary of ROC (“Merger Sub”), consummated the previously announced business combination pursuant to the Agreement and Plan of Merger, dated February 13, 2023, by and among DTIH, ROC and Merger Sub (the “Initial Merger Agreement”), as amended by the First Amendment to the Agreement and Plan of Merger, dated June 5, 2023 (the “Merger Agreement Amendment,” and the Initial Merger Agreement as amended thereby, the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into DTIH, with DTIH surviving the merger as a wholly owned subsidiary of ROC (the “Merger,” and together with the other transactions contemplated by the Merger Agreement and the other agreements contemplated thereby, the “Business Combination”). In connection with the consummation of the Business Combination (the “Closing”), ROC changed its name to “Drilling Tools International Corporation” (“DTIC”).

In connection with the Closing, and pursuant to the terms of the Merger Agreement: (i) each share of common stock of DTIH (“DTIH Common Stock”) issued and outstanding immediately prior to the Closing was converted into the right to receive 0.2282 shares of common stock of DTIC (“Common Stock”), (ii) each share of preferred stock of DTIH (“DTIH Preferred Stock”) issued and outstanding immediately prior to the Closing was converted into the right to receive (a) $0.54 per share of cash and (b) 0.3299 shares of Common Stock (the “Conversion”), (iii) each share of common stock of Merger Sub issued and outstanding immediately prior to the Closing was converted into one share of DTIH Common Stock, (iv) each share of DTIH Common Stock and DTIH Preferred Stock held in the treasury of DTIH immediately prior to the Closing was cancelled and no payment or distribution was made in respect thereof, (v) each outstanding unexercised option to purchase shares of DTIH Common Stock was converted into an option to acquire shares of Common Stock (“Options”), (vi) each share of common stock of ROC (“ROC Common Stock”) issued and outstanding immediately prior to the Closing and not redeemed in connection with the Redemption (as defined herein) remained outstanding and is now a share of Common Stock and (vii) each right to receive one-tenth of a share of Common Stock (“ROC Right”) was exchanged for one-tenth of one share of Common Stock.

In connection with the Business Combination, ROC entered into a Subscription Agreement with ROC Energy Holdings, LLC (“ROC Holdings”) on March 30, 2023 (the “First ROC Holdings Subscription Agreement”), which was amended on the Closing Date (the “Amendment to the First ROC Holdings Subscription Agreement” and, the First ROC Holdings Subscription Agreement as amended thereby, the “Amended First ROC Holdings Subscription Agreement”). On the Closing Date, ROC and ROC Holdings entered into a second Subscription Agreement (the “Second ROC Holdings Subscription Agreement” and, together with the Amended First ROC Holdings Subscription Agreement, the “ROC Holdings Subscription Agreements”). In connection with the Closing and pursuant to the ROC Holdings Subscription Agreements, ROC issued and sold 2,560,396 shares of ROC Common Stock to ROC Holdings at a purchase price of $10.10 per share for an aggregate purchase price of $25,860,000 (the “PIPE Financing”).

In connection with the Business Combination, ROC entered into a Subscription Agreement with FP SPAC 2, LLC (“FP SPAC 2”), an affiliate of ROC Holdings, on March 30, 2023 (the “FP SPAC 2 Subscription Agreement”), which was amended on the Closing Date (the “Amendment to the FP SPAC 2 Subscription Agreement” and, the FP SPAC 2 Subscription Agreement as amended thereby, the “Amended FP SPAC 2 Subscription Agreement”). Pursuant to the Amended FP SPAC 2 Subscription Agreement, FP SPAC 2 agreed to convert two promissory notes issued to it by ROC into 409,901 shares of ROC Common Stock (the “FP SPAC Note Conversion”). The aggregate principal amount of the two promissory notes was $4,140,000, with a purchase price of $10.10 per share.

The PIPE Financing and the FP SPAC Note Conversion were conducted in reliance on the exemption provided in Section 4(a)(2) of the Securities Act (“Section 4(a)(2)”). Pursuant to the ROC Holdings Subscription

Agreements and the Amended FP SPAC 2 Subscription Agreement (collectively, the “Subscription Agreements”), ROC agreed that within thirty days after the Closing Date it would file with the SEC a registration statement to register, in accordance with the provisions of the Securities Act, the resale of the shares issued pursuant to the Subscription Agreements. The PIPE Financing and the FP SPAC Note Conversion were consummated substantially concurrently with the Closing. The proceeds from the PIPE Financing and the FP SPAC Note Conversion were used, in part, to pay fees and expenses incurred in connection with the Business Combination; the remainder of the proceeds were received by DTIC.

On the Closing Date, in connection with the Closing, ROC, ROC Holdings, Merger Sub, DTIH and certain holders of DTIH Preferred Stock (the “Exchangors”) entered into separate Exchange Agreements (the “Exchange Agreements”). Pursuant to the Exchange Agreements, DTIC issued to the Exchangors 2,042,181 shares of Common Stock (the “Exchange Shares”), in lieu of an aggregate of $10,804,618 that would have otherwise been payable to the Exchangors as consideration under the Merger Agreement. In support of the transactions contemplated by the Exchange Agreements, ROC Holdings forfeited 972,416 shares of ROC Common Stock without any consideration at the Closing. On the Closing Date, the Exchange Shares were issued to the Exchangors in reliance on the exemption provided in Section 4(a)(2).

As of the effective time of the Merger, each then-outstanding unexercised option to purchase shares of DTIH Common Stock (“DTIH Option”) was assumed by DTIC and was converted into an Option in accordance with the Merger Agreement. Each such Option as so assumed and converted was for that number of shares of Common Stock determined by multiplying the number of shares of the Common Stock subject to such DTIH Option immediately prior to the effective time of the Merger by 0.2282 and rounded down to the nearest whole number of shares, at a per share exercise price determined by dividing the per share exercise price of such DTIH Option immediately prior to the effective time of the Merger by 0.2282 and rounded up to the nearest whole cent. Each such Option is subject to the 2023 Plan (as defined herein) and to the same terms and conditions, including, without limitation, vesting conditions, as had applied to the corresponding DTIH Option, except for such terms rendered inoperative by reason of the Business Combination.

FREQUENTLY USED TERMS

Unless the context otherwise requires, as used in this prospectus:

•	“2023 Plan” means the 2023 Omnibus Incentive Plan;

•	“Amended First ROC Holdings Subscription Agreement” has the meaning ascribed to it in “Introductory Note;”

•	“Amended FP SPAC 2 Subscription Agreement” has the meaning ascribed to it in “Introductory Note;”

•	“Amendment to the First ROC Holdings Subscription Agreement” has the meaning ascribed to it in “Introductory Note;”

•	“ASC” means Accounting Standards Codification,

•	“Board” means the board of directors of DTIC;

•	“Business Combination” has the meaning ascribed to it in “Introductory Note;”

•	“Bylaws” means the Amended and Restated Bylaws of DTIC;

•	“Certificate of Incorporation” is the Second Amended and Restated Certificate of Incorporation of DTIC;

•	“Closing” has the meaning ascribed to it in “Introductory Note;”

•	“Closing Date” has the meaning ascribed to it in “Introductory Note;”

•	“Code” means Internal Revenue Code of 1986, as amended;

•	“Common Stock” has the meaning ascribed to it in “Introductory Note;”

•	“COMPASS” means DTI’s Customer Order Management Portal and Support System;

•	“Conversion” has the meaning ascribed to it in “Introductory Note;”

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“Credit Facility Agreement” means the Amended and Restated Revolving Credit, Security and Guaranty Agreement among Drilling Tools International, Inc., certain of its subsidiaries, DTIC and PNC Bank, National Association, dated as of the Closing Date;

•	“DGCL” means the General Corporation Law of the State of Delaware;

•	“DTI” means DTIC and its consolidated subsidiaries;

•	“DTIC” has the meaning ascribed to it in “Introductory Note;”

•	“DTIH” has the meaning ascribed to it in “Introductory Note;”

•	“DTIH Common Stock” has the meaning ascribed to it in “Introductory Note;”

•	“DTIH Preferred Stock” has the meaning ascribed to it in “Introductory Note;”

•	“DTR” means DTI’s Directional Tools Rentals Division;

•	“E&P” means exploration and production;

•	“EarlyBirdCapital” means EarlyBirdCapital, Inc.;

•	“Exchange Act” means the Securities Exchange Act of 1934, as amended;

•	“Exchange Agreements” has the meaning ascribed to it in “Introductory Note;”

•	“Exchange Shares” has the meaning ascribed to it in “Introductory Note;”

•	“Exchangors” has the meaning ascribed to it in “Introductory Note;”

•	“First ROC Holdings Subscription Agreement” has the meaning ascribed to it in “Introductory Note;”

•	“Founder Shares” means the 5,175,000 shares of ROC Common Stock issued to ROC’s officers, directors or sponsor prior to the ROC IPO;

•	“FP SPAC 2” has the meaning ascribed to it in “Introductory Note;”

•	“FP SPAC 2 Subscription Agreement” has the meaning ascribed to it in “Introductory Note;”

•	“FP SPAC Note Conversion” has the meaning ascribed to it in “Introductory Note;”

•	“GOM” means U.S. Gulf of Mexico;

•	“HHEP” means HHEP-Directional, L.P.;

•	“HM” means Hicks, Muse, Tate, and Furst, Inc.;

•	“Initial Merger Agreement” has the meaning ascribed to it in “Introductory Note;”

•	“IRS” means the Internal Revenue Service;

•	“IT” means information technology;

•	“JOBS Act” means the Jumpstart Our Business Startups Act of 2012;

•	“Legacy DTI” means DTIH and its consolidated subsidiaries prior to the Closing;

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“Lock-Up Agreements” means the lock-up agreement between DTIC and Michael W. Domino, Jr. dated as of the Closing Date, the lock-up agreement between DTIC and HHEP dated as of the Closing Date and the lock-up agreement between DTIC and RobJon dated as of the Closing Date;

•	“Merger Agreement” has the meaning ascribed to it in “Introductory Note;”

•	“Merger Agreement Amendment” has the meaning ascribed to it in “Introductory Note;”

•	“Merger Sub” has the meaning ascribed to it in “Introductory Note;”

•	“Monitoring and Oversight Agreement” means the Monitoring and Oversight Agreement between DTIH and Hicks Holdings Operating LLC, dated January 27, 2012;

•	“MSAs” means master service agreements;

•	“Nasdaq” means the Nasdaq Capital Market;

•	“OFS” means oilfield services;

•	“Options” has the meaning ascribed to it in “Introductory Note;”

•	“OSC” means OFS companies;

•	“PIPE Financing” has the meaning ascribed to it in “Introductory Note;”

•	“PTD” means DTI’s Premium Tools division;

•	“Registration Rights Agreement” means the Amended and Restated Registration Rights Agreement among ROC, ROC Holdings, EarlyBirdCapital, HHEP, RobJon and Michael W. Domino, Jr. dated February 13, 2023.

•	“Registration Statement” means the registration statement on Form S-1 of which this prospectus is a part;

•	“RobJon” means RobJon Holdings, L.P.;

•	“ROC” has the meaning ascribed to it in “Introductory Note;”

•	“ROC Common Stock” has the meaning ascribed to it in “Introductory Note;”

•	“ROC Holdings” has the meaning ascribed to it in “Introductory Note;”

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•	“ROC Holdings Subscription Agreements” has the meaning ascribed to it in “Introductory Note;”

•	“ROC Right” has the meaning ascribed to it in “Introductory Note;”

•	“SDPI” means Superior Drilling Products, Inc.;

•	“SEC” means the U.S. Securities and Exchange Commission;

•	“Second ROC Holdings Subscription Agreement” has the meaning ascribed to it in “Introductory Note;”

•	“Section 4(a)(2)” has the meaning ascribed to it in “Introductory Note;”

•	“Securities Act” means the Securities Act of 1933, as amended;

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“Selling Stockholders” means Alberto Pontonio, Aldo Rodriguez, Ashley Lane, CFH Ventures, Ltd., Charles E. Crass, Curtis L. Crofford, David R. Johnson, HHEP, FP SPAC 2, Hicks Holdings Operating LLC, John D. “Jack” Furst, MHH Ventures, Ltd., Michael W. Domino, Jr., MV Partners I LP, Oak Stream Investors II, Ltd., R. Wayne Prejean, RBH Ventures, Ltd., RobJon Holdings, L.P., ROC Holdings, Thomas O. Hicks, TOH, Jr. Ventures, Ltd. and WCH Ventures, Ltd., and their respective permitted transferees;

•	“Stock Plan” means the Directional Rentals Holdings, Inc. 2012 Nonqualified Stock Option Plan, as amended;

•	“Stockholder” means a holder of Common Stock;

•	“Subscription Agreements” has the meaning ascribed to it in “Introductory Note;”

•	“Transaction Services Agreement” means the transaction services agreement between DTIH and Hicks Holdings Operating LLC, dated January 27, 2012; and

•	“WOT” means DTI’s Wellbore Optimization Tools division.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 that we filed with the SEC using a “shelf” registration process. Under this shelf registration process, the Selling Stockholders may, from time to time offer and sell the securities described in this prospectus. The Selling Stockholders may use this prospectus to offer and sell, from time to time, up to an aggregate of (i) 2,560,396 shares of Common Stock issued to ROC Holdings in connection with the PIPE Financing at a purchase price of $10.10 per share, (ii) 409,901 shares of Common Stock issued to FP SPAC in connection with the FP SPAC Note Conversion at a purchase price of $10.10 per share, (iii) 2,302,500 Founder Shares, which were issued to ROC Holdings at a purchase price of $0.006 per share, (iv) 2,042,181 shares of Common Stock issued to certain Selling Stockholders pursuant to the Exchange Agreements, which were issued to the Exchangors in lieu of an aggregate of $10,804,618 that would have otherwise been payable to them as consideration under the Merger Agreement and at a price of $5.29 per share, (v) 875,600 shares of Common Stock issued to ROC Holdings in exchange for ROC Rights and shares of ROC Common Stock issued to it in connection with a private placement at a purchase price of $10.00 per share, (vi) 1,761,570 shares of Common Stock issuable upon exercise of certain outstanding Options, having an exercise price of $3.72 per share, held by certain of the Selling Stockholders, (vii) 125,000 shares of Common Stock held by Alberto Pontonio (an affiliate of ROC Holdings), which were issued at a purchase price of $0.006 per share and (viii) 16,913,116 shares of Common Stock issued in connection with the Business Combination at an implied equity consideration value of $10.10 per share. More specific terms of any securities that the Selling Stockholders offer and sell may be provided in a prospectus supplement or post-effective amendment that describes, among other things, the specific amounts and prices of the Common Stock being offered and the terms of the offering.

A prospectus supplement or post-effective amendment may add, update or change information included in this prospectus. Any statement contained in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in such prospectus supplement or post-effective amendment modifies or supersedes such statement. Any statement so modified will be deemed to constitute a part of this prospectus only as so modified, and any statement so superseded will be deemed not to constitute a part of this prospectus. You should rely only on the information contained in this prospectus, any applicable prospectus supplement, post-effective amendment or any related free writing prospectus. See “Where You Can Find More Information.”

Neither we nor the Selling Stockholders have authorized anyone to provide any information or to make any representations other than those contained in this prospectus, any accompanying prospectus supplement or any free writing prospectus we have prepared. We and the Selling Stockholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus, any applicable prospectus supplement or any related free writing prospectus. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy securities, in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any prospectus supplement is accurate only as of the date on the front of those documents, regardless of the time of delivery of this prospectus or any applicable prospectus supplement, or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.

For investors outside the United States: neither we nor the Selling Stockholders have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our securities and the distribution of this prospectus outside the United States.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

This prospectus contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus and any accompanying prospectus supplement may constitute “forward-looking statements” for purposes of the federal securities laws. These forward-looking statements include, but are not limited to, statements regarding our and our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this prospectus may include, for example, statements about:

•	the demand for our products and services, which is influenced by the general level activity in the oil and gas industry;

•	our ability to retain our customers, particularly those that contribute to a large portion of our revenue;

•	our ability to remain the sole North American distributor of the Drill-N-Ream;

•	our ability to employ and retain a sufficient number of skilled and qualified workers, including our key personnel;

•	the impact of our status as an emerging growth company and smaller reporting company;

•	our ability to source tools at reasonable cost;

•	our customers’ ability to obtain required permits or authorizations from applicable governmental agencies and other third parties;

•	our ability to market our services in a competitive industry;

•	our ability to execute, integrate and realize the benefits of acquisitions, and manage the resulting growth of our business;

•	our ability to obtain new technology that may become prevalent in the OFS industry;

•	potential liability for claims arising from damage or harm caused by the operation of our tools, or otherwise arising from the dangerous activities that are inherent in the oil and gas industry;

•	the impact of the COVID-19 pandemic;

•	application of oilfield anti-indemnity limitations enacted by certain states;

•	our ability to obtain additional capital;

•	the impact of restrictive covenants in the Credit Facility Agreement;

•	the impact of indebtedness incurred to execute our long-term growth strategy;

•	potential political, regulatory, economic and social disruptions in the countries in which we conduct business, including changes in tax laws or tax rates;

•	our dependence on our IT systems, in particular COMPASS, for the efficient operation of our business;

•

the impact of a change in relevant accounting principles, enforcement of existing or new regulations, and changes in policies, rules, regulations, and interpretations of accounting and financial reporting requirements;

•	the impact of adverse and unusual weather conditions on our operations;

•	our ability to comply with applicable laws, regulations and rules, including those related to the environment, greenhouse gases and climate change;

•	our ability to protect our intellectual property rights or trade secrets;

•	our ability to maintain an effective system of disclosure controls and internal control over financial reporting;

•	the potential for volatility in the market price of the Common Stock;

•	the fact that the price per share of Common Stock paid by certain Selling Stockholders is less than the price of such shares as of the date of this prospectus;

•	the impact of increased legal, accounting, administrative and other costs incurred as a public company, including the impact of possible shareholder litigation;

•	the potential for issuance of additional shares of Common Stock or other equity securities, including sales of shares of Common Stock that can be offered and sold pursuant to this prospectus;

•	our ability to maintain the listing of the Common Stock on Nasdaq;

•	the impact of industry or securities analysts changing their recommendation, or failing to cover, the Common Stock;

•	the impact of our status as a “controlled company;” and

•	other risks and uncertainties described in this prospectus, including those under the section entitled “Risk Factors.”

The forward-looking statements contained in this prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on our business. There can be no assurance that future developments affecting our business will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the effect of all such risk factors on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

The forward-looking statements made by us in this prospectus and any accompanying prospectus supplement speak only as of the date of this prospectus and the accompanying prospectus supplement. Except to the extent required under the federal securities laws and rules and regulations of the SEC, we disclaim any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In light of these risks and uncertainties, there is no assurance that the events or results suggested by the forward-looking statements will in fact occur, and you should not place undue reliance on these forward-looking statements.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the matters discussed under the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and the consolidated financial statements and related notes included elsewhere in this prospectus before making an investment decision.

Our Business

We are a leading OSC, based on the percentage of active rigs to which we supply tools in the geographies in which we are active, that rents downhole drilling tools used in horizontal and directional drilling of oil and natural gas. We operate from 18 locations in North America and four locations in Europe and the Middle East, and maintain a large fleet of rental equipment consisting of drill collars, stabilizers, crossover subs, wellbore conditioning tools, drill pipe, hevi-wate drill pipe and tubing. We also rent surface control equipment such as blowout preventers and handling tools, and provide downhole products for producing wells.

Drilling and producing oil and gas is a complex endeavor that requires tools of various shapes and sizes. Many of our customers rent these tools, as opposed to owning them, because of the many factors that affect which tools are needed for a specific task. Such factors include different formations, drilling methodologies, drilling engineer preferences, drilling depth and hole size. We believe that we are successful because we meet our customers’ wide demands by operating from multiple locations with over 65,000 tools in our fleet.

We are led by an accomplished management team that has significant experience in the oil and gas industry and has worked together for much of the last decade. Since 2012, we have grown the business and strengthened our standing in the industry. Specifically, we have:

•	Grown our revenue by 271%, from $35 million in 2012 to $130 million in 2022;

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Increased substantially our market share within North American land drilling, in which we are the market leader, based on the percentage of active projects to which we supply tools, and regularly have active tool rentals on more than 50% of working locations;

•	Expanded our footprint from three facilities to 18 locations in North America, allowing us to serve all major oil and gas producing basins in North America land and offshore;

•	Established four additional locations with international partners in Europe and the Middle East;

•	Secured distribution rights for Drill-N-Ream, a patented specialty reaming tool that saves our customers time and money;

•	Become the market leader in GOM deepwater drilling operation tool rentals, based on the percentage of active projects to which we supply tools, growing from serving only a single GOM project in 2012;

•	Upgraded our customer base from one comprised primarily of independent directional service providers to one comprised of major diversified OSCs and global E&P operators;

•	Built a large sales and marketing organization focused on team selling; and

•	Secured distribution rights for emerging technologies that fulfill the growing demand for longer horizontal lateral drilling.

Risk Factor Summary

Our business is subject to numerous risks and uncertainties, including those described in the section entitled “Risk Factors,” that represent challenges that we face in connection with the successful implementation of our strategy and growth of our business. The occurrence of one or more of the events or circumstances described in the section entitled “Risk Factors,” alone or in combination with other events or circumstances, may adversely affect our ability to realize the anticipated benefits of the Business Combination and may harm our business. Such risks include, but are not limited to, the following:

Risks Related to Our Business

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Demand for our products and services depends on oil and gas industry activity and customer expenditure levels, which are directly affected by trends in the demand for, and price of, crude oil and natural gas as well as the availability of capital.

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Growth in U.S. drilling activity, and our ability to benefit from such growth, could be adversely affected by any significant constraints in equipment, labor or takeaway capacity in the regions in which we operate.

•	We depend on a relatively small number of customers in a single industry. The loss of an important customer could adversely affect our business, results of operations and financial condition.

•	Termination of, or failure to comply with, the terms of our non-exclusive distribution agreement with SDPI could have a material adverse effect on our business.

•	We may be unable to employ a sufficient number of skilled and qualified workers to sustain or expand our current operations.

•	Our business depends on the continuing services of certain of our key managers and employees.

•	We are an emerging growth company and smaller reporting company and as such are subject to various risks unique only to emerging growth companies and smaller reporting companies.

•	The lack of availability of the tools we purchase to rent to our customers and inflation may increase our cost of operations beyond what we can recover through price increases.

•	Delays in obtaining, or inability to obtain or renew, permits or authorizations by our customers for their operations could impair our business.

•	Competition within the oil and gas drilling tool rental industry.

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We may fail to fully execute, integrate, or realize the benefits expected from acquisitions, which may require significant management attention, disrupt our business and adversely affect our results of operations.

•	New technology may cause us to become less competitive.

•	The equipment we rent may subject us to liability, including claims for personal injury, property damage and environmental contamination, or reputational harm if it fails to perform to specifications.

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Our operations, and those of our customers, are subject to hazards inherent in the oil and gas industry, which could expose us, and our customers, to substantial liability and cause us to lose substantial revenue.

•	Restrictive covenants in the Credit Facility Agreement could, among other things, limit our growth and our ability to finance our operations, fund our capital needs and respond to changing conditions.

•	Political, regulatory, economic and social disruptions in the countries in which we conduct business.

•	A failure of our information technology infrastructure and cyberattacks could adversely impact us.

•	Our results of operations and financial condition could be negatively impacted by changes in accounting principles.

Risks Related to Legal and Regulatory Matters

•	Our operations require us to comply with various domestic and international regulations, including environmental laws.

•	Changes in tax laws or tax rates, adverse positions taken by taxing authorities and tax audits could impact our operating results.

•	We may not be able to fully protect our intellectual property rights or trade secrets.

Risks Related to Ownership of the Common Stock

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If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

•	The market price of the Common Stock may be volatile.

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Certain Selling Stockholders purchased the shares covered by this prospectus at prices significantly below the current trading price of the shares, and may therefore make substantial profits upon resales even if the current trading price of the Common Stock is at or significantly below the price at which the ROC Units (as defined below) were issued in the ROC IPO.

•	Certain Selling Stockholders can earn a positive return on their investment, even if other stockholders experience a negative rate of return on their investment in DTIC.

•	We may require additional capital to support our operations or the growth of our business.

•	As a public company, we will incur significant increased expenses and administrative burdens which could have an adverse effect on our business, financial condition and operating results.

•	Our Certificate of Incorporation designates specific courts as the exclusive forum for substantially all stockholder litigation matters.

•	Shareholder litigation and regulatory inquiries and investigations are expensive and could harm our business, financial condition and operating results and could divert management attention.

•	HHEP owns a significant equity interest in us and may take actions that conflict with your interests.

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Sales of substantial amounts of Common Stock in the public markets, including shares offered and sold pursuant to this prospectus, or the perception that such sales could occur, could reduce the price that the Common Stock might otherwise attain.

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Because there are no current plans to pay cash dividends on the Common Stock for the foreseeable future, you may not receive any return on investment unless you sell the Common Stock at a price greater than what you paid for it.

•	DTIC’s sole material asset is its direct equity interest in DTIH.

•	Nasdaq may delist the Common Stock from trading.

Selling Stockholders’ Effective Purchase Price and Potential Profit

This prospectus relates to the offer and sale, from time to time, by the Selling Stockholders of up to an aggregate of (i) 2,560,396 shares of Common Stock issued to ROC Holdings in connection with the PIPE Financing at a purchase price of $10.10 per share, (ii) 409,901 shares of Common Stock issued to FP SPAC 2 in connection with the FP SPAC Note Conversion at a purchase price of $10.10 per share, (iii) up to 2,302,500 Founder Shares, which were issued to ROC Holdings at a purchase price of $0.006 per share, (iv) 2,042,181 shares of Common Stock issued to certain Selling Stockholders pursuant to the Exchange Agreements, which were issued to the Exchangors in lieu of an aggregate of $10,804,618 that would have otherwise been payable to them as consideration under the Merger Agreement and at a price of $5.29 per share, (v) 875,600 shares of Common Stock issued to ROC Holdings in exchange for ROC Rights and shares of ROC Common Stock issued to it in connection with a private placement at a purchase price of $10.00 per share, (vi) 1,761,570 shares of Common Stock issuable upon exercise of certain outstanding Options, having an exercise price of $3.72 per share, held by certain of the Selling Stockholders, (vii) 125,000 shares of Common Stock held by Alberto Pontonio (an affiliate of ROC Holdings), which were issued at a purchase price of $0.006 per share and (viii) 16,913,116 shares of Common Stock issued in connection with the Business Combination at an implied equity consideration value of $10.10 per share. Shares of Common Stock may be offered and sold through any means described in the section entitled “Plan of Distribution.”

The sale of all of the shares registered pursuant to the Registration Statement, or the perception that these sales could occur, could result in a significant decline in the public trading price of the Common Stock. Even if the current trading price of the Common Stock is at or significantly below the price at which the units were issued in the ROC IPO (the “ROC Units”), certain of the Selling Stockholders, including holders of the Founder Shares, Exchange Shares and shares of Common Stock issuable upon exercise of certain outstanding Options and Alberto Pontonio (an affiliate of ROC Holdings), may have an incentive to sell because they will still profit on sales due to the lower price at which they purchased their shares of Common Stock compared to the public stockholders. The public stockholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Based on the closing price of the Common Stock of $4.02 on August 29, 2023 and the effective purchase prices set forth in the paragraph above, (i) holders of the shares issued in the PIPE Financing may experience a potential loss of $6.08 per share of Common Stock (or $(15,567,208) in the aggregate); (ii) holders of the shares issued in connection with the FP SPAC Note Conversion may experience a potential loss of $6.08 per share of Common Stock (or $(2,492,198) in the aggregate); (iii) holders of Founder Shares may experience a potential gain of $4.01 per share of Common Stock (or $9,242,235 in the aggregate); (iv) holders of Exchange Shares may experience a potential loss of $1.27 per share of Common Stock (or $(2,593,570) in the aggregate); (v) ROC Holdings may, in connection with the shares of Common Stock issued to it in exchange for ROC Rights and shares of ROC Common Stock held by it, experience a potential loss of $5.98 per share of Common Stock (or $(5,236,088) in the aggregate); (vi) holders of the shares issuable upon exercise of certain outstanding Options may experience a potential gain of $0.30 per share of Common Stock (or $528,471 in the aggregate); (vii) Alberto Pontonio (an affiliate of ROC Holdings) may, in connection with the shares of Common Stock issued to the affiliate, experience a potential gain of $4.01 per share of Common Stock (or $501,750 in the aggregate); and (viii) holders of the shares of Common Stock issued in connection with the Business Combination may experience a potential loss of $6.08 per share of Common Stock (or $(102,831,745) in the aggregate). See “Risk Factors – Risks Related to Ownership of the Common Stock – Sales of substantial amounts of Common Stock in the public markets, or the perception that such sales could occur, could reduce the price that the Common Stock might otherwise attain. The shares being offered for resale in this prospectus represent a substantial percentage of the outstanding Common Stock, and the sales of such shares, or the perception that these sales could occur, could cause the market price of the Common Stock to decline significantly.”

Corporate and Other Information

Our principal executive office is located at 3701 Briarpark Drive, Suite 150, Houston, Texas 77042. Our telephone number is (832) 742-8500. Our website is www.drillingtools.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

See “Business – Corporate Information.”

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”); reduced obligations with respect to financial data, including presenting only two years of audited financial statements in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure; reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved; and an exemption from compliance with the requirement of the Public Company Accounting Oversight Board (United States) (“PCAOB”) regarding the communication of critical audit matters in the auditor’s report on the financial statements.

In addition, pursuant to the JOBS Act, as an emerging growth company we have elected to take advantage of an extended transition period for complying with new or revised accounting standards. This effectively permits us to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of the public company effective dates.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the consummation of ROC’s initial public offering of units, which closed on December 6, 2021 (the “ROC IPO”). We will cease to be an emerging growth company prior to the end of such five-year period if certain earlier events occur, including (i) if we become a large accelerated filer under applicable SEC rules; (ii) our annual gross revenue exceeds $1.235 billion; or (iii) we issue more than $1.0 billion of non-convertible debt in any three-year period.

Additionally, we are a “smaller reporting company” as defined in the rules promulgated under the Securities Act. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company only so long as (i) the market value of the Common Stock held by non-affiliates is less than $250 million, calculated as of the end of the most recently completed second financial quarter or (ii) our annual revenue is less than $100 million in our previous financial year and during such completed financial year and the market value of the Common Stock held by non-affiliates is less than $700 million.

THE OFFERING

Issuer	Drilling Tools International Corporation

Securities that may be offered and sold from time to time by the Selling Stockholders	Up to an aggregate of 26,990,264 shares of Common Stock held by the Selling Stockholders.
Shares of Common Stock Outstanding	29,768,568 shares of Common Stock as of August 30, 2023.

Use of proceeds	All of the shares of Common Stock offered by the Selling Stockholders pursuant to this prospectus will be sold by the Selling Stockholders for their respective accounts. We will not receive any of the proceeds from these sales. See “Use of Proceeds.”

Lock-Up Restrictions	Certain shares of Common Stock are subject to lock-up restrictions. See “Certain Relationships and Related Party Transactions – Lock-Up Agreements.”

Market for the Common Stock	The Common Stock is listed on Nasdaq under the symbol “DTI”.

Risk Factors	Any investment in the Common Stock offered hereby is speculative and involves a high degree of risk. You should carefully consider the information set forth under “Risk Factors” elsewhere in this prospectus.

Unless we specifically state otherwise or the context otherwise requires, the number of shares of Common Stock outstanding does not include:

•	2,361,730 shares of shares of Common Stock issuable upon the exercise of stock options outstanding as of August 30, 2023; and

•	2,976,854 shares of Common Stock reserved for issuance with respect to future grants under the 2023 Plan.

RISK FACTORS

Risks Related to Our Business

Demand for our products and services depends on oil and gas industry activity and customer expenditure levels, which are directly affected by trends in the demand for, and price of, crude oil and natural gas as well as the availability of capital.

Demand for our products and services depends primarily upon the general level of activity in the oil and gas industry, including the number of drilling rigs in operation, the number of oil and gas wells being drilled, the depth and drilling conditions of these wells, the volume of production, the number of well completions and the cumulative feet drilled, the level of well remediation activity, and the corresponding capital spending by oil and gas companies. Oil and gas activity is in turn heavily influenced by, among other factors, current and anticipated oil and natural gas prices locally and worldwide. Historically, such prices have been volatile, and declines, whether actual or anticipated, thereof could negatively affect the level of oil and gas activity and related capital spending. Decreases in oil and gas activity and related capital spending could, in turn, adversely affect demand for our products and services and, in certain instances, result in the cancellation, modification or curtailing of demand for our services and the ability of our customers to pay us for our products and services. These factors could have an adverse effect on our business, results of operations, financial condition and cash flows.

Factors affecting the prices of oil and natural gas include, but are not limited to, the following:

•	demand for hydrocarbons, which is affected by worldwide population growth, economic growth rates and general economic and business conditions;

•	available excess production capacity within the Organization of Petroleum Exporting Countries (“OPEC”) and the level of oil and gas production by non-OPEC countries;

•	oil and gas inventory levels, production capacity and investment levels;

•	the continued development of shale plays which may influence worldwide supply;

•	transportation differentials associated with reduced capacity in and out of the storage hub in Cushing, Oklahoma;

•	costs of exploring for, producing and delivering oil and natural gas;

•	political and economic uncertainty and geopolitical unrest;

•	oil refining activity and shifts in end-customer preferences toward fuel efficiency and increased transition to electric vehicles;

•	conservation measures and technological advances affecting energy consumption;

•	government initiatives to address greenhouse gas emissions and climate change, including incentives to promote alternative energy sources;

•	potential acceleration of the commercial development of alternative energy sources and adjacent products, such as wind, solar, geothermal, tidal, fuel cells and biofuels;

•	access to capital and credit markets and investors’ focus on shareholder returns, which may affect our customers’ activity levels and spending for our products and services;

•	changes in laws and regulations related to hydraulic fracturing activities, saltwater disposal or oil and gas drilling, particularly on public properties;

•	changes in environmental laws and regulations, including those relating to the use of coal in power plants, as such laws and regulations can impact the demand for natural gas;

•	adverse weather conditions, changes in weather patterns and natural disasters, including those related to climate change;

•	supply disruptions in key oil producing regions;

•	terrorist attacks and armed conflicts, including the current conflict between Russia and Ukraine, which could cause temporary price increases, thereby dampening demand; and

•	global pandemics.

The oil and gas industry is cyclical and has historically experienced periodic downturns. These downturns have been characterized by diminished demand for our products and services and downward pressure on the prices we charge. These downturns generally cause many E&P companies to reduce their capital budgets and drilling activity. Any future downturn or expected downturn could result in a significant decline in demand for OFS and adversely affect our business, results of operations and cash flows.

Customer expenditure levels could also drop if our customers face difficulty in accessing capital. If commodity prices drop, our customers may face liquidity constraints and the deterioration of their respective credit worthiness. Moreover, our customers may have limited viable financing alternatives in light of unfavorable lending and investment policies held by financial institutions associated with concerns about environmental impacts of the oil and gas industry or its products. Similarly, certain institutional investors have divested themselves of investments in this industry. If any of our customers experience any of these challenges, they may reduce spending, which could adversely affect our business, results of operations and cash flows.

Growth in U.S. drilling activity, and our ability to benefit from such growth, could be adversely affected by any significant constraints in equipment, labor or takeaway capacity in the regions in which we operate.

Growth in U.S. drilling activity may be impacted by, among other things, the availability and cost of drilling equipment, pipeline capacity, and material and labor shortages. Significant growth in drilling activity could strain availability of the equipment, materials and labor required to drill and complete a well, together with the ability to move the produced oil and natural gas to market. Should significant constraints develop that materially impact the efficiency and economics of oil and gas producers, growth in U.S. drilling activity could be adversely affected. This would have an adverse impact on the demand for the products we sell and rent, which could have a material adverse effect on our business, results of operations and cash flows.

We depend on a relatively small number of customers in a single industry. The loss of an important customer could adversely affect our business, results of operations and financial condition.

Our customers are primarily diversified OFS companies and E&P operators. Historically, we have been dependent on a relatively small number of customers for our revenues. During the years ended December 31, 2022 and 2021, 28% and 18%, respectively, of our total revenue was earned from our two largest customers. During the six months ended June 30, 2023, and June 30, 2022, our two largest customers accounted for approximately 30% and 27% of our revenue, respectively. Our business, results of operations and financial condition could be materially adversely affected if an important customer ceases to engage us for our services on favorable terms, or at all, or fails to pay or delays paying us significant amounts of our outstanding receivables.

We have operated under a first call supply agreement with our largest customer since 2013. We and this customer have agreed to multiple extensions of this agreement, the most recent of which extends the agreement until December 28, 2023. However, if we are unable to successfully negotiate extensions in the future, then our ability to do business with this customer may be greatly reduced. Moreover, the supply agreements that we have entered into with our other customers are also of limited duration and require periodic extensions. Similarly, a failure to agree to such extensions may hinder our ability to do business with these customers.

Additionally, the E&P industry is characterized by frequent consolidation activity. Changes in ownership of our customers may result in the loss of, or reduction in, business from those customers. Moreover, customers may use their size and purchasing power to seek economies of scale and pricing concessions. Consolidation may also result in reduced capital spending by some of our customers, which may lead to a decreased demand for our services and equipment. We cannot assure you that we will be able to maintain our level of sales to a customer that has consolidated or replace that revenue with increased business activity with other customers. As a result, the acquisition of one or more of our primary customers may have a significant negative impact on our business, results of operations, financial condition or cash flows. We are unable to predict what effect consolidations in the industry may have on price, capital spending by our customers, our market share and selling strategies, our competitive position, our ability to retain customers or our ability to negotiate favorable agreements with our customers.

Termination of, or failure to comply with, the terms of our non-exclusive distribution agreement with SDPI could have a material adverse effect on our business.

In 2016, we entered into an exclusive distribution agreement with SDPI with respect to the Drill-N-Ream™. In 2017, SDPI determined that we did not meet defined market share goals, and as a result our distribution rights with respect to the Drill-N-Ream™ are no longer contractually exclusive. Accordingly, SDPI could choose to distribute the Drill-N-Ream™ through other companies who will then compete with us in this space. These risks could be exacerbated if SDPI were to enter into an exclusive distribution agreement with, or sell the intellectual property rights to the Drill-N-Ream™ to, one of our competitors, or if one of our competitors were to acquire SDPI. While we remain the Drill-N-Ream™’s sole North American distributor, we cannot guarantee that this will remain the case. Our inability to remain the sole North American distributor of the Drill-N-Ream™ could have a material adverse effect on our business, results of operations and cash flows.

We may be unable to employ a sufficient number of skilled and qualified workers to sustain or expand our current operations.

The delivery of our products and services requires personnel with specialized skills and experience. Our ability to be productive and profitable will depend upon our ability to attract and retain skilled workers. In addition, our ability to expand our operations depends in part on our ability to increase the size of our skilled labor force. The demand for skilled workers is high, and the cost to attract and retain qualified personnel has increased. During industry downturns, skilled workers may leave the industry, reducing the availability of qualified workers when conditions improve. In addition, a significant increase in the wages paid by competing employers both within and outside of our industry could result in increases in the wage rates that we must pay. Throughout 2021 and 2022, our expenses related to salaries and wages increased materially, especially those expenses related to certain key oil and gas producing regions, as we sought to meet increasing customer demand. During the six months ended June 30, 2023, we experienced similar increases, although the rate of such increases slowed compared to that in 2021 and 2022. If we are not able to employ and retain skilled workers, our ability to respond quickly to customer demands or strong market conditions may inhibit our growth, which could have a material adverse effect on our business, results of operations and cash flows.

Our business depends on the continuing services of certain of our key managers and employees.

We depend on key personnel. The loss of key personnel could adversely impact our business if we are unable to implement our strategy and successfully manage our business in their absence. The loss of qualified employees or an inability to retain and motivate additional highly-skilled employees required for the operation and expansion of our business could hinder our ability to successfully maintain and expand our market share.

Equity interests in us are a substantial portion of the net worth of our executive officers and several of our other senior managers. As a result, those executive officers and senior managers may have less incentive to remain employed by us if they were to sell their equity interests. After terminating their employment with us, some of them may become employed by our competitors.

Our only executives who are subject to lock-up agreements are Michael W. Domino, Jr. and R. Wayne Prejean. Following the expiration of the lock-up period set forth in the lock-up agreement between DTIC and Michael W. Domino, Jr. dated as of the Closing Date and the lock-up agreement between DTIC and RobJon dated as of the Closing Date, the shares of Common Stock held by Messrs. Domino and Prejean, respectively, will be more liquid than they are now.

We are an emerging growth company and smaller reporting company and as such are subject to various risks unique only to emerging growth companies and smaller reporting companies, including but not limited to, no requirement to provide an assessment of the effectiveness of internal controls over financial reporting.

We are an “emerging growth company” as defined in the JOBS Act. We will remain an emerging growth company until the earlier of (i) December 31, 2026, the last day of the fiscal year following the fifth anniversary of the date of the ROC IPO; (ii) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under applicable SEC rules.

We expect that we will remain an emerging growth company for the foreseeable future but cannot retain our emerging growth company status indefinitely and will no longer qualify as an emerging growth company on or before December 31, 2026. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from specified disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

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being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the requirement of auditor attestation of our internal controls over financial reporting;

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not being required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	not being required to hold a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Additionally, as an emerging growth company and smaller reporting company our status as such carries various unique risks such as the risk that our financial statements may not be comparable to those of other public companies, and the risk that we will not be required to provide an assessment of the effectiveness of our internal controls over financial reporting until our second annual report following our initial public offering.

For as long as we continue to be an emerging growth company, we expect that we will take advantage of the reduced disclosure obligations available to us as a result of that classification. We have taken advantage of certain of those reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

An emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the dates on which adoption of such standards is required for other public reporting companies.

We are also a “smaller reporting company” as defined in Rule 12b-2 of the Exchange Act, and have elected to take advantage of certain of the scaled disclosure available for smaller reporting companies.

The lack of availability of the tools we purchase to rent to our customers and inflation may increase our cost of operations beyond what we can recover through price increases.

Our ability to source tools, such as drill collars, stabilizers, crossover subs, wellbore conditioning tools, drill pipe, hevi-wate drill pipe and tubing, at reasonable cost is critical to our ability to successfully compete. Due to a shortage of steel caused primarily by production disruptions during the COVID-19 pandemic and increased demand as economies rebounded, steel and assembled component prices have been and continue to be elevated. Our business and results of operations may be adversely affected by our inability to manage rising costs and the availability of the tools that we rent to our customers. Additionally, freight costs, specifically ocean freight costs, have risen significantly due to a number of factors including, but not limited to, a scarcity of shipping containers, congested seaports, a shortage of commercial drivers, capacity constraints on vessels or lockdowns in certain markets. We cannot assure you that we will be able to continue to purchase and move these tools on a timely basis or at commercially viable prices, nor can we be certain of the impact of changes to tariffs and future legislation that may impact trade with China or other countries. Should our current suppliers be unable to provide the necessary tools or otherwise fail to deliver such tools timely and in the quantities required, resulting delays in the provision of rentals to our customers could have a material adverse effect on our business, results of operations and cash flows.

The United States has recently experienced the highest inflation in decades primarily due to supply-chain issues, a shortage of labor and a build-up of demand for goods and services. The most noticeable adverse impact to our business has been increased freight, materials and vehicle-related costs as well as higher salaries and wages. To date, we do not believe that inflation has had a material impact on our financial condition or results of operations because we have been able to increase the prices we receive from our customers. We cannot be sure how long elevated inflation rates will continue. We cannot be confident that all costs will return to the lower levels experienced in prior years even as the rate of inflation abates. Our business and results of operations may be adversely affected by these rising costs to the extent we are unable to recoup them from our customers.

Delays in obtaining, or inability to obtain or renew, permits or authorizations by our customers for their operations could impair our business.

Our customers are required to obtain permits or authorizations from one or more governmental agencies or other third parties to perform drilling and completion activities, including hydraulic fracturing. Such permits or approvals are typically required by state agencies but can also be required by federal and local governmental agencies or other third parties. The requirements for such permits or authorizations vary depending on the location where such drilling and completion activities will be conducted. As with most permitting and authorization processes, there is a degree of uncertainty as to whether a permit will be granted, the time it will take for a permit or approval to be issued and the conditions which may be imposed in connection with the granting of the permit. In some jurisdictions, certain regulatory authorities have delayed or suspended the issuance of permits or authorizations while the potential environmental impacts associated with issuing such permits can be studied and appropriate mitigation measures evaluated.

In Texas, rural water districts have begun to impose restrictions on water use and may require permits for water used in drilling and completion activities. In addition, in January 2021, President Biden indefinitely suspended new oil and natural gas leases on public lands or in offshore waters pending completion of a comprehensive review and reconsideration of federal oil and gas permitting and leasing practices. Although the moratorium was enjoined nationwide in June 2021, and again in August 2022 after the U.S. Court of Appeals for the Fifth Circuit vacated the June 2021 injunction, the Biden Administration may take further actions to limit new oil and natural gas leases.

In November 2021, the Department of the Interior completed its review and issued a report on the federal oil and gas leasing program. The Department of the Interior’s report recommends several changes to federal leasing practices, including changes to royalty payments, bidding and bonding requirements. The effects of this report or other initiatives to reform the federal leasing process could result in additional restrictions or limitations on the issuance of federal leases and permits for drilling on public lands. Permitting, authorization or renewal delays, the inability to obtain new permits or the revocation of current permits could impact our customers’ operations and cause a loss of revenue and potentially have a materially adverse effect on our business, results of operations and cash flows.

Competition within the oil and gas drilling tool rental industry may adversely affect our ability to market our services.

The oil and gas drilling tool rental tool industry is highly competitive and fragmented. The number of rental tool companies active in a given market may exceed the corresponding demand therefor, which could result in active price competition. Some oil and gas drilling companies prioritize rental prices when choosing to contract with a rental tool company, which may further increase competition based primarily on price. In addition, adverse market conditions lower demand for drilling equipment, which results in excess equipment and lower utilization rates. If market conditions in our operating areas deteriorate from current levels or if adverse market conditions persist, the prices we are able to charge and utilization rates may decline. Moreover, our customers may choose to purchase some or all of the tools that they typically rent from us, thereby reducing the volume of business that we conduct with such customers. Any significant future increase in overall market capacity for the rental equipment or services that we offer could adversely affect our business, results of operations and cash flows.

We may fail to fully execute, integrate, or realize the benefits expected from acquisitions, which may require significant management attention, disrupt our business and adversely affect our results of operations.

As part of our business strategy and to remain competitive, we continually evaluate acquiring or making investments in complementary companies, products or technologies. We may not be able to find suitable acquisition candidates or complete such acquisitions on favorable terms. We may incur significant expenses, divert employee and management time and attention from other business-related tasks and our organic strategy and incur other unanticipated complications while engaging with potential target companies where no transaction is eventually completed.

If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals or expected growth, and any acquisitions we complete could be viewed negatively by our customers, or we could experience unexpected competition from market participants. Any integration process may require significant time and resources. We may not be able to manage the process successfully and may experience a decline in our profitability as we incur expenses prior to fully realizing the benefits of the acquisition. We could also expend significant cash and incur acquisition related costs and other unanticipated liabilities associated with the acquisition, the product or the technology, such as contractual obligations, potential security vulnerabilities of the acquired company and its products and services and potential intellectual property infringement. In addition, any acquired technology or product may not comply with legal or regulatory requirements and may expose us to regulatory risk and require us to make additional investments to make them compliant.

We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges and tax liabilities. We could become subject to legal claims following an acquisition or fail to accurately forecast the potential impact of any claims. Any of these issues could have a material adverse impact on our business and results of operations.

New technology may cause us to become less competitive.

New technology that enhances the functionality, performance reliability and design of downhole drilling tools currently on the market may become prevalent in the OFS industry. We may face difficulty obtaining these new tools for the purpose of renting them to our customers. Although we believe our fleet of rental equipment currently gives us a competitive advantage, if competitors develop fleets that are more technically advanced than ours, we may lose market share or be placed at a competitive disadvantage. Further, we may face competitive pressure to acquire certain new tools at a substantial cost. Some of our competitors have greater financial, technical and personnel resources that may allow them to enjoy various competitive advantages in the acquisition of new tools. We cannot be certain that we will be able to continue to acquire new tools or convert our existing tools to meet new performance requirements. Such an inability may have a material adverse effect on our business, results of operations and cash flows, including a reduction in the value of assets, and the rates that may be charged for their rental.

We rent tools used in the drilling of oil and gas wells. This equipment may subject us to liability, including claims for personal injury, property damage and environmental contamination, or reputational harm if it fails to perform to specifications.

We rent tools used in oil and gas exploration, development and production. Some of these tools are designed to operate in high-temperature and/or high-pressure environments, and some tools are designed for use in hydraulic fracturing operations. Because of applications to which our tools are exposed, particularly those involving high pressure environments, a failure of such tools, or a failure of our customers to maintain or operate the tools properly, could cause damage to the tools, damage to the property of customers and others, personal injury and environmental contamination and could lead to a variety of claims against us or reputational harm that could have an adverse effect on our business, results of operations and cash flows.

We indemnify our customers against certain claims and liabilities resulting or arising from our provision of goods or services to them. In addition, we rely on customer indemnifications, generally, and third-party insurance as part of our risk mitigation strategy. However, our insurance may not be adequate to cover our liabilities. In addition, our customers may be unable to satisfy indemnification claims against them. Further, insurance companies may refuse to honor their policies, or insurance may not generally be available in the future, or if available, premiums may not be commercially justifiable. We could incur substantial liabilities and damages that are either not covered by insurance or that are in excess of policy limits, or incur liability at a time when we are not able to obtain liability insurance. Such potential liabilities could have a material adverse effect on our business, results of operations and cash flows.

Our operations, and those of our customers, are subject to hazards inherent in the oil and gas industry, which could expose us, and our customers, to substantial liability and cause us to lose substantial revenue.

Risks inherent in our industry include the risks of equipment defects, installation errors, the presence of multiple contractors at the wellsite over which we have no control, vehicle accidents, fires, explosions, blowouts, surface cratering, uncontrollable flows of gas or well fluids, pipe or pipeline failures, abnormally pressured formations and various environmental hazards such as oil spills and releases of, and exposure to, hazardous substances. For example, our operations are subject to risks associated with hydraulic fracturing, including any mishandling, surface spillage or potential underground migration of fracturing fluids, including chemical additives. Both we and our customers are subject to these risks.

The occurrence of any of these events could result in substantial losses to us or to our customers due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigations and penalties, suspension of operations and repairs required to resume operations. The cost of managing such risks may be significant. The frequency and severity of such incidents will affect operating costs, insurability and relationships with customers, employees and regulators.

Should these risks materialize for us, our customers may elect not to rent our tools or utilize our services if they view our environmental or safety record as unacceptable, which could cause us to lose customers and substantial revenues. Should these risks materialize for our customers, they may also suffer similar negative consequences with respect to their own customers and clients. If this were to happen, our customers may no longer be in a position to do business with us, thereby adversely affecting our business, results of operations and cash flows.

Our insurance may not be adequate to cover all losses or liabilities we may suffer. Also, insurance may no longer be available to us, or its availability may be at premium levels that do not justify its purchase. The occurrence of a significant uninsured claim, a claim in excess of the insurance coverage limits maintained by us or a claim at a time when we are not able to obtain liability insurance could have a material adverse effect on our ability to conduct normal business operations and on our business, results of operations, financial condition and cash flows. In addition, we may not be able to secure additional insurance or bonding that might be required by new governmental regulations. This may cause us to restrict our operations, which might severely impact our business, results of operations and cash flows.

The global outbreak of COVID-19 and associated responses had an adverse impact on our business and operations.

The COVID-19 pandemic negatively affected our revenues and operations. We experienced slowdowns or temporary idling of certain of our facilities due to a number of factors, including implementing additional safety measures, testing of our team members, team member absenteeism and governmental orders. A prolonged closure could have a material adverse impact on our ability to operate our business and on our results of operations. We have also experienced disruption and volatility in our supply chain, which has resulted, and may continue to result, in increased costs for certain goods. In addition, we have experienced significant delays in shipments of raw materials and finished goods from various vendors. To date, these delays have not caused us to fail to be able to meet the demands of our customers, though it has encouraged us to diversify our supply chain. We do not expect that supply chain disruptions related to the COVID-19 pandemic will have a materially adverse impact on our business or operations going forward. The spread of COVID-19 also disrupted and may continue to disrupt logistics necessary to import, export and deliver products to us and our customers. Further, we might experience temporary shortages of labor, making it difficult to provide in-house inspection and machining services to our DTR, Premium Tools and DNR divisions. The continued adverse impact of the COVID-19 pandemic on our business is unknown and impossible to predict with certainty. Despite the availability of applicable vaccines and boosters, the extent of future impacts of COVID-19 and any new variants thereof on general economic conditions and on our business, operations and results of operations remains uncertain.

Oilfield anti-indemnity provisions enacted by many states may restrict or prohibit a party’s indemnification of us.

We typically enter into agreements with our customers governing the provision of our services, which usually include certain indemnification provisions for losses resulting from operations. Such agreements may require each party to indemnify the other against certain claims regardless of the negligence or other fault of the indemnified party. However, many states place limitations on contractual indemnity agreements, particularly agreements that indemnify a party against the consequences of its own negligence. Furthermore, certain states, including Louisiana, New Mexico, Texas and Wyoming, have enacted statutes generally referred to as “oilfield anti-indemnity acts” expressly prohibiting certain indemnity agreements contained in or related to OFS agreements. Such oilfield anti-indemnity acts may restrict or void a party’s indemnification of us, which could have a material adverse effect on our business, results of operations and cash flows.

Restrictive covenants in the Credit Facility Agreement could limit our growth and our ability to finance our operations, fund our capital needs, respond to changing conditions and engage in other business activities that may be in our best interests.

The Credit Facility Agreement imposes operating and financial restrictions. These restrictions limit our ability to, among other things, subject to permitted exceptions:

•	incur additional indebtedness;

•	make investments or loans;

•	create liens;

•	consummate mergers and similar fundamental changes;

•	declare and pay dividends and distributions; and

•	enter into certain transactions with affiliates.

The restrictions contained in the Credit Facility Agreement could:

•	limit the ability to plan for, or react to, market conditions, to meet capital needs or otherwise to restrict our activities or business plan; and

•	adversely affect the ability to finance our operations or to engage in other business activities that would be in our interest.

The Credit Facility Agreement requires compliance with a specified financial ratio. The ability to comply with this ratio may be affected by events beyond our control and, as a result, this ratio may not be met in circumstances when it is tested. This financial ratio restriction could limit the ability to obtain future financings, make needed capital expenditures, withstand a continued downturn in our business or a downturn in the economy in general or otherwise conduct necessary corporate activities. Declines in oil and natural gas prices, and therefore a reduction in our customers’ activity, could result in failure to meet one or more of the covenants under the Credit Facility Agreement which could require refinancing or amendment of such obligations resulting in the payment of consent fees or higher interest rates, or require a capital raise at an inopportune time or on terms not favorable.

A breach of any of these covenants or the inability to comply with the required financial ratios or financial condition tests could result in a default under the Credit Facility Agreement. A default under the Credit Facility Agreement, if not cured or waived, could result in acceleration of all indebtedness outstanding thereunder.

We may incur indebtedness to execute our long-term growth strategy, which may reduce our profitability.

Maintaining a relevant rental fleet requires significant capital. We may require additional capital in the future to maintain and refresh our fleet. For the years ended December 31, 2022, and 2021, we spent $23.8 million, and $11.4 million, respectively, to purchase property, plant and equipment. For the six months ended June 30, 2023, and June 30, 2022, we spent $10.6 million and $7.0 million, respectively, to purchase property, plant and equipment. Historically, we have financed these investments through cash flows from operations and external borrowings. These sources of capital may not be available to us in the future. If we are unable to fund capital expenditures for any reason, we may not be able to capture available growth opportunities or effectively maintain our existing assets and any such failure could have a material adverse effect on our business, results of operations and financial condition. If we incur additional indebtedness, our profitability may be reduced.

Political, regulatory, economic and social disruptions in the countries in which we conduct business could adversely affect our business or results of operations.

In addition to our facilities in the United States, we operate stocking points in Scotland and Germany and facilities in Canada and the United Arab Emirates. Additionally, we rent downhole drilling tools in Ukraine to

Ukraine-based directional drilling companies and drilling contractors through Denimex, which acts as our representative in Ukraine. Instability and unforeseen changes in any of the markets in which we conduct business could have an adverse effect on the demand for, or supply of, the products that we rent and the services that we provide, which in turn could have an adverse effect on our business, results of operations and cash flows. These factors include, but are not limited to:

•	nationalization and expropriation;

•	potentially burdensome taxation;

•	inflationary and recessionary markets, including capital and equity markets;

•	civil unrest, labor issues, political instability, natural disasters, terrorist attacks, cyber-terrorism, military activity and wars;

•	outbreaks of pandemic or contagious diseases;

•	supply disruptions in key oil producing countries;

•	tariffs, trade restrictions, trade protection measures or price controls;

•	foreign ownership restrictions;

•	import or export licensing requirements;

•	restrictions on operations, trade practices, trade partners and investment decisions resulting from domestic and foreign laws and regulations;

•	changes in, and the administration of, laws and regulations;

•	inability to repatriate income or capital;

•	reductions in the availability of qualified personnel;

•	development and implementation of new technologies;

•	foreign currency fluctuations or currency restrictions; and

•	fluctuations in the interest rate component of forward foreign currency rates.

We may not be able to manage our growth successfully.

The growth of our operations will depend upon our ability to expand our customer base in our existing markets and to enter new markets in a timely manner at reasonable costs, organically or through acquisitions. In order for us to recover expenses incurred in entering new markets and obtaining new customers, we must attract and retain customers on economic terms and for extended periods. Customer growth depends on several factors outside of our control, including economic and demographic conditions, such as population changes, job and income growth, housing starts, new business formation and the overall level of economic activity. We may experience difficulty managing our growth, integrating new customers and employees, and complying with applicable regulations. Expanding our operations also may require continued development of our operating and financial controls and may place additional stress on our management and operational resources. We may be unable to manage our growth and development successfully.

A failure of our information technology infrastructure and cyberattacks could adversely impact us.

We depend on our IT systems, in particular COMPASS, for the efficient operation of our business. Accordingly, we rely upon the capacity, reliability and security of our IT hardware and software infrastructure and our ability to expand and update this infrastructure in response to our changing needs. Despite our implementation of security measures, our systems are vulnerable to damage from computer viruses, natural disasters, incursions by intruders or hackers, failures in hardware or software, power fluctuations, cyber terrorists and other similar disruptions. Moreover, we cannot guarantee that COMPASS, or features thereof, are not the protected intellectual property of third parties. If this is the case, these third parties may seek to protect their respective intellectual property rights, thereby hindering, or completely eliminating, our ability to use COMPASS and leverage its benefits.

Additionally, we rely on third parties to support the operation of our IT hardware and software infrastructure, and in certain instances, utilize web-based applications. We also provide proprietary and client data to certain third parties, and such third parties may be the subject of IT failures or cyberattacks. The failure of our IT systems or those of our vendors or third parties to whom we disclose certain information to perform as anticipated for any reason or any significant breach of security could disrupt our business and result in numerous adverse consequences, including reduced effectiveness and efficiency of operations, inappropriate disclosure of confidential and proprietary information, reputational harm, increased overhead costs and loss of important information, which could have a material adverse effect on our business and results of operations. In addition, we may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future.

Our results of operations and financial condition could be negatively impacted by changes in accounting principles.

The accounting for our business is subject to change based on the evolution of our business model, interpretations of relevant accounting principles, enforcement of existing or new regulations, and changes in policies, rules, regulations, and interpretations of accounting and financial reporting requirements of the SEC or other regulatory agencies. Adoption of a change in accounting principles or interpretations could have a significant effect on our reported results of operations and could affect the reporting of transactions completed before the adoption of such change. It is difficult to predict the impact of future changes to accounting principles and accounting policies over financial reporting, any of which could adversely affect our results of operations and financial condition and could require significant investment in systems and personnel.

Adverse and unusual weather conditions may affect our operations.

Our operations may be materially affected by severe weather conditions in areas where we operate. Severe weather, such as hurricanes, high winds and seas, blizzards and extreme temperatures may cause evacuation of personnel, curtailment of services and suspension of operations, inability to deliver tools to customers in accordance with contract schedules and loss of or damage to our tools and facilities. In addition, variations from normal weather patterns can have a significant impact on demand for oil and natural gas, thereby reducing demand for our tools and services.

Risks Related to Legal and Regulatory Matters

Our operations require us to comply with various domestic and international regulations, violations of which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We are exposed to a variety of federal, state, local and international laws and regulations relating to matters such as environmental, workplace, health and safety, labor and employment, customs and tariffs, export and re-export controls, economic sanctions, currency exchange, bribery and corruption and taxation. These laws and regulations are complex, frequently change and have tended to become more stringent over time. They may be adopted, enacted, amended, enforced or interpreted in such a manner that the incremental cost of compliance could adversely impact our business, results of operations and cash flows.

In addition to our U.S. operations, we operate stocking points in Scotland and Germany and facilities in Canada and the United Arab Emirates. Additionally, we rent downhole drilling tools in Ukraine to Ukraine-based directional drilling companies and drilling contractors through Denimex, which acts as our representative in Ukraine. Our operations outside of the United States require us to comply with numerous anti-bribery and anti-corruption regulations. The U.S. Foreign Corrupt Practices Act, among others, applies to us and our operations. Our policies, procedures and programs may not always protect us from reckless or criminal acts committed by our employees or agents, and severe criminal or civil sanctions may be imposed as a result of violations of these laws. We are also subject to the risks that our employees and agents outside of the United States may fail to comply with applicable laws.

In addition, we purchase tools for use in the United States, Canada, the United Kingdom, Germany, the United Arab Emirates and Ukraine for use in such countries. Most movement of these tools involves imports and exports. As a result, compliance with multiple trade sanctions, embargoes and import/export laws and regulations pose a constant challenge and risk to us since a portion of our business is conducted outside of the United States through our subsidiaries. Our failure to comply with these laws and regulations could materially affect our business, results of operations and cash flows.

Compliance with environmental laws and regulations may adversely affect our business and results of operations.

Environmental laws and regulations in the United States and foreign countries affect the services we provide and the equipment we rent and service, as well as the facilities we operate. Such laws and regulations also impact the oil and gas industry more broadly, thereby impacting demand for our products and equipment. For example, we may be affected by such laws as the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Clean Water Act, the Clean Air Act and the Occupational Safety and Health Act of 1970. Further, our customers may be subject to a range of laws and regulations governing hydraulic fracturing, drilling and greenhouse gas emissions.

We are required to invest financial and managerial resources to comply with environmental laws and regulations and believe that we will continue to be required to do so in the future. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial and mitigation obligations, and the issuance of orders enjoining operations. These laws and regulations, as well as the finalizing of other new laws and regulations affecting our operations or the exploration and production and transportation of crude oil and natural gas by our customers, could adversely affect our business and operating results by increasing our costs of compliance, increasing the costs of compliance and costs of doing business for our customers, limiting the demand for our products and services, or restricting our operations. Increased regulation or a move away from the use of fossil fuels caused by additional regulation could also reduce demand for our products and services.

Existing or future laws and regulations related to greenhouse gases and climate change and related public and governmental initiatives and additional compliance obligations could have a material adverse effect on our business, results of operations, prospects, and financial condition.

Changes in environmental requirements related to greenhouse gas emissions may negatively impact demand for our products and services. For example, oil and natural gas E&P may decline as a result of environmental requirements or laws, regulations and policies promoting the use of alternative forms of energy, including land use policies and other actions to restrict oil and gas leasing and permitting in response to environmental and climate change concerns. In January 2021, the Acting Secretary of the Department of the Interior issued an order suspending new leasing and drilling permits for fossil fuel production on federal lands and waters for 60 days. President Biden then issued an executive order indefinitely suspending new oil and natural gas leases on public lands or in offshore waters pending completion of a comprehensive review and reconsideration of federal oil and gas permitting and leasing practices. Several states filed lawsuits challenging the suspension and in June 2021, a judge in the U.S. District Court for the Western District of Louisiana issued a nationwide temporary injunction blocking the suspension. The Department of the Interior successfully appealed the U.S. District Court’s ruling in August 2022, but the moratorium was again enjoined that month. However, the Biden Administration may take further actions to limit new oil and natural gas leases. Further, to the extent that the Department of Interior’s report or other initiatives to reform federal leasing practices result in the development of additional restrictions on drilling, limitations on the availability of leases, or restrictions on the ability to obtain required permits, it could impact our customers’ opportunities and reduce demand for our products and services in the aforementioned areas.

Federal, state and local agencies continue to evaluate climate-related legislation and other regulatory initiatives that would restrict emissions of greenhouse gases in areas in which we conduct business. Because our business depends on the level of activity in the oil and gas industry, existing or future laws and regulations related to greenhouse gases could have a negative impact on our business if such laws or regulations reduce demand for oil and natural gas. Likewise, such laws or regulations may result in additional compliance obligations with respect to the release, capture, sequestration and use of greenhouse gases. These additional obligations could increase our costs and have a material adverse effect on our business, results of operations, prospects and financial condition. Additional compliance obligations could also increase costs of compliance and costs of doing business for our customers, thereby reducing demand for our products and services. Finally, increasing concentrations of greenhouse gases in the Earth’s atmosphere may produce climate changes that could have significant physical effects, such as increased frequency and severity of storms, droughts, floods and other climatic events; if such effects were to occur, they could have an adverse impact on our operations.

Many of our customers utilize hydraulic fracturing in their operations. Environmental concerns have been raised regarding the potential impact of hydraulic fracturing on underground water supplies and seismic activity. These concerns have led to several regulatory and governmental initiatives in the United States to restrict the hydraulic fracturing process, which could have an adverse impact on our customers’ production activities. Although we do not conduct hydraulic fracturing, increased regulation and attention given to the hydraulic fracturing process could lead to greater opposition to oil and gas production activities using hydraulic fracturing techniques. In December 2021, the Texas Railroad Commission, which regulates the state’s oil and gas industry, suspended the use of deep wastewater disposal wells in four oil-producing counties in West Texas. The suspension is intended to mitigate earthquakes thought to be caused by the injection of waste fluids, including saltwater, that are a byproduct of hydraulic fracturing into disposal wells. The ban will require oil and gas production companies to find other options to handle the wastewater, which may include piping or trucking it longer distances to other locations not under the ban. The finalization of new laws or regulations at the federal, state, local or foreign level imposing reporting obligations on, or otherwise limiting, delaying or banning, the hydraulic fracturing process or other processes on which hydraulic fracturing and subsequent hydrocarbon production relies, such as water disposal, could make it more difficult to complete oil and natural gas wells. Further, it could increase our customers’ costs of compliance and doing business, and otherwise adversely affect the hydraulic fracturing services they perform, which could negatively impact demand for our products.

Increasing attention by the public and government agencies to climate change and Environmental, Social and Governance (“ESG”) matters could also negatively impact demand for our products and services and the products of our oil and gas producing customers. In recent years, increasing attention has been given to corporate activities related to ESG in public discourse and the investment community. A number of advocacy groups, both domestically and internationally, have campaigned for governmental and private action to promote change at public companies related to ESG matters, including through the investment and voting practices of investment advisers, public pension funds, universities and other members of the investing community. These activities include increasing attention and demands for action related to climate change and energy rebalancing matters, such as promoting the use of substitutes to fossil fuel products and encouraging the divestment of fossil fuel equities, as well as pressuring lenders and other financial services companies to limit or curtail activities with fossil fuel companies. If this were to continue, it could have a material adverse effect on the valuation of the Common Stock and our ability to access equity capital markets.

In addition, our business could be impacted by initiatives to address greenhouse gases and climate change and incentives to conserve energy or use alternative energy sources. For example, the Inflation Reduction Act of 2022, signed into law by President Biden in August 2022, includes financial and other incentives to increase wind and solar electric generation and encourage consumers to use these alternative energy sources. Additional similar state or federal initiatives to incentivize a shift away from fossil fuels could reduce demand for hydrocarbons, thereby reducing demand for our products and services and negatively impacting our business.

Changes in tax laws or tax rates, adverse positions taken by taxing authorities and tax audits could impact our operating results.

We are subject to the jurisdiction of numerous domestic and foreign taxing authorities. Changes in tax laws or tax rates, the resolution of tax assessments or audits by various tax authorities could impact our operating results. In addition, we may periodically restructure our legal entity organization. If taxing authorities were to disagree with our tax positions in connection with any such restructurings, our effective income tax rate could be impacted. The final determination of our income tax liabilities involves the interpretation of local tax laws, tax treaties and related authorities in each taxing jurisdiction, as well as the significant use of estimates and assumptions regarding future operations and results and the timing of income and expenses. We may be audited and receive tax assessments from taxing authorities that may result in assessment of additional taxes that are ultimately resolved with the authorities or through the courts. We believe these assessments may occasionally be based on erroneous and even arbitrary interpretations of local tax law. Resolution of any tax matter involves uncertainties and there are no assurances that the outcomes will be favorable. If U.S. or foreign tax authorities change applicable tax laws, our overall taxes could increase, and our business, financial condition or results of operating may be adversely impacted.

If we are unable to fully protect our intellectual property rights or trade secrets, we may suffer a loss in revenue or any competitive advantage or market share we hold, or we may incur costs in litigation defending intellectual property rights.

While we have some patents and others pending, we do not have patents relating to many of our key processes and technology. If we are not able to maintain the confidentiality of our trade secrets, or if our competitors are able to replicate our technology or services, our competitive advantage would be diminished. We also cannot provide any assurance that any patents we may obtain in the future would provide us with any significant commercial benefit or would allow us to prevent our competitors from employing comparable technologies or processes. We may initiate litigation from time to time to protect and enforce our intellectual property rights. In any such litigation, a defendant may assert that our intellectual property rights are invalid or unenforceable. Third parties from time to time may also initiate litigation against us by asserting that our businesses infringe, impair, misappropriate, dilute or otherwise violate another party’s intellectual property rights. We may not prevail in any such litigation, and our intellectual property rights may be found invalid or unenforceable or our products and services may be found to infringe, impair, misappropriate, dilute or otherwise violate the intellectual property rights of others. The results or costs of any such litigation may have an adverse effect on our business, results of operations and financial condition. Any litigation concerning intellectual property could be protracted and costly, is inherently unpredictable and could have an adverse effect on our business, regardless of its outcome.

Moreover, third parties on whom we rely for certain tools may be subject to litigation to defend their intellectual property rights. If such litigation ends adversely for the third party with whom we deal, our ability to obtain such tools could be significantly limited or restricted. This could have a material adverse effect on our business.

As a result of plans to expand our business operations, including to jurisdictions in which tax laws may not be favorable, our obligations may change or fluctuate, become significantly more complex or become subject to greater risk of examination by taxing authorities, any of which could adversely affect our after-tax profitability and financial results.

Our effective tax rates may fluctuate widely in the future, particularly if our business expands domestically or internationally. Future effective tax rates could be affected by operating losses in jurisdictions where no tax benefit can be recorded under U.S. generally accepted accounting principles (“GAAP”), changes in deferred tax assets and liabilities, or changes in tax laws. Factors that could materially affect our future effective tax rates include, but are not limited to: (a) changes in tax laws or the regulatory environment, (b) changes in accounting and tax standards or practices, (c) changes in the composition of operating income by tax jurisdiction and (d) pre-tax operating results of our business.

Additionally, we are subject to significant income, withholding, and other tax obligations in the United States and may become subject to taxation in numerous additional U.S. state and local and non-U.S. jurisdictions with respect to income, operations and subsidiaries related to those jurisdictions. Our after-tax profitability and financial results could be subject to volatility or be affected by numerous factors, including (a) the availability of tax deductions, credits, exemptions, refunds and other benefits to reduce tax liabilities, (b) changes in the valuation of deferred tax assets and liabilities, if any, (c) the expected timing and amount of the release of any tax valuation allowances, (d) the tax treatment of stock-based compensation, (e) changes in the relative amount of earnings subject to tax in the various jurisdictions, (f) the potential business expansion into, or otherwise becoming subject to tax in, additional jurisdictions, (g) changes to existing intercompany structure (and any costs related thereto) and business operations, (h) the extent of intercompany transactions and the extent to which taxing authorities in relevant jurisdictions respect those intercompany transactions, and (i) the ability to structure business operations in an efficient and competitive manner. Outcomes from audits or examinations by taxing authorities could have an adverse effect on our after-tax profitability and financial condition. Additionally, the Internal Revenue Service (“IRS”) and several foreign tax authorities have increasingly focused attention on intercompany transfer pricing with respect to sales of products and services and the use of intangibles. Tax authorities could disagree with our intercompany charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. If we do not prevail in any such disagreements, our profitability may be affected.

Our after-tax profitability and financial results may also be adversely affected by changes in relevant tax laws and tax rates, treaties, regulations, administrative practices and principles, judicial decisions and interpretations thereof, in each case, possibly with retroactive effect.

Risks Related to Ownership of the Common Stock

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired, which may adversely affect investor confidence in us and, as a result, the market price of the Common Stock.

As a public company, we are required to comply with the Sarbanes-Oxley Act, which requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We continue to refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in filings with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our management, including our principal executive and financial officers.

We will continue to refine our internal control over financial reporting. We will be required to make a formal assessment of the effectiveness of our internal control over financial reporting and once we cease to be an emerging growth company, we will be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with these requirements within the prescribed time period, we have been engaging, and will continue to engage, in a process to document and evaluate our internal control over financial reporting. This process is both costly and challenging, and requires us to dedicate significant internal resources. We may also engage outside consultants and hire new employees with the requisite skillset and experience. We are developing a plan to assess and document the adequacy of our internal control over financial reporting, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. There is a risk that we will not be able to conclude, within the prescribed time period or at all, that our internal control over financial reporting is effective as required by Section 404 of the Sarbanes-Oxley Act. Moreover, our testing, or the subsequent testing by our independent registered public accounting firm, may reveal additional deficiencies in our internal control over financial reporting that are deemed to be material weaknesses.

Any failure to implement and maintain effective disclosure controls and procedures and internal control over financial reporting, including the identification of one or more material weaknesses, could cause investors to lose confidence in the accuracy and completeness of our financial statements and reports, which would likely adversely affect the market price of the Common Stock. In addition, we could be subject to sanctions or investigations by Nasdaq, the SEC and other regulatory authorities.

The market price of the Common Stock may be volatile, which could cause the value of your investment to decline.

The market price of the Common Stock has been and may continue to be volatile and subject to wide fluctuations depending on a number of factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in the Common Stock. Factors affecting the trading price of the Common Stock may include:

•	market conditions in our industry or the broader stock market;

•	actual or anticipated fluctuations in our financial and operating results;

•	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

•	the financial projections we may provide to the public, any changes in those projections, or our failure to meet those projections;

•	changes in financial estimates prepared by and recommendations provided by securities analysts concerning us or the market in general;

•	the perceived success of the Business Combination;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	announced or completed acquisitions of businesses, commercial relationships, products, services or technologies by us or our competitors;

•	changes in laws and regulations affecting our business;

•	changes in accounting standards, policies, guidelines, interpretations or principles;

•	commencement of, or involvement in, litigation involving us;

•	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

•	sales, or anticipated sales, of large blocks of the Common Stock;

•	any major change in the composition of the Board or our management;

•	general economic and political conditions such as recessions, interest rates, fuel prices, trade wars, pandemics (such as COVID-19), currency fluctuations and acts of war or terrorism; and

•	other risk factors listed under this “Risk Factors” section.

Broad market and industry factors may materially harm the market price of the Common Stock, regardless of our actual operating performance. The stock markets have, from time to time, experienced significant price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner often unrelated to the operating performance of those companies. Shareholder activism, which could take many forms or arise in a variety of situations, has been increasing recently. Volatility in the market price of the Common Stock or other reasons may in the future cause us to become the target of securities litigation or shareholder activism. Shareholder activism or securities litigation could give rise to perceived uncertainties regarding the future of our business and it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect relationships with suppliers and other parties.

Further, although the Common Stock is currently listed on Nasdaq, an active trading market for the Common Stock may not be sustained. Accordingly, if an active trading market for these securities is not maintained, the liquidity of the Common Stock, your ability to sell your shares of the Common Stock when desired and the prices that you may obtain for your shares will be adversely affected.

The Selling Stockholders purchased the shares covered by this prospectus at different prices, some significantly below the current trading price of the shares, and may therefore make substantial profits upon resales even if the current trading price of the Common Stock is at or significantly below the price at which the ROC Units were issued in the ROC IPO.

The Selling Stockholders, or their permitted transferees, may sell under this prospectus up to an aggregate of (i) 2,560,396 shares of Common Stock issued to ROC Holdings in connection with the PIPE Financing at a purchase price of $10.10 per share, (ii) 409,901 shares of Common Stock issued to FP SPAC in connection with the FP SPAC Note Conversion at a purchase price of $10.10 per share, (iii) 2,302,500 Founder Shares, which were issued to ROC Holdings at a purchase price of $0.006 per share, (iv) 2,042,181 shares of Common Stock issued to certain Selling Stockholders pursuant to the Exchange Agreements, which were issued to the Exchangors in lieu of an aggregate of $10,804,618 that would have otherwise been payable to them as consideration under the Merger Agreement and at a price of approximately $5.29 per share, (v) 875,600 shares of Common Stock issued to ROC Holdings in exchange for ROC Rights and shares of ROC Common Stock issued to it in connection with a private placement at a purchase price of $10.00 per share, (vi) 1,761,570 shares of Common Stock issuable upon exercise of certain outstanding Options, having an exercise price of $3.72 per share, held by certain of the Selling Stockholders, (vii) 125,000 shares of Common Stock held by Alberto Pontonio (an affiliate of ROC Holdings), which were issued at a purchase price of $0.006 per share and (viii) 16,913,116 shares of Common Stock issued in connection with the Business Combination at an implied equity consideration value of $10.10 per share.

Based on the closing price of the Common Stock of $4.02 on August 29, 2023 and the effective purchase prices set forth in the paragraph above, (i) holders of the shares issued in the PIPE Financing may experience a potential loss of $6.08 per share of Common Stock (or $(15,567,208) in the aggregate); (ii) holders of the shares issued in connection with the FP SPAC Note Conversion may experience a potential loss of $6.08 per share of Common Stock (or $(2,492,198) in the aggregate); (iii) holders of Founder Shares may experience a potential gain of $4.01 per share of Common Stock (or $9,242,235 in the aggregate); (iv) holders of Exchange Shares may experience a potential loss of $1.27 per share of Common Stock (or $(2,593,570) in the aggregate); (v) ROC Holdings may, in connection with the shares of Common Stock issued to it in exchange for ROC Rights and shares of ROC Common Stock held by it, experience a potential loss of $5.98 per share of Common Stock (or $(5,236,088) in the aggregate); (vi) holders of the shares issuable upon exercise of certain outstanding Options may experience a potential gain of $0.30 per share of Common Stock (or $528,471 in the aggregate); (vii) Alberto Pontonio (an affiliate of ROC Holdings) may, in connection with the shares of Common Stock issued to the affiliate, experience a potential gain of $4.01 per share of Common Stock (or $501,750 in the aggregate); and (viii) holders of the shares of Common Stock issued in connection with the Business Combination may experience a potential loss of $6.08 per share of Common Stock (or $(102,831,745) in the aggregate).

In comparison, a public stockholder who holds shares of Common Stock originally purchased as part of a ROC Unit for $10.00 per unit may experience a loss of $5.98 per share of Common Stock based on the closing price of the Common Stock of $4.02 on August 29, 2023.

Therefore, even if the current trading price of the Common Stock is at or significantly below the price at which the ROC Units were issued in the ROC IPO, certain of the Selling Stockholders, including holders of the Founder Shares, Exchange Shares and shares of Common Stock issuable upon exercise of certain outstanding Options and Alberto Pontonio (an affiliate of ROC Holdings), may have an incentive to sell because they will still profit on sales due to the lower price at which they purchased their shares compared to the public stockholders, which could result in a significant decline in the public trading price of the shares of Common Stock.

See “ – Sales of substantial amounts of Common Stock in the public markets, or the perception that such sales could occur, could reduce the price that the Common Stock might otherwise attain. The shares being offered for resale in this prospectus represent a substantial percentage of the outstanding Common Stock, and the sales of such shares, or the perception that these sales could occur, could cause the market price of the Common Stock to decline significantly.”

Certain Selling Stockholders can earn a positive return on their investment, even if other stockholders experience a negative rate of return on their investment in DTIC.

The Selling Stockholders acquired the shares of Common Stock covered by this prospectus at prices ranging from $0.006 per share to $10.10 per share of Common Stock. By comparison, the offering price to public stockholders in the ROC IPO was $10.00 per unit, which consisted of one share of ROC Common Stock and one ROC Right. Certain Selling Stockholders, including holders of Founder Shares, Exchange Shares and shares of Common Stock issuable upon exercise of certain outstanding Options and Alberto Pontonio (an affiliate of ROC Holdings), may realize a positive rate of return on the sale of their shares covered by this prospectus even if the market price per share of Common Stock is below $10.00 per share, in which case the public stockholders may experience a negative rate of return on their investment. For example, a Selling Stockholder who sells 1,000,000 Founder Shares (originally acquired for $0.006 per share) at a price per share of $4.02 per share (the closing price of the Common Stock on August 29, 2023) will earn a realized profit of $4,014,000, while a public stockholder who sells the same number of shares of Common Stock (which it originally acquired for $10.00 per share in the ROC IPO) will experience a realized loss of $(5,980,000). Therefore, public stockholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price.

In addition, because the current market price of the Common Stock, which was $4.02 per share on August 29, 2023, is higher than the effective purchase price certain of the Selling Stockholders, including holders of the Founder Shares, Exchange Shares and shares of Common Stock issuable upon exercise of certain outstanding Options, paid for their shares of Common Stock (ranging from $0.006 per share to $5.29 per share), there is greater likelihood that these Selling Stockholders will sell their shares of Common Stock after the Registration Statement is declared effective (subject, in the case of certain Selling Stockholders, to compliance with contractual lock-up restrictions). Such sales, or the prospect of such sales, may have a material negative impact on the market price of the Common Stock. After the effectiveness of the Registration Statement, the 26,990,264 shares of Common Stock being offered for resale pursuant to this prospectus, which represent approximately 85.6% of the total outstanding shares of Common Stock as of August 30, 2023 (assuming the issuance of all 1,761,570 shares of Common Stock subject to Options covered by this prospectus), will be able to be sold pursuant to the Registration Statement once the contractual lock-up restrictions that apply to such Selling Stockholders expire.

We may require additional capital to support our operations or the growth of our business, and we cannot be certain that this capital will be available on reasonable terms when required, or at all.

We expect our expenditures to continue to be significant in the foreseeable future as we expand our business, and that our level of expenditures will be significantly affected by the performance of the oil and gas industry. Our future capital requirements may be uncertain and actual capital requirements may be different from those currently anticipated, as we look to expand the size of our business, both in terms of fleet size and geographic scope. We may need to seek equity or debt financing to finance a portion of our capital expenditures. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business model. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we may have to significantly reduce our spending, delay or cancel our planned activities or substantially change our corporate structure. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as planned, both of which could mean that we would be forced to curtail or discontinue our operations.

In addition, our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain additional borrowing capacity under a credit facility. The sale of additional equity or equity-linked securities could dilute our Stockholders. Moreover, the net proceeds received by us from an offering of equity securities could be reduced if the price of the Common Stock is negatively impacted by a sale of a large number of the shares of Common Stock registered by the Registration Statement. See “ – Sales of substantial amounts of Common Stock in the public markets, or the perception that such sales could occur, could reduce the price that the Common Stock might otherwise attain. The shares being offered for resale in this prospectus represent a substantial percentage of the outstanding Common Stock, and the sales of such shares, or the perception that these sales could occur, could cause the market price of the Common Stock to decline significantly.” The incurrence of indebtedness would result in increased debt service obligations and could subject us to operating and financing covenants that would restrict our operations or our ability to pay dividends to our Stockholders. If we cannot raise additional funds when we need or want them, our business, financial condition, and results of operations could be negatively impacted.

As a public company, we will incur significant increased expenses and administrative burdens which could have an adverse effect on our business, financial condition and operating results.

As a public company, we face increased legal, accounting, administrative and other costs and expenses that we did not incur as a private company. These expenses may increase even more after we are no longer an “emerging growth company.” The Sarbanes-Oxley Act, including the requirements of Section 404, and rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the PCAOB and Nasdaq, impose additional reporting and other obligations on public companies. Compliance with public company requirements will continue to lead to increased costs and make certain activities more time consuming. A number of those requirements require us to carry out activities we have not done previously. For example, we have created new board committees, have entered into new insurance policies and adopted new internal controls and disclosure controls and procedures. In addition, we have incurred, and will continue to incur, expenses associated with SEC reporting requirements. We may be required to expand our staff to ensure that our workforce has the requisite experience to implement these changes.

Furthermore, if any issues in complying with those requirements are identified (for example, if management or our independent registered public accounting firm identifies a material weakness in the internal control over financial reporting), we could incur additional costs rectifying those issues, the existence of those issues could adversely affect our reputation or investor perceptions of it and it may be more expensive to obtain director and officer liability insurance. Risks associated with our status as a public company may make it more difficult to attract and retain qualified persons to serve on the Board or as executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be materially adversely affected. Even if the claims do not result in litigation or are resolved in our favor, these claims and the time and resources necessary to resolve them could divert the resources of our management and adversely affect our business and results of operations. The additional reporting and other obligations imposed by these rules and regulations will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require us to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by Stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

Our Certificate of Incorporation designates specific courts as the exclusive forum for substantially all stockholder litigation matters, which could limit the ability of our Stockholders to obtain a favorable forum for disputes with us or our directors, officers or employees.

Our Certificate of Incorporation requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against current or former directors, officers or other employees for breach of fiduciary duty, any action asserting a claim arising pursuant to any provision of the DGCL, our Certificate of Incorporation or Bylaws, any action asserting a claim governed by the internal affairs doctrine of the State of Delaware or any other action asserting an “internal corporate claim” (as defined in Section 115 of the DGCL), confer jurisdiction to the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware), unless we consent in writing to the selection of an alternative forum. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our Certificate of Incorporation also provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This provision may limit a Stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us and our directors, officers or other employees and may have the effect of discouraging lawsuits against our directors, officers and other employees. Furthermore, Stockholders may be subject to increased costs to bring these claims, and the exclusive forum provision could have the effect of discouraging claims or limiting investors’ ability to bring claims in a judicial forum that they find favorable.

In addition, the enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our Certificate of Incorporation is inapplicable or unenforceable. In March 2020, the Delaware Supreme Court issued a decision in Salzberg, et al. v. Sciabacucchi which found that an exclusive forum provision providing for claims under the Securities Act to be brought in federal court is facially valid under Delaware law. We intend to enforce this provision, but we do not know whether courts in other jurisdictions will agree with this decision or enforce it. If a court were to find the exclusive forum provision contained in our Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, prospects, financial condition and operating results.

Shareholder litigation and regulatory inquiries and investigations are expensive and could harm our business, financial condition and operating results and could divert management attention.

In the past, securities class action litigation and/or shareholder derivative litigation and inquiries or investigations by regulatory authorities have often followed certain significant business transactions, such as the sale of a company or announcement of any other strategic transaction, such as the Business Combination. Any shareholder litigation and/or regulatory investigations against us, whether or not resolved in our favor, could result in substantial costs and divert our management’s attention from other business concerns, which could adversely affect our business and cash resources and the ultimate value of our securities.

While we have not received demand letters, we may in the future receive demand letters or complaints, from purported holders of the Common Stock regarding certain actions taken in connection with the Business Combination, the adequacy of the registration statement filed therewith or this Registration Statement. These demand letters or complaints may lead to litigation against our directors and officers in connection with the

Business Combination. Defending against any lawsuits could require us to incur significant costs and draw the attention of our management away from the day-to-day operations of our business.

Past performance by our management team may not be indicative of future performance of an investment in us.

Information regarding performance by, or businesses associated with, our management team, directors, advisors and their respective affiliates is presented for informational purposes only. Past performance by our management team, directors, advisors and such affiliates is not a guarantee of the future success of our business and operations. You should not rely on the historical performance of our management team, directors and advisors or that of their respective affiliates as indicative of our future performance, of an investment in us, or the returns the Common Stock will, or is likely to, generate going forward.

HHEP owns a significant equity interest in us and may take actions that conflict with your interests.

The interests of HHEP may not align with our interests and those of our Stockholders. HHEP is in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. HHEP (and its affiliates, partners, and associate entities), may also pursue business opportunities that may be complementary to our business and, as a result, those business opportunities may not be available to us. Our Certificate of Incorporation provides that we renounce any interest or expectancy in, or being offered an opportunity to participate in, business opportunities that may be presented to any Stockholder, director, officer or any other person or entity (including, with respect to any of the foregoing that are entities, any affiliates and their respective directors, officers, partners, members and associated entities) in each case who is not a full-time employee of DTIC or any of its subsidiaries (each, an “Exempted Person”). Our Certificate of Incorporation further provides that no Exempted Person has a duty to communicate the receipt of knowledge of any potential circumstances, transaction, agreement, arrangement or other matter that may be Corporate Opportunity (as defined therein).

Sales of substantial amounts of Common Stock in the public markets, or the perception that such sales could occur, could reduce the price that the Common Stock might otherwise attain. The shares being offered for resale in this prospectus represent a substantial percentage of the outstanding Common Stock, and the sales of such shares, or the perception that these sales could occur, could cause the market price of the Common Stock to decline significantly.

Sales of a substantial number of shares of the Common Stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the Common Stock and may make it more difficult for investors to sell their shares of the Common Stock at a time and price that investors deem appropriate.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. Approximately 17.5 million shares of Common Stock are subject to transfer restrictions set forth in the Lock-Up Agreements. On the Closing Date, in connection with the Closing, DTIC entered into Lock-Up Agreements with each of HHEP, RobJon and Michael W. Domino, Jr. (the “Stockholder Parties”). Under the terms of the Lock-Up Agreements, the Stockholder Parties agreed, subject to certain customary exceptions, that during the period that is the earlier of (i) the date that is 180 days following the Closing Date and (ii) the date specified in a written waiver of the provisions of the Lock-Up Agreements duly executed by ROC Holdings and DTIC, not to dispose of, directly or indirectly, any shares of the Common Stock subject to their respective Lock-Up Agreement, or take other related actions with respect to such shares. The shares of the Common Stock subject to the Lock-Up Agreements include all shares held by the Stockholder Parties, except for shares of the Common Stock issued pursuant to the Exchange Agreements.

Other than R. Wayne Prejean, who is the President, Manager and sole owner of RobJon’s general partner, and Mr. Domino, no directors, officers or employees of DTIC are party to any lock-up agreement with respect to the Common Stock.

We intend to file registration statements on Form S-8 under the Securities Act to register shares of the Common Stock that may be issued under the 2023 Plan from time to time, as well as any shares of the Common Stock underlying outstanding equity awards that have been granted to our directors, executive officers and other employees, all of which have vested. Shares registered under these registration statements will be available for sale in the public market upon issuance subject to the exercise of options, as well as Rule 144 in the case of our affiliates.

Once the Registration Statement becomes effective and during such time as it remains effective, the Selling Stockholders will be permitted, subject to the lock-up restrictions described above, to sell the shares registered hereby. Sales of our shares as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the trading price of the Common Stock to fall and make it more difficult for you to sell shares of the Common Stock. We expect that, because of the significant number of shares offered hereby, the Selling Stockholders will continue to offer shares covered by this prospectus for a significant period of time, the precise duration of which cannot be predicted. Accordingly, the adverse market and price pressures resulting from an offering pursuant to this prospectus may continue for an extended period of time.

In addition, this prospectus relates to the offer and sale, from time to time, by the Selling Stockholders of up to an aggregate of (i) 2,560,396 shares of Common Stock issued to ROC Holdings in connection with the PIPE Financing at a purchase price of $10.10 per share, (ii) 409,901 shares of Common Stock issued to FP SPAC 2 in connection with the FP SPAC Note Conversion at a purchase price of $10.10 per share, (iii) up to 2,302,500 Founder Shares, which were issued to ROC Holdings at a purchase price of $0.006 per share, (iv) 2,042,181 shares of Common Stock issued to certain Selling Stockholders pursuant to the Exchange Agreements, which were issued to the Exchangors in lieu of an aggregate of $10,804,618 that would have otherwise been payable to them as consideration under the Merger Agreement and at a price of $5.29 per share, (v) 875,600 shares of Common Stock issued to ROC Holdings in exchange for ROC Rights and shares of ROC Common Stock issued to it in connection with a private placement at a purchase price of $10.00 per share, (vi) 1,761,570 shares of Common Stock issuable upon exercise of certain outstanding Options, having an exercise price of $3.72 per share, held by certain of the Selling Stockholders, (vii) 125,000 shares of Common Stock held by Alberto Pontonio (an affiliate of ROC Holdings), which were issued at a purchase price of $0.006 per share and (viii) 16,913,116 shares of Common Stock issued in connection with the Business Combination at an implied equity consideration value of $10.10 per share. The shares of Common Stock being offered for resale pursuant to this prospectus by the Selling Stockholders represent the large majority (approximately 85.6%) of the shares of Common Stock outstanding as of August 30, 2023 (assuming the issuance of all 1,761,570 shares of Common Stock subject to Options covered by this prospectus). As a result, significant near-term resale of shares of the Common Stock pursuant to this prospectus could have a significant, negative impact on the trading price of the Common Stock since the number of shares of Common Stock that the Selling Stockholders can sell into the public markets pursuant to this prospectus would constitute a considerable increase to our current public float. This impact may be heightened by the fact that certain of the Selling Stockholders purchased shares of the Common Stock at prices that are well below the current trading price of the Common Stock. See “ – The Selling Stockholders purchased the shares covered by this prospectus at different prices, some significantly below the current trading price of the shares, and may therefore make substantial profits upon resales even if the current trading price of the Common Stock is at or significantly below the price at which the units were issued in the ROC IPO.” and “ – Certain Selling Stockholders can earn a positive return on their investment, even if other stockholders experience a negative rate of return on their investment in DTIC.”

We may issue additional shares of Common Stock or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of your shares.

We may issue additional shares of Common Stock or other equity securities of equal or senior rank in the future in connection with, among other things, future acquisitions or repayment of outstanding indebtedness, without Stockholder approval, in a number of circumstances. The issuance of additional shares or other equity securities of equal or senior rank could have the following effects:

•	existing Stockholders’ proportionate ownership interest will decrease;

•	the amount of cash available per share, including for payment of dividends in the future, may decrease;

•	the relative voting strength of each previously outstanding share of Common Stock may be diminished; and

•	the market price of the Common Stock may decline.

We have access to a significant amount of cash and our management has broad discretion over the use of that cash. Our management may use the cash in ways that our Stockholders may not approve.

We have broad discretion over the use of our cash and cash equivalents. You may not agree with our use of such cash and cash equivalents. Our failure to apply these resources effectively could compromise our ability to pursue our growth strategy and we might not be able to yield a significant return, if any, on our investment of these assets. You will not have the opportunity to influence directly our decisions on how to use our cash resources.

Because there are no current plans to pay cash dividends on the Common Stock for the foreseeable future, you may not receive any return on investment unless you sell the Common Stock at a price greater than what you paid for it.

We may retain future earnings, if any, for future operations, expansion and debt repayment and there are no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made by the Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that the Board may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness DTIC or its subsidiaries incur. As a result, you may not receive any return on an investment in Common Stock unless you sell your shares of Common Stock for a price greater than that which you paid for it.

DTIC’s sole material asset is its direct equity interest in DTIH and, accordingly, it is dependent upon distributions from DTIH to pay taxes and cover its corporate and other overhead expenses and pay dividends, if any, on the Common Stock.

DTIC is a holding company and has no material assets other than its direct equity interest in DTIH. We have no independent means of generating revenue. To the extent DTIH has available cash, DTIC will cause DTIH to make distributions of cash to pay taxes, cover its corporate and other overhead expenses and pay dividends, if any, on the Common Stock. To the extent that DTIC needs funds and DTIH’s operating subsidiaries fail to generate sufficient cash flow to distribute funds to DTIC or is restricted from making such distributions or payments under applicable law or regulation or under the terms of DTIC’s financing arrangements, or is otherwise unable to provide such funds, DTIC’s liquidity and financial condition could be materially adversely affected.

Nasdaq may delist the Common Stock from trading, which could limit investors’ ability to execute transactions in the Common Stock and subject us to additional trading restrictions.

We cannot assure you that the Common Stock will continue to be listed on Nasdaq. If Nasdaq delists the Common Stock from trading and we are unable to list the Common Stock on another national securities exchange, we expect the Common Stock could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for the Common Stock;

•	reduced liquidity for the Common Stock;

•

a determination that the Common Stock is a “penny stock” which will require brokers trading in the Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Common Stock;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because the Common Stock is listed on Nasdaq, the Common Stock qualifies as a covered security. Although the states are preempted from regulating the sale of the Common Stock, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, shares of Common Stock would not be covered securities and we would be subject to regulation in each state in which we offer the Common Stock.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding the Common Stock adversely, the price and trading volume of the Common Stock could decline.

The trading market for the Common Stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, the price of the Common Stock would likely decline. If an analyst that covers us ceases its coverage or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

We are a “controlled company” within the meaning of the applicable rules of Nasdaq and, as a result, qualify for exemptions from certain corporate governance requirements. If we rely on these exemptions, our Stockholders will not have the same protections afforded to stockholders of companies that are subject to such requirements.

HHEP controls more than 50% of the voting power for the election of the Board. Accordingly, we are a “controlled company” within the meaning of the Nasdaq rules. A “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements to have:

•	a board of directors with the majority comprised of independent directors;

•	a compensation committee; and

•	independent oversight of director nominations.

While we do not currently rely on these exemptions, we may take advantage of these exemptions in the future. As a result, our Stockholders may not have the same protections afforded to stockholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

USE OF PROCEEDS

All of the shares of Common Stock offered by the Selling Stockholders pursuant to this prospectus will be sold by the Selling Stockholders for their respective accounts. We will not receive any of the proceeds from these sales.

The Selling Stockholders will pay any underwriting discounts or selling commissions attributable to the securities covered by this prospectus. We will bear the costs and expenses incurred in effecting the registration of the securities covered by this prospectus, including, but not limited to, all registration and filing fees, fees and expenses of compliance with securities or “blue sky” laws, printing expenses, our internal expenses (including all salaries and expenses of our officers and employees), the fees and expenses incurred in connection with listing the shares of Common Stock on Nasdaq, Financial Industry Regulatory Authority fees, and fees and disbursements of our counsel and for our independent certified public accountants.

MARKET INFORMATION AND DIVIDEND POLICY

Market Information

The Common Stock is listed on Nasdaq under the symbol “DTI”. On August 29, 2023, the closing price of the Common Stock was $4.02 per share. As of August 28, 2023, there were approximately 31 holders of record of Common Stock. Such number does not include beneficial owners holding shares of the Common Stock through nominees.

Dividend Policy

Neither ROC nor we have paid any cash dividends on the ROC Common Stock or the Common Stock, respectively. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Our ability to pay dividends on the Common Stock could be restricted by the terms of the Credit Facility Agreement or the terms of any agreement governing other indebtedness we may incur. Any future determination to declare cash dividends will be made at the discretion of the Board, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that the Board may deem relevant.

Securities Authorized for Issuance Under Equity Compensation Plans

The 2023 Plan was approved at the June 1, 2023 special meeting of ROC stockholders held, in part, to ask such stockholders to vote on a proposal to approve the Business Combination (the “ROC Special Meeting”). In accordance with the 2023 Plan, we have reserved approximately 2,976,857 shares of Common Stock for issuance pursuant to awards under the 2023 Plan. See “Executive Compensation.”

BUSINESS

Our Company

We are a leading OSC, based on the percentage of active rigs to which we supply tools in the geographies in which we are active, that rents downhole drilling tools used in horizontal and directional drilling of oil and natural gas. We operate from 18 locations in North America and four locations in Europe and the Middle East, and maintain a large fleet of rental equipment consisting of drill collars, stabilizers, crossover subs, wellbore conditioning tools, drill pipe, hevi-wate drill pipe and tubing. We also rent surface control equipment such as blowout preventers and handling tools, and provide downhole products for producing wells.

Drilling and producing oil and gas is a complex endeavor that requires tools of various shapes and sizes. Many of our customers rent these tools, as opposed to owning them, because of the many factors that affect which tools are needed for a specific task. Such factors include different formations, drilling methodologies, drilling engineer preferences, drilling depth and hole size. We believe that we are successful because we meet our customers’ wide demands by operating from multiple locations with over 65,000 tools in our fleet.

We are led by an accomplished management team that has significant experience in the oil and gas industry and has worked together for much of the last decade. Since 2012, we have grown the business and strengthened our standing in the industry. Specifically, we have:

•	Grown our revenue by 271%, from $35 million in 2012 to $130 million in 2022;

•

Increased substantially our market share within North American land drilling, in which we are the market leader, based on the percentage of active projects to which we supply tools, and regularly have active tool rentals on more than 50% of working locations;

•	Expanded our footprint from three facilities to 18 locations in North America, allowing us to serve all major oil and gas producing basins in North America land and offshore;

•	Established four additional locations with international partners in Europe and the Middle East;

•	Secured distribution rights for Drill-N-Ream, a patented specialty reaming tool that saves our customers time and money;

•	Become the market leader in GOM deepwater drilling operation tool rentals, based on the percentage of active projects to which we supply tools, growing from serving only a single GOM project in 2012;

•	Upgraded our customer base from one comprised primarily of independent directional service providers to one comprised of major diversified OSCs and global E&P operators;

•	Built a large sales and marketing organization focused on team selling; and

•	Secured distribution rights for emerging technologies that fulfill the growing demand for longer horizontal lateral drilling.

Our Operating Activities

Our operating activities are divided into four divisions:

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Directional Tool Rentals — Our DTR division is a leading provider of downhole tools to directional drilling and upstream energy customers in both land and offshore markets, based on the percentage of active rigs to which we supply tools in the geographies in which we are active. DTR maintains a fleet of over 25,000 tools and accounted for approximately 60.2% of our 2022 revenue. DTR rents drill collars, stabilizers, sub-assemblies and other tools used in horizontal and directional drilling of oil and natural gas. We charge our customers a day rate, monthly rate or per-well rate, and customers are required to compensate us for lost or damaged tools. DTR operates ten full-service locations and additional stocking points in key locations. DTR is our core division and operates in all markets which we serve.

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Premium Tools — Our PTD rents drill pipe, drill collars, kellys, pup joints, work strings, blowout preventers and production tubing to drilling operators across the United States. PTD accounted for approximately 17.5% of our 2022 revenue. PTD’s fleet of drill pipe includes approximately 1,000,000 feet of drill pipe and tubing in diameters ranging from 3.5-inch to 5.5-inch with premium connection licenses from a subsidiary of NOV Inc. We typically rent drill pipe under long term contracts under which the customer is responsible for tools lost or damaged tools while in its possession. This division operates two full-service locations and one stocking point.

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Wellbore Optimization Tools — WOT distributes Drill-N-Ream, the leading wellbore conditioning tool, based on the percentage of active rigs that are candidates for wellbore conditioning where Drill-N-Ream is deployed and used in horizontal and directional drilling. WOT accounted for approximately 19.5% of our 2022 revenue. Drill-N-Ream is manufactured by SDPI, which holds the applicable patent. Pursuant to a periodically reviewed pricing agreement with SDPI, we purchase Drill-N-Ream units to rent to our customers and in turn pay SDPI a royalty based on the revenue we derive from such rentals. We have been the sole North American distributor of Drill-N-Ream since 2016. Drill-N-Ream conditions the wellbore during the drilling process, making it easier to back out of the hole once drilling is finished and clean the wellbore during the drilling process. This tool saves customers time and money by enabling operators to extend the length of their wellbore at a lower cost. We generally charge customers on a per foot basis and the customer is typically responsible for tools that are lost or damaged while in its possession. WOT is also launching emerging products that we believe will deliver added value to our customers. A specialized group of salespeople and service personnel regularly visit drill sites to support our customers in their use of our tools.

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Other Products & Services, including Downhole Solutions Inspection Services & Downhole Machining Solutions — DTI’s Other Products and Services division (“Other Products & Services division”) includes Downhole Solutions Inspection Services & Downhole Machining Solutions and primarily provides inspection and machining services to our DTR, PTD and WOT divisions and a few select customers. Other Products & Services accounted for approximately 2.7% (net of eliminations) of our 2022 revenue. Other Products and Services enables us to manage the maintenance and repair of our tools, which in turn empowers us to maximize their uptime.

Our Industry

The Role of Rental Tool Companies in the Production of Oil and Gas

Wellbore construction is a critical stage in the production of oil and gas. Wellbore construction is comprised of drilling the wellbore, logging the target producing formation to determine if commercial amounts of hydrocarbons exist, installing casing, cementing casing and performing completion procedures to prepare the well for production. Even after wellbore construction is complete, production products and services are needed over the well’s full life cycle.

Oil and gas companies typically hire a drilling contractor with an appropriate drilling rig to begin wellbore construction. However, drilling contractors generally do not have all the necessary tools to complete the project, and instead focus their business on the rig and its main components and rarely rent tools on behalf of oil and gas operators. Instead, oil and gas companies prefer to procure the products and services involved in drilling and subsequent procedures on a temporary basis from entities operating in the OFS industry. This enables them to obtain the best quality, service, and pricing value directly from the service and equipment suppliers. As a result, upon completion of the well, the oil and gas operator does not hold assets that it no longer needs.

The tools provided by rental tool companies vary from select bottom hole assembly components, drill string tools, pressure control devices and a wide variety of specialty items. Rental tool companies purchase assets and rent them to their oil and gas operator customers, who in turn use these tools to complete their respective projects. Rental tool companies typically charge daily rental fees, but fees also can be structured as hourly, footage, weekly, or monthly charges. Rental tool companies also bill customers for repair charges if tools are damaged beyond normal wear and tear. In addition, if the tools are lost in the well, or damaged beyond repair, the customer is charged a replacement fee. Rental tool companies’ ability to charge such fees are particularly important in light of the acceleration of drilling rates, as such acceleration has led to an increase in the number of damaged or lost-in-hole tools. We believe that this commercial arrangement has been standard practice in the industry for over 70 years. Given the cyclical nature of the oil and gas industry, commercial terms will be more favorable to rental tool companies when oil and gas industry activity is higher.

Oil and Gas Drilling Activity

Rental tool companies’ financial and operating results are tied to the level of oil and gas drilling activity in their respective regions of operation, which, in our case, are generally the United States and Canada. Historically, the level of activity was measured by the number of active drilling rigs. As of December 31, 2022, there were 779 rigs drilling in the United States and 189 rigs drilling in Canada. These figures have increased by 518 rigs, or 198%, in the United States since the low in the third quarter of 2020 and by 165 rigs, or 687%, in Canada since the low in the second quarter of 2020. However, these rig counts are down substantially from 2014 highs of 1,903 rigs in the United States and 548 rigs in Canada.

Drilling rigs now operate faster than ever before. As a result, a rig can now accomplish more than one could have in the past. Accordingly, we believe that well count and feet drilled are better indicators of the level of oil and gas drilling activity.

Our Strategy

We intend to (i) maximize the profitability of our core rental tool business, (ii) commercialize new high-value rental tools that make the drilling process more efficient (iii) extend our reach into other segments of a well’s lifecycle, such as completion and production and (iv) expand geographically. We intend to execute our strategy through the following:

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Increase sales to E&P operators — E&P operators are the most profitable and financially robust renters of oil and gas drilling tools. As a result, in 2014, we began to expand our customer base by targeting these companies. We have subsequently grown the percentage of our revenue derived from E&P operators from less than 10% in 2014 to over 47.2% in 2022. We believe that we can continue increasing the amount of business we do with E&P operators through persistent selling efforts, excellent customer service and strategically expanding our rental tool fleet with differentiated new tools. We believe that we can eventually generate in excess of 50% of our revenue from E&P operators while maintaining our leading position with OSC customers. We strive to maintain business relationships and brand recognition with both E&P operators, drilling contractors, and service companies. Some E&P operators have implemented a strategy to go directly to suppliers and de-bundle directional drilling service providers in order to get the tools they want and extract value from that de-bundling process. By ensuring we have a business path to both the E&P operators and the directional drilling service companies, we believe we are in a position to win business regardless of the commercial profile of the end user.

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Maximize the uptime of our rental tool fleet — We only earn a return from tools that are being rented. Accordingly, we strive to minimize the number of tools that are unused or awaiting repair. We intend to do so by leveraging our COMPASS, which empowers us to transfer tools from facilities where they are under-utilized to those where they are in greatest demand. COMPASS also enables us to stock the optimal number of a particular tool, such that we have enough inventory to meet all customer needs without having excess inventory and thereby stranding capital. See “— Our Competitive Strengths — COMPASS inventory management system.” Our inspection, machining and robotic capabilities also allow us to maximize the uptime of our rental tool fleet because we can control these critical functions and return our rental tools to service.

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Further professionalize the organization — Historically, rental tool companies’ success was largely tied to their ability to provide customers with ancillary benefits and perks, such as golf outings and meals. While safety standards existed, compliance therewith was not typically audited. Moreover, operating facilities were unimpressive and rarely visited by customers, rental tools were worn and inexact, and quality audits were uncommon. Today, however, safety and quality standards are far more exacting. Accordingly, rental tool companies must be professional, transparent and sophisticated. As the oil and gas industry professionalizes, all segments of the industry are increasingly evaluated based on a strict set of criteria that includes safety, ability to fulfill tool orders, the presence of repeatable and verifiable processes and procedures, billing accuracy and “one-stop shop” capabilities. While rental tool companies must maintain relationships with customers, they must also have auditable and repeatable processes to win business. We have transformed our business in light of the new normal, allocating resources to ensure we meet our customers’ high expectations. We believe that many of our competitors have not made this transition. We intend to press this advantage by continuing to professionalize our workforce and processes, thereby widening the gap between us and our competitors.

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Execute accretive mergers and acquisition — We have a demonstrated track record of successfully integrating acquired businesses. Because of our industry reputation, we are frequently presented with acquisition opportunities. However, given our capital limitations in recent years, we have not been able to proceed with many of these transactions. From 2010 to 2016, significant capital flowed into the OFS sector, led by energy-focused private equity firms that typically have investment horizons of ten years or less. Although many of these investments are now more than ten years old, the private equity firms have no clear path to achieving liquidity since little new capital is entering the energy industry. We believe we have compelling accretive acquisition opportunities, the purchase price consideration for which can be shares of Common Stock. Given their relationships in the industry, the members of our management team can source attractive acquisition targets. We intend to focus our acquisition activity on the downhole rental tool sector, including companies that rent or sell drilling motors and their components, specialty downhole tools that provide added value, power sections that transmit power transmission to the drill bit, and products that support the downhole pumping operations used in production. We believe that an ability to provide these products will further embed us with our customers, and acquired companies would benefit from our customer relationships, facilities, salesforce and industry reputation. Nonetheless, we intend to extend our participation into the completion and production portion of a well’s lifecycle. Because the owners of many companies in our target sectors have limited options to realize liquidity, we believe we can attain attractive purchase prices that are highly accretive to our valuation metrics.

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Partner with leading drilling tool producers — We intend to differentiate ourselves from our competitors by partnering with leading drilling tool producers, thereby empowering us to rent value-added tools to which our competitors do not have access. We have a track record of partnering with drilling tool producers to achieve mutually beneficial results. For example, we are party to a distribution agreement with SDPI, which holds the patent to Drill-N-Ream. SDPI launched the tool in 2012, but experienced slowing sales by 2015 and 2016. We leveraged our industry relationships to secure distribution rights for Drill-N-Ream in May 2016. As a signal of our commitment to the product and relationship with SDPI, we hired all the related personnel and launched a North American commercial strategy. Our Wellbore Optimization team has over 25 employees trained and dedicated to selling and servicing the Drill-N-Ream. We have a unique “field first” approach whereby we provide service to the field foreman and wellsite superintendents, and communicate with the city sales team to provide performance data and feedback to the clients in corporate offices. We developed a Technical Services department with mechanical and petroleum engineers to support the value proposition of our core products and products like Drill-N-Ream. Because of our efforts, Drill-N-Ream is now the market leader in wellbore conditioning. See “Risk Factors — Risks Related to Our Business — Termination of, or failure to comply with, the terms of our non-exclusive distribution agreement with SDPI could have a material adverse effect on our business.” If we are unable to fully protect our intellectual property rights or trade secrets, we may suffer a loss in revenue or any competitive advantage or market share we hold, or we may incur costs in litigation defending intellectual property rights.” Similarly we have entered into an exclusive distribution agreement with CTES, a Canadian firm that developed the HydroClutch. This tool, which we have rebranded as RotoSteer, allows drillers to use an alternative method of horizontal well drilling. By using RotoSteer, customers can enhance levels of performance with the traditional methods of horizontal well drilling, and lower cost with significantly lower risk. We finalized an agreement with CTES in the third quarter of 2022 and have established a fleet of 14 RotoSteer tools in inventory. On February 6, 2023, we completed a purchase of a motor shop and downhole motor product line that will support our RotoSteer offering. We are now able to service our fleet of RotoSteer tools. We have ten RotoSteer tools in our fleet that are ready to be deployed. We believe that our RotoSteer tool business has the potential to achieve a commanding market share in the United States in the next three to five years. We believe that there is an opportunity to expand our RotoSteer offering into the international market.

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Expand international operations — We intend to expand our international footprint, including by acquiring identified targets. While we intend to maintain and grow our current North American business, we intend to increase, in the next five years, the percentage of our revenue and income derived from outside of North America. To successfully implement this strategy, we will need to make several strategic acquisitions and invest additional capital.

Our Competitive Strengths

To implement the strategies discussed above, we plan to leverage the following competitive strengths:

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Experienced management team with significant industry experience — We are led by oil and gas industry veterans with experience spanning many decades, industry cycles and segments of the oil and gas industry. Our CEO, Wayne Prejean, began his career in 1979 as an entry-level service technician on an offshore drilling platform in the GOM, providing monitoring equipment for producing wells. In 1981, he joined a new firm providing guidance and survey tools for directional drilling services. Throughout the 1980s, Mr. Prejean became a directional drilling operator, supervisor and manager, using novel techniques in the nascent horizontal and directional drilling processes. Mr. Prejean spent the next 20 years in senior management roles, developing and growing numerous successful companies in multiple sectors of the industry. Mr. Prejean became our CEO in 2013. Mr. Prejean’s industry expertise, paired with that of the other members of our management team, is a significant strength. Every member of the management team has worked at a major OSC. Accordingly, our team understands corporate structure, internal processes and the needs of our customers. As a result, the management team helps us become an integral part of our customers’ operations. Many members of our management team have worked together over the past ten years and have helped us transform from a small, entrepreneurial company with few processes and procedures, less sophisticated customers and few operating locations into a professional company serving leading OSCs and E&P operators from 18 locations in North America and four locations in Europe and the Middle East.

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Large fleet of rental tools meeting our customers’ needs — We operate and maintain a large rental tool fleet that is dispersed across most of the oil and gas producing regions of the U.S. and Canada. Our fleet is significantly concentrated in the Permian Basin, one of the world’s most prolific oil and gas fields. We have recently expanded into Europe and the Middle East via partnerships with existing suppliers. The tools that make up a bottom hole assembly and a drill string vary widely due to the differing nature of oil and gas formations, hole sizes, wellbore design, connections and drilling engineer preferences. Therefore, it is not efficient for even the largest diversified OSCs, such as SLB, Baker Hughes or Phoenix, to maintain their own rental tool fleet. Furthermore, high-quality customers expect rental tool companies to meet all their tool needs. Thus, without a sizeable rental tool fleet, smaller providers cannot secure large contracts covering multiple geographic locations. The sheer number of tool variations and the substantial cost to replicate a rental tool fleet serve as barriers to entry for new competitors in the downhole rental tool industry.

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Master Service Agreements with leading customers — We have over 325 master service agreements MSAs with leading OSCs and E&P operators. An MSA is necessary to do business with many of our customers. Obtaining an MSA requires both time and a relationship with the customer. Additionally, to enter into MSAs with its customers, a rental tool company must demonstrate a record of safety, repeatable processes and procedures and, in some cases, industry certifications such as API (American Petroleum Institute) and ISO (International Organization for Standards). A rental tool company must also satisfy numerous site and job specific quality criteria. We possess all certifications that are required by our customers, have a robust quality assurance department and regularly satisfy customer audits. Many smaller rental tool providers cannot meet the stringent requirements set out by world-leading OSCs and E&P operators.

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Wide distribution network — In 2012 we had three facilities. We have since grown our physical footprint significantly, and now operate from 22 locations, including five facilities in the Permian Basin (two in Midland, Texas, two in Odessa, Texas and one in Carlsbad, New Mexico). Our ability to support customers across all of North America is critical to winning business because our customers operate across the continent. Most of these facilities operate 24 hours per day, 365 days per year, and many are equipped with machining and welding capabilities to facilitate in-house tool repair, which maximizes turnaround time and minimizes downtime. We can meet many of our customers’ rental tool needs in every location in which they operate.

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COMPASS inventory management system — In 2016, we began designing COMPASS, a proprietary inventory and order management system. COMPASS enables customers to place orders online using a streamlined interface similar to the “Add to Cart” function provided by many online retailers. Every tool available for rental on COMPASS is accompanied by a description, a photograph and all relevant connection, size and raw material information. Customers can create a custom basket, thereby allowing them to more efficiently place repeat orders. COMPASS provides customers with full transparency on tool orders and account status with all-day instant access and customized automated scheduling reports. We believe that none of our competitors are making a similar technological transition. COMPASS has helped us maximize fleet utilization. Specifically, COMPASS generates reports that enable facility managers to identify slow-moving or under-utilized tools and to “right size” the rental tool fleet at each location. Thus, instead of buying a new tool when needed at a busy facility, the tool can be moved from a facility where it is not currently being utilized. Awareness of an asset’s use enables us to increase rental tool utilization and maximize return on capital.

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Large, talented salesforce with deep customer relationships — Our salespeople specialize in a particular tool type (e.g., drilling tools, wellbore optimization tools and drill pipe) and service all locations where our customers operate. Our salespeople are divided into two teams: city-sales and field-sales. The city-sales team focuses its efforts on customers’ corporate offices, striving to establish and maintain long-term relationships that can culminate in multi-year first call supply agreements with detailed pricing arrangements. The field-sales team focuses its efforts on customers’ drilling rigs and field offices. The field-sales team seeks to fulfill customers’ needs that are specific to ongoing or soon-to-launch projects. Whether a member of our city-sales team or our field-sales team, each salesperson focuses on providing customers the right tools when and where those tools are needed.

Customers

Our customer base is comprised of: (i) diversified OSCs such as SLB (formerly Schlumberger), Baker Hughes, Phoenix Energy and Halliburton (accounting for approximately 54.1% of 2022 revenue); (ii) E&P operators such as Occidental Petroleum, EOG, ConocoPhillips and Pioneer Energy (accounting for approximately 42.7% of 2022 revenue); and (iii) oil and gas equipment manufacturers such as National Oilwell Varco and Liberty Lift (accounting for approximately 3.2% of 2022 revenue). In 2022, 28% of our total revenue was earned from our two largest customers.

Conducting business with top tier customers requires world class service quality, safety and auditable work processes. These operating requirements are contained in MSAs with our clients. Obtaining MSAs can be difficult and time-consuming. We believe this creates a barrier to entry for smaller, less competent providers and provides us an industry advantage.

Employees and Employee Safety

We have 390 employees and contractors, all of whom were full-time. Our workforce includes over 25 sales professionals who are divided between city-sales and field-sales teams. Keeping our workforce safe and healthy is a key priority, and management is committed to ensuring our employees return home safely after each shift. In 2018, we implemented “Safety Now,” a rigorous safety program that is part of DTI’s Safe, Inspired, Productive incentive program (“SIP”). SIP has helped reduce our total recordable incident rate from 2.3 in 2018 to 1.2 in 2022, which is significantly better than the industry average. The success of SIP is necessary for us to do business with many of our customers, including SLB, Baker Hughes, Occidental and EOG.

Properties

We operate from 18 locations in North America and four locations in Europe and the Middle East, as shown below:

Government Regulation and Environmental, Health and Safety Measures

Our business is significantly affected by federal, state and local laws and other regulations. These regulations primarily impact the operation of our facilities. The laws and regulations relate to, among other things:

•	worker safety standards;

•	the protection of the environment; and

•	waste management, with respect to both fluids and solids.

Our internal environmental group monitors our compliance with applicable laws and regulations. We also engage third parties to review our compliance with such.

We cannot predict the level of enforcement of existing laws and regulations or how such laws and regulations may be interpreted by enforcement agencies or court rulings in the future. We also cannot predict whether additional laws and regulations will be adopted, including changes in regulatory oversight, increase of federal, state or local taxes, increase of inspection costs, or the effect such changes may have on us, our business or our financial condition.

Competition

We believe that there are a limited number of competitors in the oil and gas drilling rental tools industry. Of those, most are local and regional players, and we believe only one competitor is of appreciable scale. We believe that we enjoy a competitive advantage with respect to these competitors due to our large relevant tool inventory, strong management team and significant scale.

Corporate Information

Our operations date to the founding of Directional Rentals, Inc. in 1984. Its name was changed to “Drilling Tools International, Inc.” in 2014, and it is a wholly owned subsidiary of DTIH. As a result of the Business Combination, DTIH became a wholly owned subsidiary of ROC. In connection with the Business Combination, ROC changed its name to “Drilling Tools International Corporation”. See “Introductory Note.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations with our unaudited consolidated financial statements as of and for the six months ended June 30, 2023 and 2022 (the “Interim Financial Statements”) and our audited consolidated financial statements as of and for the years ended December 31, 2022 and 2021 (the “Annual Financial Statements”), together with the related notes thereto, included elsewhere in this prospectus. The discussion and the analysis should also be read together with the information set forth in the section entitled “Business.” The following discussion contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” or in other parts of this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

We are a leading OSC, based on the percentage of active rigs to which we supply tools in the geographies in which we are active, that rents downhole drilling tools used in horizontal and directional drilling of oil and natural gas. We operate from 18 locations in North America and four locations in Europe and the Middle East and maintain a large fleet of rental equipment consisting of drill collars, stabilizers, crossover subs, wellbore conditioning tools, drill pipe, hevi-wate drill pipe and tubing. We also rent surface control equipment such as blowout preventers and handling tools and provide downhole products for producing wells.

Our business model primarily centers on revenue generated from tool rentals and product sales. We generated revenue from total tool rentals and product sales of $37.9 million and $30.4 million for the three months ended June 30, 2023 and 2022, respectively, and had net income of $0.9 million and $5.9 million for those same periods. Additionally, we generated revenue from tool rentals and product sales of $78.7 million and $56.3 million for the six months ended June 30, 2023 and 2022, respectively, and had net income of $6.6 million and $7.3 million for those same periods, respectively. Moreover, we generated revenue from tool rentals and product sales of $129.6 million and $77.4 million for the years ended December 31, 2022 and 2021, respectively, and had net income of $21.1 million and $2.1 million for those same years, respectively. We have incurred significant operating losses since inception. As of June 30, 2023, we had cash and cash equivalents of $7.2 million, and an accumulated deficit of $14.4 million.

We believe our future financial performance will be driven by continued investment in oil and gas drilling following years of industry underinvestment.

Market Factors

Demand for our services and products depends primarily upon the general level of activity in the oil and gas industry, including the number of active drilling rigs, the number of wells drilled, the depth and working pressure of these wells, the number of well completions, the level of well remediation activity, the volume of production and the corresponding capital spending by oil and natural gas companies. Oil and gas activity is in turn heavily influenced by, among other factors, investor sentiment, availability of capital and oil and gas prices locally and worldwide, which have historically been volatile.

Our tool rental revenues are primarily dependent on drilling activity and our ability to gain or maintain market share with a sustainable pricing model.

Our product sales revenues are primarily dependent on oil & gas companies paying for tools that are lost or damaged in their drilling programs as well as the drilling contractors need to replace aging or consumable products and our ability to provide competitive pricing.

All of these factors may be influenced by the oil and gas region in which our customers are operating. While these factors may lead to differing revenues, we have generally been able to forecast our product needs and anticipated revenue levels based on historic trends in a given region and with a specific customer.

Recent Developments and Trends

Industry Update

In 2020 and early 2021, demand for oil significantly declined as a result of the COVID-19 pandemic and other factors. Oil prices have since increased due in part to an increase in demand and measured production increases by OPEC+ members. However, prices remained volatile through 2022. In the first half of 2022, West Texas Intermediate (“WTI”) oil prices and volatility thereof increased dramatically, in large part due to Russia’s invasion of Ukraine. Russia has since been subject to a host of sanctions, some of which limit its ability to export crude oil and other petroleum products. The anticipated impact on supply drove WTI oil prices above $106 per barrel in June 2022.

By the end of December 2022, WTI oil prices declined to approximately $80 per barrel due in part to high inflation rates and fears of a global recession that could negatively impact oil demand. WTI oil prices declined further during the first quarter of 2023, reaching a low of $67 per barrel in the middle of March, following turmoil in the banking sector, which escalated fears of a global recession and a concomitant decline in oil demand. However, in April 2023, WTI oil prices returned to the low-$80s per barrel range, due in part to OPEC+’s decision to further cut production by approximately 1.2 million barrels per day. This production cut was effective as of May 2023 and is expected to continue through the end of the year. As of June 30, 2023, the WTI oil price was approximately $71 per barrel.

Despite the high volatility in spot oil prices described above, our customers tend to be more focused on medium-term and long-term commodity prices when making investment decisions due to the longer lead times for offshore projects. These forward prices experienced far less volatility in 2022 and the first half of 2023 and have maintained levels which are highly constructive for offshore project demand.

Prices for natural gas have declined throughout the second quarter of 2023 in the United States due to several factors including a decrease in demand for heating due to a warmer winter in the first quarter, leading to increased inventory and eased pricing in the second quarter, ample natural gas supply, and turmoil in the banking sector that has weighed on commodities. Henry Hub natural gas spot prices have decreased from an average of $7.70 per one million British Thermal Units (“MMBtu”) in June 2022 to $5.53 per MMBtu for December 2022 and $2.18 per MMBtu in June 2023.

The ongoing conflict in Ukraine has caused uncertainty in the oil and natural gas markets, and the financial markets, both globally and in the United States. Such uncertainty already has and could continue to cause stock price volatility and supply chain disruptions as well as higher oil and natural gas prices. These could result in higher inflation worldwide, impact consumer spending and negatively impact demand for our goods and services. Moreover, additional interest rate increases by the U.S. Federal Reserve to combat inflation could further increase the probability of a recession.

Notwithstanding the significant commodity price volatility over the past several years, we have seen increases in United States onshore drilling activity. During the three and six months ended June 30, 2023, the weekly average U.S. onshore rig count as reported by Baker Hughes was 719 and 740 rigs, respectively, compared to 716 and 678 rigs for the three and six months ended June 30, 2022, respectively. Current rig activity remains significantly reduced from 2019 levels when the weekly average rig count for the three and six months ended June 30, 2019 was 989 and 1016, respectively. However, notwithstanding the impact of longer laterals, improved rig efficiencies have partially offset the impact of this reduction.

Inflation and Increased Costs

We are experiencing the impacts of global inflation, both in increased personnel costs and the prices of goods and services required to operate our rigs and execute capital projects. While we are currently unable to estimate the ultimate impact of rising prices, we do expect that our costs will continue to rise in the near term and will impact our profitability. To date, we do not believe that inflation has had a material impact to our financial condition or results of operations because we have been able to increase the prices we receive from our customers.

How We Evaluate Our Operations

We use a number of financial and operational measures to routinely analyze and evaluate the performance of our business, including revenue, net and non-GAAP measures Adjusted EBITDA and Free Cash Flow.

Revenue, net

We analyze our performance by comparing actual monthly revenue to revenue trends and revenue forecasts by product line as well as tool activity trends for each month. Our revenue is primarily derived from tool rental and product sales.

Adjusted EBITDA

We regularly evaluate our financial performance using Adjusted EBITDA. Our management believes Adjusted EBITDA is a useful financial performance measure as it excludes non-cash charges and other transactions not related to our core operating activities and allows more meaningful analysis of the trends and performance of our core operations.

Free Cash Flow

We define Free Cash Flow as net cash provided by (used in) operating activities, reduced by purchases of property, plant and equipment. Free Cash Flow is a supplemental non-GAAP financial measure that is used by our management and other external users of our financial statements, such as industry analysts, investors, lenders, rating agencies and others to assess our ability to internally fund our capital program, service or incur additional debt and to pay dividends. We believe Free Cash Flow is a useful liquidity measure because it allows us and others to compare cash flow provided by operating activities across periods and to assess our ability to internally fund our capital program, fund acquisitions and pay dividends to our stockholders whereas applicable.

Please refer to the section titled “Non-GAAP Financial Measures” for a reconciliation of Adjusted EBITDA to net (loss) income, the most directly comparable financial performance measure calculated and presented in accordance with GAAP and a reconciliation of free cash flow to net cash provided by (used in) operating activities, the most directly comparable liquidity measure calculated and presented in accordance with GAAP.

Key Components of Results of Operations

The discussion below relating to significant line items from our interim unaudited consolidated statements of income and comprehensive income are based on available information and represent our analysis of significant changes or events that impact the comparability of the reported amount. Where appropriate, we have identified specific events and changes that affect comparability or trends and, where reasonably practicable, we have quantified the impact of such items.

Revenue, net

We currently generate our revenue, net from tool rental services and product sales. Tool rental services consist of rental services, inspection services, and repair services is accounted for under Topic 842. We recognize revenues from renting tools on a straight-line basis. Our rental contract periods are daily, monthly, per well, or based on footage. As part of this straight-line methodology, when the equipment is returned, we recognize as incremental revenue the excess, if any, between the amount the customer is contractually required to pay, which is based on the rental contract period applicable to the actual number of days the drilling tool was out on rent, over the cumulative amount of revenue recognized to date.

The rental tool recovery component of product sales revenue is recognized when a tool is deemed to be lost-in-hole, damaged-beyond-repair, or lost-in-transit while in the care, custody, or control of the customer. Other made to order product sales revenue is recognized when the product is made available to the customer for pickup at our shipping dock.

We expect our tool rental services revenue to increase over time as a function of an increase in drilling activity and customer pricing.

We expect our product sales revenue to increase over time as a function of oil & gas companies drilling faster and harder thereby pushing the limits of downhole drilling tools and often contributing to tools being lost-in-hole or damaged-beyond-repair. In addition, product sales revenue should increase as drilling contractors replace aged and consumable products to maintain or increase capacity.

Costs and Expenses

Our costs and expenses consist of cost of revenue, selling, general, administrative expense, and depreciation and amortization expense.

Cost of Revenue

Our cost of revenue consist primarily of all direct and indirect expenses related to providing our tool rental services offering and delivering our product sales, including personnel-related expenses and costs associated with maintaining the facilities.

We expect our total cost of tool rental revenue and our total cost of product sale revenue to increase in absolute dollars in future periods, corresponding to our anticipated growth in revenue and employee headcount to support our customers and to maintain the manufacturing, operations and field service team with some expected cost inflation.

We expect that gross margins will continue to improve slightly as we leverage our existing cost structure to support an increase in our business activity. In addition, we expect that customer price increases will help offset cost inflation.

Selling, General and Administrative

General and administrative expenses consist primarily of personnel-related expenses, including salaries, benefits and stock-based compensation for personnel and outside professional services expenses including legal, audit and accounting services, insurance, other administrative expenses and allocated facility costs for our administrative functions.

We expect our operating expenses to increase in absolute dollars for the foreseeable future as a result of operating as a public company. In particular, we expect our legal, accounting, tax, personnel-related expenses and directors’ and officers’ insurance costs reported within general and administrative expense to increase as we establish more comprehensive compliance and governance functions, increased security and IT compliance, review internal controls over financial reporting in accordance with the Sarbanes-Oxley Act of 2002, as amended, and prepare and distribute periodic reports as required by the rules and regulations of the U.S. Securities and Exchange Commission. As a result, our historical results of operations may not be indicative of our results of operations in future periods.

Selling expenses consist primarily of personnel-related expenses, including salaries, benefits and stock-based compensation for personnel, direct advertising, marketing and promotional material costs, sales commission expense, consulting fees and allocated facility costs for our sales and marketing functions.

We intend to increase investments in our sales and marketing organization to drive additional revenue, expand our global customer base, and broaden our brand awareness. We expect our sales and marketing expenses to continue to increase in absolute dollars for the foreseeable future.

Depreciation and amortization expense

Depreciation and amortization expense relates to the consumption of our property and equipment, which consists of rental tools, shop equipment, computer equipment, furniture and fixtures and leasehold improvements, and the amortization of our intangible assets mainly related to customer relationships, software and partnerships.

Other income (expense), net

Our other income (expense), net is primarily comprised of interest income (expense), gain on sale of property, unrealized gain (loss) on securities, and other miscellaneous income and expense unrelated to our core operations.

Results of Operations

The following table set forth our results of operations for the periods presented (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Revenue, net:
Tool rental	$29,002	$23,024	$61,278	$43,440
Product sale	8,906	7,348	17,429	12,909

Total revenue, net	37,908	30,372	78,707	56,349

Cost and expenses:
Cost of tool rental revenue	7,692	6,678	15,829	12,992
Cost of product sale revenue	1,157	1,262	2,460	2,413
Selling, general, administrative expense	17,718	9,498	34,447	21,732
Depreciation and amortization expense	4,717	4,886	9,732	9,962

Total costs and expenses	31,284	22,324	62,468	47,099

Operating Income	6,624	8,048	16,239	9,250
Other (expense) income:
Interest income (expense), net	(348)	(213)	(922)	4
Gain (loss) on sale of property	(1)	—	68	5
Unrealized gain (loss) on equity securities	420	(87)	387	323
Other expense, net	(4,382)	(23)	(6,035)	(95)

Total other (expense) income, net	(4,311)	(323)	(6,502)	237

Income before income taxes	2,313	7,725	9,737	9,487
Income tax expense	(1,376)	(1,791)	(3,099)	(2,220)

Net income	$937	$5,934	$6,638	$7,267

Comparison of the Three Months Ended June 30, 2023 and 2022

Revenue, net

Our revenue, net consists of tool rental and product sale revenues.

	Quarters Ended June 30,		Change
(In thousands)	2023	2022	Amount	%
Tool rental	$29,002	$23,024	$5,978	26%
Product sale	$8,906	$7,348	$1,558	21%

Tool rental revenue increased $6.0 million, or 26%, to $29.0 million for the three months ended June 30, 2023 as compared to $23.0 million for the three months ended June 30, 2022. The increase was primarily driven by increased market activity and customer pricing across all divisions, especially in relation to our Directional Tool Rentals (“DTR”) division, the revenue of which increased $6.1 million.

Product sale revenue increased $1.6 million, or 21%, to $8.9 million for the three months ended June 30, 2023 as compared to $7.3 million for the three months ended June 30, 2022. The increase was primarily driven by increased market activity and customer pricing across all divisions. The increase was primarily driven by market activity due to customer behavior, especially in relation to our rental tool recovery sales revenue. Increased demand has led our customers to increase the speed of operations, resulting in additional fees collected on tool recovery for rental equipment that is non-recoverable or damaged.

Costs and Expenses

Cost of revenue

Our cost of revenue consists of cost of tool rental revenue and cost of product sale revenue.

	Quarters Ended June 30,		Change
(In thousands)	2023	2022	Amount	%
Cost of tool rental revenue	$7,692	$6,678	$1,014	15%
Cost of product sale revenue	$1,157	$1,262	$(105)	(8)%

Cost of tool rental revenue increased $1.0 million, or 15%, to $7.7 million for the three months ended June 30, 2023 as compared to $6.7 million for the for the three months ended June 30, 2022. The increase in cost of tool rental revenue was primarily driven by increased directional tool rental activity year-over-year. The primary increase was to our DTR division, the cost of tool rental revenue of which increased $1.1 million. This was partially offset by a $0.1 million combined decrease in our Premium Tools (“PT”) and Drill-N-Ream divisions.

Cost of product sale revenue decreased $0.1 million, or 8%, to $1.2 million for the three months ended June 30, 2023 as compared to $1.3 million for the for the three months ended June 30, 2022. The decrease in cost of product sale revenue was primarily driven by a decrease in cost of lost-in-hole revenue of $0.1 million.

Selling, General, Administrative

	Quarters Ended June 30,		Change
(In thousands)	2023	2022	Amount	%
Selling, general, administrative expense	$17,718	$9,498	$8,220	87%

Selling, general, and administrative expenses increased $8.2 million, or 87%, to $17.7 million for the three months ended June 30, 2023 as compared to $9.5 million for the three months ended June 30, 2022. This increase was primarily driven by a:

•

$4.3 million related to Employee Retention Credits (“ERC Benefits”) we qualified for during the six months ended June 30, 2022 related to the COVID-19 Coronavirus Aid, Relief, and Economic Security Act. These ERC Benefits were included in selling, general, administrative expense as an offset to the related compensation expenses,

•	$1.7 million increase in stock-based compensation expense as a result of the Business Combination,

•	$1.7 million increase in personnel-related expenses, and

•	$0.2 million increase in monitoring fees.

No other driver of this increase was individually significant.

Depreciation and Amortization expense

	Quarters Ended June 30,		Change
(In thousands)	2023	2022	Amount	%
Depreciation and amortization expense	$4,717	$4,886	$(169)	(3)%

Depreciation and amortization expenses decreased $0.2 million, or 3%, to $4.7 million for the three months ended June 30, 2023 as compared to $4.9 million for the three months ended June 30, 2022. The decrease was primarily due a decrease in depreciation expense resulting from assets reaching the end of their depreciable lives and a decrease in amortization expense as certain intangible assets reached the end of their useful lives.

Other (expense) income

Interest Expense, net

	Quarters Ended June 30,		Change
(In thousands)	2023	2022	Amount	%
Interest expense, net	$(348)	$(213)	$(135)	63%

Interest expense increased $0.1 million, or 63%, to $0.3 million for the three months ended June 30, 2023 as compared to $0.2 million for the three months ended June 30, 2022 primarily due to the change in unrealized gain on the interest rate swap.

Unrealized Gain (Loss) on Equity Securities

	Quarters Ended June 30,		Change
(In thousands)	2023	2022	Amount	%
Unrealized gain (loss) on equity securities	$420	$(87)	$507	(583)%

Unrealized gain on equity securities increased by $0.5 million, or 583%, to $0.4 million for the three months ended June 30, 2023 as compared to ($0.1) million for the three months ended June 30, 2022 primarily due to favorable market conditions in 2023 as compared to 2022.

Other Expense, net

	Quarters Ended June 30,		Change
(In thousands)	2023	2022	Amount	%
Other expense, net	$(4,382)	$(23)	$(4,359)	18952%

Other expense for the three months ended June 30, 2023 was $4.4 million, an increase of $4.4 million, or 18952%, compared to the three months ended June 30, 2022. The increase was primarily due to transaction costs and accelerated stock-based compensation expense as a result of the Business Combination of $4.2 million with no comparable activity in the first quarter of 2022.

Comparison of the Six Months Ended June 30, 2023 and 2022

Revenue, net

Our revenue, net consists of tool rental and product sale revenues.

	Six Months Ended June 30,		Change
(In thousands)	2023	2022	Amount	%
Tool rental	$61,278	$43,440	$17,838	41%
Product sale	$17,429	$12,909	$4,520	35%

Tool rental revenue increased $17.8 million, or 41%, to $61.3 million for the six months ended June 30, 2023 as compared to $43.4 million for the six months ended June 30, 2022. The increase was primarily driven by increased market activity and customer pricing across all divisions, especially in relation to our DTR division, the revenue of which increased $12.2 million and our PT division, the revenue of which increased $5.9 million.

Product sale revenue increased $4.5 million, or 35%, to $17.4 million for the six months ended June 30, 2023 as compared to $12.9 million for the six months ended June 30, 2022. The increase was primarily driven by increased market activity and customer pricing across all divisions, which collectively increased other products and services by $1.7 million. The increased market activity and customer pricing also impacted our rental tool recovery sales revenue, which collectively increased $2.8 million.

Costs and Expenses

Cost of revenue

Our cost of revenue consists of cost of tool rental revenue and cost of product sale revenue.

	Six Months Ended June 30,		Change
(In thousands)	2023	2022	Amount	%
Cost of tool rental revenue	$15,829	$12,992	$2,837	22%
Cost of product sale revenue	$2,460	$2,413	$47	2%

Cost of tool rental revenue increased $2.8 million, or 22%, to $15.8 million for the six months ended June 30, 2023 as compared to $13.0 million for the for the six months ended June 30, 2022. The increase in cost of tool rental revenue was primarily driven by increased directional tool rental activity year-over-year. The primary increases were for our DTR division, the cost of tool rental revenue of which increased $2.4 million, and our PT division, the cost of tool rental revenue of which increased $0.5 million.

Cost of product sale revenue increased $47 thousand, or 2%, to $2.5 million for the six months ended June 30, 2023 as compared to $2.4 million for the for the six months ended June 30, 2022. The increase in cost of product sale revenue was primarily driven by an increase in product sales year-over-year.

Selling, General, Administrative

	Six Months Ended June 30,		Change
(In thousands)	2023	2022	Amount	%
Selling, general, administrative expense	$34,447	$21,732	$12,715	59%

Selling, general, and administrative expenses increased $12.7 million, or 59%, to $34.4 million for the six months ended June 30, 2023 as compared to $21.7 million for the six months ended June 30, 2022. This increase was primarily driven by a:

•	$4.9 million increase in personnel-related expenses,

•

$4.3 million related to ERC Benefits we qualified for during the six months ended June 30, 2022 related to the COVID-19 Coronavirus Aid, Relief, and Economic Security Act. These ERC Benefits were included in selling, general, administrative expense as an offset to the related compensation expenses,

•	$1.7 million increase in stock-based compensation expense as a result of the Business Combination,

•	$0.3 million increase in credit card transaction fees,

•	$0.3 million increase in bad debt expense,

•	$0.3 million increase in monitoring fees,

•	$0.2 million increase in freight expense and

•	$0.2 million increase in rent expense.

No other driver of this increase was individually significant.

Depreciation and Amortization expense

	Six Months Ended June 30,		Change
(In thousands)	2023	2022	Amount	%
Depreciation and amortization expense	$9,732	$9,962	$(230)	(2)%

Depreciation and amortization expenses decreased $0.2 million, or 2%, to $9.7 million for the six months ended June 30, 2023 as compared to $10.0 million for the six months ended June 30, 2022. The decrease was primarily due a decrease in depreciation expense resulting from assets reaching the end of their depreciable lives and a decrease in amortization expense as certain intangible assets reached the end of their useful lives.

Other (expense) income

Interest Income (Expense), net

	Six Months Ended June 30,		Change
(In thousands)	2023	2022	Amount	%
Interest income (expense), net	$(922)	$4	$(926)	23150%

For the six months ended June 30, 2023 we had interest expense of $0.9 million as compared to interest income of $4 thousand for the six months ended June 30, 2022. This change of $0.9 million or 23150% was primarily due to the change in unrealized gain on the interest rate swap.

Gain on Sale of Property

	Six Months Ended June 30,		Change
(In thousands)	2023	2022	Amount	%
Gain on sale of property	$68	$5	$63	1260%

Gain on the sale of property increased $0.1 million, or 1260%, to $68 thousand for the six months ended June 30, 2023 as compared to $5 thousand for the six months ended June 30, 2022. The immaterial increase is driven by a decrease in the selling price of the property sold compared to its net book value.

Unrealized Gain on Equity Securities

	Six Months Ended June 30,		Change
(In thousands)	2023	2022	Amount	%
Unrealized gain on equity securities	$387	$323	$64	20%

Unrealized gain on equity securities increased by $0.1 million, or 20%, to $0.4 million for the six months ended June 30, 2023 as compared to $0.3 million for the six months ended June 30, 2022 primarily due to favorable market conditions in 2023 as compared to 2022.

Other Expense

	Six Months Ended June 30,		Change
(In thousands)	2023	2022	Amount	%
Other expense, net	$(6,035)	$(95)	$(5,940)	6253%

Other expense for the six months ended June 30, 2023 was $6.0 million, an increase of $5.9 million, or 6253%, compared to the six months ended June 30, 2022. The increase was primarily due to $5.8 million of transaction fees and accelerated stock-based compensation expense that incurred with the Business Combination for which we had no comparative activity during the six months ended June 30, 2022.

Comparison of the Years Ended December 31, 2022 and 2021

The following table set forth our results of operations for the years ended December 31, 2022 and 2021:

	Years Ended December 31,
(In thousands)	2022	2021
Revenue, net:
Tool rental	$99,018	$59,287
Product sale	30,538	18,092

Total revenue, net	129,556	77,379

Cost and expenses:
Cost of tool rental revenue	27,581	19,941
Cost of product sale revenue	5,423	3,688
Selling, general, administrative	51,566	38,309
Depreciation and amortization expense	19,709	21,718

Total costs and expenses	104,279	83,656

Income (loss) from operations	25,277	(6,277)
Other (expense) income:
Interest expense	(477)	(1,229)
Gain on forgiveness of PPP loan	—	8,575
Gain on sale of property	127	899
Unrealized gain on equity securities	234	157
Other expense	(384)	(233)

Total other (expense) income, net	(500)	8,169

Income before income taxes	24,777	1,892
Provision for (benefit from) income taxes	(3,697)	209

Net income	$21,080	$2,101

Revenue, net

Our revenue, net consists of tool rental and product sale revenues.

	Years Ended December 31,		Change
(In thousands)	2022	2021	Amount	%
Tool rental	$99,018	$59,287	$39,731	67%
Product sale	$30,538	$18,092	$12,446	69%

Tool rental revenue increased $39.7 million, or 67%, to $99.0 million for the year ended December 31, 2022 as compared to $59.3 million for the year ended December 31, 2021. The increase was primarily driven by increased market activity and customer pricing across all divisions, especially in relation to our DTR, the revenue of which increased $23.0 million, our PTD division, the revenue of which increased $10.9 million, and our WOT division, the revenue of which increased by $6.7 million. The increases were partially offset by a decrease in the Engineering Services & New Products division of $0.9 million.

Product sale revenue increased $12.4 million, or 69%, to $30.5 million for the year ended December 31, 2022 as compared to $18.1 million for the year ended December 31, 2021. The increase was primarily driven by increased market activity and customer pricing across all divisions. The increased market activity and customer pricing also impacted our rental tool recovery sales revenue, which collectively increased $10.6 million.

Costs and Expenses

Cost of Revenue

Our cost of revenue consists of cost of tool rental revenue and cost of product sale revenue.

	Years Ended December 31,		Change
(In thousands)	2022	2021	Amount	%
Cost of tool rental revenue	$27,581	$19,941	$7,640	38%
Cost of product sale revenue	$5,423	$3,688	$1,735	47%

Cost of tool rental revenue increased $7.7 million, or 38%, to $27.6 million for the year ended December 31, 2022 as compared to $19.9 million for the for the year ended December 31, 2021. The increase in cost of tool rental revenue was primarily driven by increased directional tool rental activity year-over-year. The primary increases were for our DTR division, the cost of tool rental revenue of which increased $5.1 million, and our PTD division, the cost of tool rental revenue of which increased $2.6 million. Partially offsetting the increase in cost of tool rental revenue was a decrease in inventory obsolescence write-offs of $0.4 million for the year ended December 31, 2022 compared to the year ended December 31, 2021.

Cost of product sale revenue increased $1.7 million, or 47%, to $5.4 million for the year ended December 31, 2022 as compared to $3.7 million for the for the year ended December 31, 2021. The increase in cost of product sale revenue was primarily driven by an increase in product sales year-over-year.

Selling, General, and Administrative

	Years Ended December 31,		Change
(In thousands)	2022	2021	Amount	%
Selling, general, and administrative	$51,566	$38,309	$13,257	35%

Selling, general, and administrative expenses increased 13.3 million, or 35%, to $51.6 million for the year ended December 31, 2022 as compared to $38.3 million for the year ended December 31, 2021. This increase was primarily driven by a:

•	$9.9 million increase in personnel-related expenses,

•	$1.5 million increase in accounting and professional services for due diligence matters in preparation for a potential transaction,

•	$1.0 million increase in contract labor expenses, and

•	$0.8 million increase in internal freight expenses.

No other driver of this increase was individually significant.

These increases were partially offset by $4.3 million related to ERC Benefits we qualified for during the year ended December 31, 2022 related to the COVID-19 Coronavirus Aid, Relief, and Economic Security Act. These ERC Benefits were included in selling, general, administrative expense as an offset to the related compensation expenses.

Depreciation and Amortization Expense

	Years Ended December 31,		Change
(In thousands)	2022	2021	Amount	%
Depreciation and amortization expense	$19,709	$21,718	$(2,009)	(9)%

Depreciation and amortization expenses decreased $2.0 million, or 9%, to $19.7 million for the year ended December 31, 2022 as compared to $21.7 million for the year ended December 31, 2021. The decrease was primarily due a decrease in depreciation expense resulting from assets reaching the end of their depreciable lives and a decrease in amortization expense as certain intangible assets reached the end of their useful lives.

Other (expense) income

Interest Expense

	Years Ended December 31,		Change
(In thousands)	2022	2021	Amount	%
Interest expense	$(477)	$(1,229)	$752	61%

Interest expense decreased $0.7 million, or 61%, to $0.5 million for the year ended December 31, 2022 as compared to $1.2 million for the year ended December 31, 2021 primarily due to the change in unrealized gain on the interest rate swap.

Gain on Forgiveness of Paycheck Protection Plan (“PPP”) Loan

	Years Ended December 31,		Change
(In thousands)	2022	2021	Amount	%
Gain on forgiveness of PPP loan	$—	$8,575	$(8,575)	nm

*	Percentage changes that are considered not meaningful are denoted with “nm”.

Gain on forgiveness of PPP loan for the year ended December 31, 2022 was $0, a decrease of $8.6 million compared to the year ended December 31, 2021. The forgiveness of the PPP loan was granted by the Small Business Association on July 29, 2021 and December 30, 2021, which collectively resulted in a gain of $8.6 million.

Gain on Sale of Property

	Years Ended December 31,		Change
(In thousands)	2022	2021	Amount	%
Gain on sale of property	$127	$899	$(772)	(86)%

Gain on the sale of property decreased $0.8 million, or 86%, to $0.1 million for the year ended December 31, 2022 as compared to $0.9 million for the year ended December 31, 2021. The decrease is driven by a decrease in the selling price of the property sold compared to its net book value.

Unrealized Gain on Equity Securities

	Years Ended December 31,		Change
(In thousands)	2022	2021	Amount	%
Unrealized gain on equity securities	$234	$157	$77	49%

Unrealized gain on equity securities increased by $0.1 million, or 49%, to $0.2 million for the year ended December 31, 2022 as compared to $0.1 million for the year ended December 31, 2021 primarily due to favorable market conditions in 2022 as compared to 2021.

Other Expense

	Years Ended December 31,		Change
(In thousands)	2022	2021	Amount	%
Other expense	$(384)	$(233)	$(151)	65%

Other expense for the year ended December 31, 2022 was $0.4 million, an increase of $0.2 million, or 65%, compared to the year ended December 31, 2021. The increase was primarily due to increased foreign currency losses and fewer collections of bad debt for the year ended December 31, 2022 compared to the year ended December 31, 2021. This is partially offset by a decrease in miscellaneous costs associated with the sale of property for the year ended December 31, 2022 compared to the year ended December 31, 2021.

Non-GAAP Financial Measures

To supplement our unaudited interim consolidated financial statements, which are prepared and presented in accordance with GAAP, we use certain non-GAAP financial measures, as described below, to understand and evaluate our core operating performance. These non-GAAP financial measures, which may be different than similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP.

We use the non-GAAP financial measure Free Cash Flow, which is defined as net cash provided by (used in) operating activities, reduced by purchases of property, plant and equipment. We believe Free Cash Flow is an important liquidity measure of the cash that is available, after capital expenditures, for operational expenses and investment in our business and is a key financial indicator used by management. Free Cash Flow is useful to investors as a liquidity measure because it measures our ability to generate or use cash. Once our business needs and obligations are met, cash can be used to maintain a strong balance sheet and invest in future growth.

We use the non-GAAP financial measure Adjusted EBITDA, which is defined as net income (loss); excluding interest income; interest expense; other income (expense), net; income tax benefit (expense); depreciation and amortization; and certain other non-cash or non-recurring items impacting net income (loss) from time to time. We believe that Adjusted EBITDA helps identify underlying trends in our business that could otherwise be masked by the effect of the expenses that we exclude in Adjusted EBITDA.

These non-GAAP financial measures should not be considered in isolation from, or as substitutes for, financial information prepared in accordance with GAAP. There are a number of limitations related to the use of these non-GAAP financial measures compared to the closest comparable GAAP measure. Some of these limitations are that:

•	Free Cash Flow does not reflect our future contractual commitments.

•

Adjusted EBITDA excludes certain recurring, non-cash charges such as depreciation of fixed assets and amortization of acquired intangible assets and, although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future;

•	Adjusted EBITDA excludes income tax benefit (expense).

The following table presents a reconciliation of Free Cash Flow to net cash provided by (used in) operating activities for the six months ended June 30, 2023 and 2022, and the years ended December 31, 2022 and 2021:

	Six Months Ended June 30,		Years Ended December 31,
(In thousands)	2023	2022	2022	2021
Net cash (used in) provided by operating activities	$14,061	$2,178	$13,856	$(494)
Less:
Purchases of property, plant and equipment	(24,617)	(9,169)	(23,753)	(11,387)

Free Cash Flow	$(10,556)	$(6,991)	$(9,897)	$(11,881)

The following tables present a reconciliation of Adjusted EBITDA to net income (loss) for the three and six months ended June 30, 2023 and 2022, and the years ended December 31, 2022 and 2021 (non-recurring transaction expenses recorded to other (income) expense are presented separately within Adjusted EBITDA):

	Three Months Ended June 30,		Years Ended December 31,
(In thousands)	2023	2022	2022	2021
Net income (loss)	$937	$5,934	$21,080	$2,101
Add (deduct):
Income tax expense	1,376	1,791	3,697	(209)
Depreciation and amortization	4,717	4,886	19,709	21,718
Interest expense, net	348	213	477	1,229
			—	(8,575)
Stock option expense	1,661	—	—	32
Monitoring fees	262	105	449	291
Gain on sale of property	1	—	(127)	(899)
			—	(25)
Unrealized (gain) loss on equity securities	(420)	87	(234)	(157)
Transaction expense	4,142	—	—	—
ERC credit received	—	(4,272)	(4,272)	—
Other expense, net	241	23	384	233

Adjusted EBITDA	$13,265	$8,767	$41,163	$15,739

	Six Months Ended June 30,
(In thousands)	2023	2022
Net income (loss)	$6,638	$7,267
Add (deduct):
Income tax expense	3,099	2,220
Depreciation and amortization	9,732	9,962
Interest (income) expense, net	922	(4)
Stock option expense	1,661	—
Monitoring fees	478	171
Gain on sale of property	(68)	(5)
Unrealized gain on equity securities	(387)	(323)
Transaction expense	5,838	—
ERC credit received	—	(4,272)
Other expense, net	197	95

Adjusted EBITDA	$28,110	$15,111

Liquidity and Capital Resources

At June 30, 2023 and December 31, 2022, we had $7.2 million and $2.4 million of cash and cash equivalents, respectively. Our primary sources of liquidity and capital resources are cash on hand, cash flows generated by operating activities and, if necessary, borrowings under the Credit Facility Agreement. We may use additional cash generated to execute strategic acquisitions or for general corporate purposes. We believe that our existing cash on hand, cash generated from operations and available borrowings under the Credit Facility Agreement will be sufficient for at least the next 12 months to meet working capital requirements and anticipated capital expenditures.

Revolving Credit Facility Agreement

Reference is made to the disclosure set forth in Note 7, Revolving Credit Facility, of the notes to the unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Capital Expenditures

Our capital expenditure relates to capital additions or improvements that add to our rental or repair capacity or extend the useful life of our drilling tools and related infrastructure. Also, our capital expenditures replace tools that are lost or damaged by a customer and these are funded by a rental tool recovery sale amount from the customer. We regularly incur capital expenditures on an on-going basis in order to (i) increase or maintain our rental tool fleet and equipment, (ii) extend the useful life of our rental tools and equipment and (iii) acquire or upgrade computer hardware and software. The amount of our capital expenditures is influenced by, among other things, demand for our services, recovery of lost or damaged tools, schedules for refurbishing our various rental tools and equipment, cash flow generated by our operations, expected rates of return and cash required for other purposes.

Contractual Obligations and Commitments

Our material contractual obligations arise from leases of facilities and vehicles under noncancelable operating leases agreements. See Note 14, Commitments and Contingencies, of the notes to the Interim Financial Statements.

Tax Obligations

We currently have available federal net operating loss carryforwards to offset our federal taxable income, and we expect that these carryforwards will substantially reduce our cash tax payments over the next several years. If we forfeit these carryforwards for any reason or deplete them faster than anticipated, our cash tax obligations could increase substantially. For additional information, see Note 8, Income Taxes, of the notes to the Interim Financial Statements.

Additional Factors Affecting Liquidity Position

Impact of Business Combination

Holders of an aggregate of 20,541,379 shares of ROC Common Stock, representing approximately 99.2% of the shares of ROC Common Stock then outstanding, properly exercised their right to have their shares redeemed for a full pro rata portion of the trust account into which the proceeds of the ROC IPO were deposited (the “Trust Account”), calculated on the Closing Date, which was $10.53 per share, net of taxes paid with respect to interest (the “Redemption”). $217,628,635 in the aggregate was paid in the Redemption. The remaining balance of the Trust Account immediately prior to the Closing of $1,669,566 was released to DTIC on the Closing Date in connection with the Closing. The aggregate expenses incurred in connection with the Business Combination were

$12.7 million (the “Transaction Expenses”). The negative impact of the high redemption rate in the Redemption and the incurrence of the Transaction Expenses on our liquidity position was offset by the $25,860,000 of proceeds received in the PIPE Financing and the additional financing secured through the Credit Facility Agreement, which provides a maximum revolving advance amount of $60.0 million and under which there was $49,000 outstanding as of August 8, 2023. Accordingly, we believe we have sufficient liquidity to meet our requirements and plans for cash for at least one year from the date of our financial statements as of and for the quarter ended March 31, 2023.

Resales of Common Stock

Our ability to raise additional capital through the sale of equity or convertible debt securities could be significantly and adversely impacted by the resale of Common Stock by the Selling Stockholders pursuant to this prospectus. The sale of our securities in the public market or otherwise (including any resales of shares of Common Stock pursuant to this prospectus), or the perception that such sales could occur, could harm the prevailing market price of such securities. Resales of our securities may cause the market price of such securities to drop significantly, even if our results of operations are positive, and potentially hinder our ability to raise capital at terms that are acceptable to us, or at all.

Due to the significant number of shares of ROC Common Stock that were redeemed in the Redemption, the number of shares of Common Stock being offered for resale pursuant to this prospectus by the Selling Stockholders represents the large majority (approximately 85.6%) of the shares of Common Stock outstanding as of August 30, 2023 (assuming the issuance of all 1,761,570 shares of Common Stock subject to Options covered by this prospectus). Specifically, our largest stockholder, HHEP, has beneficial ownership of approximately 53.5% of the Common Stock, and may sell all of its shares of Common Stock into the public market or may distribute all of its shares to its partners so long as the Registration Statement is available for use, subject to the terms of the lock-up agreement between DTIC and HHEP. See “Certain Relationships and Related Party Transactions – Lock-Up Agreements.”

As a result, the resale of shares of Common Stock pursuant to this prospectus could have a significant negative impact on the trading price of the Common Stock. This impact may be exacerbated by the fact that certain of the Selling Stockholders obtained shares of Common Stock at prices that are well below the current trading price of the Common Stock. The Selling Stockholders will determine the timing, pricing and rate at which they sell their shares of Common Stock into the public market. Even if the current trading price of the Common Stock is at or significantly below the price at which the ROC Units were issued in the ROC IPO, certain of the Selling Stockholders, including holders of the Founder Shares, Exchange Shares and shares of Common Stock issuable upon exercise of certain outstanding Options and Alberto Pontonio (an affiliate of ROC Holdings), may have an incentive to sell because they will still profit on sales due to the lower price at which they purchased their shares of Common Stock compared to the public stockholders. Sales by such Selling Stockholders may prevent the trading price of our securities from exceeding the price per ROC Unit in the ROC IPO and may cause the trading prices of our securities to experience a further decline. See “Risk Factors – Risks Related to Ownership of the Common Stock – Sales of substantial amounts of Common Stock in the public markets, or the perception that such sales could occur, could reduce the price that the Common Stock might otherwise attain. The shares being offered for resale in this prospectus represent a substantial percentage of the outstanding Common Stock, and the sales of such shares, or the perception that these sales could occur, could cause the market price of the Common Stock to decline significantly.” and “Risk Factors – Risks Related to Ownership of the Common Stock – Certain Selling Stockholders can earn a positive return on their investment, even if other stockholders experience a negative rate of return on their investment in DTIC.”

Cash Flows

The following table sets forth our cash flows for the period indicated:

	Six Months Ended June 30,		Years Ended December 31,
(In thousands)	2023	2022	2022	2021
Net cash (used in) provided by:
Operating activities	$14,061	$2,178	$13,856	$(494)
Investing activities	(13,388)	(106)	(2,392)	3,338
Financing activities	4,338	(1,845)	(9,337)	(2,868)
Effect of changes in foreign exchange rate	(207)	(62)	173	(59)

Net (decrease) increase in cash and cash equivalents	$4,804	$165	$2,300	$(83)

Cash Flows (Used In) Provided by Operating Activities

Net cash provided by operating activities for the six months ended June 30, 2023 was $14.1 million resulting from our net income of $8.2 million, adjusted for non-cash charges of $12.0 million in depreciation and amortization, including amortization of right of use assets and deferred financing costs, $4.0 million of stock-based compensation expense as a result of the Business Combination, $0.4 million of bad debt expense and $0.5 million in deferred tax expense. This was partially offset by a $9.1 million gain on rental tool recovery sales and $1.8 million in net changes from operating assets and liabilities. The $1.8 million in cash used in operating assets and liabilities is primarily due to a $1.8 million cash outflow in accounts receivable associated with an increase in sales and higher revenues during the first six months of 2023 compared to the first six months of 2022, a $2.2 million cash outflow from operating lease liabilities as we increase right-of-use assets on hand and a $1.5 million cash outflow from prepaid expenses due to differences in timing of prepayments. This was partially offset by a $2.3 million cash inflow in accounts payable and accrued expenses due to differences in the timing of disbursements and a $1.4 million cash flow from inventory as a result of increased sales and revenues during the first six months of 2023. We will continue to evaluate our capital requirements for both short-term and long-term liquidity needs, which could be affected by various risks and uncertainties, including, but not limited to, the effects of the current inflationary environment, rising interest rates, and other risks detailed in the section of this prospectus entitled “Risk Factors.”

Net cash provided by operating activities for the six months ended June 30, 2022 was $2.2 million resulting from our net income of $7.3 million, adjusted for non-cash charges of $12.5 million in depreciation and amortization, including amortization of right of use assets, deferred financing costs, and debt discounts and $1.7 million in deferred tax expense. This was partially offset by a $6.4 million gain on rental tool recovery sales, $11.9 million in net changes from operating assets and liabilities, a $0.3 million unrealized gain on equity securities and a $1.0 million unrealized gain on interest rate swaps. The $11.9 million in cash used from operating assets and liabilities is primarily due to a $6.0 million cash outflow in accounts receivable associated with an increase in sales and higher revenue during the first six months of 2022, $0.5 million purchased inventory related to our attempt to reduce risk and uncertainties in our supply chain, $1.2 million net cash outflow in accounts payable and accrued expenses due to differences in the timing of disbursements, $1.7 million cash outflow in prepaid expenses due to differences in the timing of repayments and a $2.4 million cash outflow from increasing our right-of-use assets.

Net cash provided by operating activities for the year ended December 31, 2022 was $13.9 million, resulting from our net income of $21.1 million, adjusted for non-cash charges of $19.9 million in depreciation and amortization, including amortization of right of use assets, deferred financing costs, and debt discounts. This was partially offset by a $16.8 million gain on rental tool recovery sales, $6.1 million in net changes from operating assets and liabilities, and $1.4 million in unrealized gains on interest rate swaps. The $6.1 million in cash used from operating assets and liabilities is primarily due to a $9.3 million cash outflow in accounts receivable associated with an increasing sales trend and higher revenues during 2022 compared to 2021, a $3.5 million cash outflow in prepaid expenses, and a $0.9 million cash outflow resulting from an increase in purchased inventory as we seek to reduce risk and uncertainties in our supply chain. This is partially offset by a $3.8 million cash inflow in accounts payable and accrued expenses due to differences in the timing of disbursements during 2022 compared to 2021, and a $3.7 million cash inflow relating to operating lease liabilities associated with our real estate and equipment lease agreements.

Net cash used in operating activities for the year ended December 31, 2021 was $0.5 million, resulting from our net income of $2.1 million, adjusted for non-cash charges of $22.0 million in depreciation and amortization, including amortization of right of use assets, deferred financing costs, and debt discounts. This was partially offset by a $8.6 million gain on forgiveness of PPP loan, a $7.9 million gain on rental tool recovery sales, $5.2 million in net changes from operating assets and liabilities, and $1.3 million in deferred tax benefits. The $5.2 million in cash used from operating assets and liabilities is primarily due to a $9.4 million cash outflow in accounts receivable associated with an increasing sales trend and higher revenues during 2021 compared to 2020, partially offset by a $3.6 million cash inflow in accounts payable and accrued expenses due to differences in the timing of disbursements during 2021 compared to 2020.

Cash Flows (Used In) Provided by Investing Activities

Net cash used in investing activities for the six months ended June 30, 2023 was $13.4 million. Purchases of property, plant, and equipment of $24.6 million were partially offset by proceeds from rental tool recovery sales of $11.1 million and proceeds from sale of property of $0.1 million.

Net cash used in investing activities for the six months ended June 30, 2022 was $0.1 million. Purchases of property, plant, and equipment of $9.2 million were partially offset by proceeds from rental tool recovery sales of $9.0 million and proceeds from the sale of property of $0.1 million.

Net cash used in investing activities for the year ended December 31, 2022 was $2.4 million. Proceeds from rental tool recovery sales of $20.3 million and proceeds from sale of property of $1.0 million were offset by purchases of property, plant, and equipment of $23.7 million.

Net cash provided by investing activities for the year ended December 31, 2021 was $3.3 million. Proceeds from rental tool recovery sales of $9.7 million and proceeds from sale of property of $5.0 million were partially offset by purchases of property, plant, and equipment of $11.4 million.

Cash Flows (Used In) Provided by Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2023 was $4.3 million resulting from proceeds from the Business Combination and PIPE Financing, net of transaction costs, of $23.1 million, partially offset by a net decrease in amounts outstanding under the Credit Facility Agreement of $18.3 million, payments of deferred financing costs of $0.3 million and payments to holders of DTIH convertible preferred stock in connection with the Business Combination of $0.2 million.

Net cash used in financing activities for the six months ended June 30, 2022 was $1.8 million resulting from a net decrease in amounts outstanding under the Credit Facility Agreement of $1.8 million.

Net cash used in financing activities for the year ended December 31, 2022 was $9.3 million resulting from a net decrease in amounts outstanding under the Credit Facility Agreement of $8.1 million, payments of long-term debt of $1.0 million, and payments of deferred financing costs of $0.2 million.

Net cash used in financing activities for the year ended December 31, 2021 was $2.9 million resulting from payments of long-term debt of $3.9 million, a net decrease in amounts outstanding under the Credit Facility Agreement of $0.8 million, and payments of deferred financing costs of $0.2 million partially offset by proceeds from PPP loan of $2.0 million.

Quantitative and Qualitative Disclosures about Market Risk

Credit risk

Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. We maintain cash and cash equivalents with major and reputable financial institutions. Deposits held with the financial institutions may exceed the amount of insurance provided by the Canadian Deposit Insurance Corporation on such deposits but may be redeemed upon demand. We perform periodic evaluations of the relative credit standing of the financial institutions. With respect to accounts receivable, we monitor the credit quality of our customers as well as maintain an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make required payments.

Concentration risk

During the three months ended June 30, 2023, 33% of our total revenue was earned from two customers. During the six months ended June 30, 2022, 30% of our total revenue was earned from two customers. Amounts due from these customers included in accounts receivable at June 30, 2023 were approximately $10.1 million.

During the years ended December 31, 2022 and 2021, 28% and 18%, respectively, of our total revenue was earned from the same two customers. Amounts due from these customers included in accounts receivable at December 31, 2022 and December 31, 2021 were approximately $8.6 million and $4.2 million, respectively.

Foreign currency risk

Our customers are primarily located in the United States and Canada. Therefore, foreign exchange risk exposures arise from transactions denominated in currencies other than the U.S. dollar, which is our functional and reporting currency. To date, a majority of our sales have been denominated in United States and Canadian dollars. As we expand our presence in international markets, our results of operations and cash flows may increasingly be subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. To date, we have not entered into any hedging arrangements to minimize the impact of these fluctuations in the exchange rates. We will periodically reassess our approach to manage our risk relating to fluctuations in currency rates.

We do not believe that foreign currency risk had a material effect on our business, financial condition, or results of operations during the periods presented.

Inflation Risk

We expect we will continue to experience inflationary pressures on our cost structure for the foreseeable future. However, tightness in overseas freight and transit times have eased. Additionally, raw material and component costs are moderating due in part to a strengthening United States dollar and weakening steel demand. Nonetheless, we cannot be confident that transit times or input prices will return to the lower levels experienced in prior years. Continued inflation and looming concerns regarding a possible recession weigh on the outlook for oil demand which could in turn negatively impact demand for our goods and services.

Cybersecurity Risk

We have a suite of controls including technology hardware and software solutions, regular testing of the resiliency of our systems including penetration and disaster recovery testing as well as regular training sessions on cybersecurity risks and mitigation strategies. We have established an incident response plan and team to take steps it determines are appropriate to contain, mitigate and remediate a cybersecurity incident and to respond to the associated business, legal and reputational risks. There is no assurance that these efforts will fully mitigate cybersecurity risk and mitigation efforts are not an assurance that no cybersecurity incidents will occur.

Critical Accounting Policies and Estimates

The Annual Financial Statements and Interim Financial Statements included in this prospectus have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of the Annual Financial Statements Interim Financial Statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. We also make estimates and assumptions that affect the reported amounts and related disclosures for the periods presented. Our estimates are based on our historical experience and other factors that we believe are reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ significantly. Additionally, changes in assumptions, estimates or assessments due to unforeseen events or other causes could have a material impact on our financial position or results of operations.

The critical accounting estimates, assumptions and judgements we believe to have the most significant impact on the Annual Financial Statements and Interim Financial Statements are described below. See Note 1, Summary of significant accounting policies, to the Annual Financial Statements and Note 1, Summary of significant accounting policies, to the Interim Financial Statements included elsewhere in this prospectus for additional information related to critical accounting estimates and significant accounting policies.

Revenue recognition

On January 1, 2019, we adopted ASC 606 on a modified retrospective basis for all contracts with customers. As a result of the adoption, there were no material changes to the timing of the revenue recognition or measurement of revenue. Therefore, the only changes to the Interim Financial Statements related to the adoption are in the disclosures as included herein. We adopted ASC 842, Leases (“ASC 842”) as of January 1, 2022. ASC 842 was adopted using the modified retrospective transition approach, with no restatement of prior periods or cumulative adjustments to retained earnings.

We recognize revenue in accordance with two different accounting standards: 1) Topic 606 (which addresses revenue from contracts with customers) and 2) Topic 842 (which addresses lease revenue). We derive our revenue from two revenue types: tool rental services and product sales.

Tool Rental Services

Tool rental services consist of rental services, inspection services, and repair services. Tool rental services are accounted for under Topic 842.

Owned tool rentals represent our most significant revenue type and are governed by our standard rental contract. We account for such rentals as operating leases. The lease terms are included in the contracts, and the determination of whether our contracts contain leases generally does not require significant assumptions or judgements. Our lease revenues do not include a material amount of variable payments. Owned tool rentals represent revenue from renting tools that we own. We do not generally provide an option for the lessee to purchase the rented equipment at the end of the lease.

We recognize revenues from renting tools on a straight-line basis. Our rental contract periods are daily, monthly, per well, or based on footage. As part of this straight-line methodology, when the equipment is returned, we recognize as incremental revenue the excess, if any, of the amount the customer is contractually required to pay, which is based on the rental contract period applicable to the actual number of days the drilling tool was out on rent, over the cumulative amount of revenue recognized to date. In any given accounting period, we will have customers return the drilling tool and be contractually required to pay us more than the cumulative amount of revenue recognized to date under the straight-line methodology.

We record the amounts billed to customers in excess of recognizable revenue as deferred revenue on our consolidated balance sheet.

As noted above, we are unsure of when the customer will return rented drilling tools. As such, we do not know how much the customer will owe us upon return of the tool and we therefore cannot provide a maturity analysis of future lease payments. Our drilling tools are generally rented for short periods of time, oftentimes for significantly less than a year. Lessees do not provide residual value guarantees on rented equipment.

We expect to derive significant future benefits from our drilling tools following the end of the rental term. Our rentals are generally short-term in nature, and our tools are typically rented for the majority of the time that we own them.

Product Sales

Product sales consist of charges for rented tools that are damaged beyond repair, charges for lost-in-hole, and charges for lost-in-transit while in the care, custody or control of our customers, and other charges for made to order product sales. Product sales are accounted for under Topic 606.

Revenue is recognized when control of promised goods or services is transferred to a customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To determine revenue recognition for our arrangements with customers, we: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

We account for a contract when we have approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance, and collectability of consideration is probable. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in the revenue standard. The transaction price is measured as consideration specified in a contract with a customer and excludes any sales incentives and taxes or other amounts collected on behalf of third parties. As each of our contracts with customers contain a single performance obligation to provide a product sale, we do not have any performance obligations requiring allocation of transaction prices.

The performance obligation for made to order product sales is satisfied and revenue is recognized when control of the asset transfers to the customer, which typically occurs upon delivery of the product or when the product is made available to the customer for pickup at our shipping dock. Additionally, pursuant to the contractual terms with our customers, the customer must notify us of, and purchase from us, any rented tools that are damaged beyond repair, lost-in-hole, or lost-in-transit while in the care, custody or control of such customer. Revenue is recognized for these products when the customer notifies us that one of these noted events has occurred.

We do not have any material revenue expected to be recognized in the future related to remaining performance obligations or contracts with variable consideration related to undelivered performance obligations. There was no revenue recognized in the current period from performance obligations satisfied in previous periods.

Contract estimates and judgments

Our revenues accounted for under Topic 606 generally do not require significant estimates or judgments, primarily because:

•	The transaction price is generally fixed and stated in our contracts;

•

As noted above, our contracts generally do not include multiple performance obligations, and accordingly do not generally require estimates of the standalone selling price for each performance obligation;

•	Our revenues do not include material amounts of variable consideration, or result in significant obligations associated with returns, refunds or warranties; and

•

Most of our revenue is recognized when the applicable performance obligations are readily determinable. As noted above, our Topic 606 revenue is generally recognized at the time of delivery to, or made available for pick-up by, the customer or upon notification from our customers that a rented tool is damaged beyond repair, lost-in-hole, or lost-in-transit while in the care, custody or control of our customers.

Our revenues accounted for under Topic 842 also generally do not require significant estimates or judgments. We monitor and review our estimated standalone selling prices on a regular basis.

Fair Value of Financial Instruments

When active market quotes are not available, management uses valuation techniques to measure the fair value of financial instruments.

In applying the valuation techniques, management makes maximum use of market inputs wherever possible, and uses estimates and assumptions that are, as far as possible, consistent with observable data that market participants would use in pricing the instrument. Where applicable data is not observable, management uses its best estimate about the assumptions that market participants would make. Such estimates include liquidity risk, credit risk and volatility, and such estimates may vary from the actual results that would be achieved in an arm’s length transaction at the reporting date. The assessment of the timing and extent of impairment of intangible assets involves both significant judgements by management about the current and future prospects for the intangible assets as well as estimates about the factors used to quantify the extent of any impairment that is recognized.

Stock-Based Compensation

We account for stock-based compensation in accordance with ASC 718, Compensation – Stock Compensation. ASC 718 requires that the cost of awards of equity instruments offered in exchange for employee services, including employee stock options and restricted stock awards, be measured based on the grant-date fair value of the award. We adopted FASB ASU No. 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, on February 1, 2019. This ASU involves several aspects of the accounting for stock-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification in the accompanying consolidated statements of cash flows. The adoption did not have a material impact on the Interim Financial Statements.

We determine the fair value of stock options granted using the Black-Scholes-Merton option-pricing model and recognize the cost over the period during which an employee is required to provide service in exchange for the award, generally the vesting period, net of estimated forfeitures. Because DTIH Common Stock was not publicly traded as of March 31, 2023, we had to estimate the fair value of the DTIH Common Stock. The board of directors of DTIH considered numerous objective and subjective factors to determine the fair value of DTIH Common Stock at each meeting in which awards were approved. The factors considered included, but were not limited to: (i) the results of contemporaneous independent third-party valuations of DTIH Common Stock; (ii) the prices, rights, preferences, and privileges of DTIH redeemable convertible preferred stock relative to those of DTIH Common Stock; (iii) the lack of marketability of DTIH Common Stock; (iv) actual operating and financial results; (v) current business conditions and projections; (vi) the likelihood of achieving a liquidity event, such as an initial public offering or sale of DTIH, given prevailing market conditions; and (vii) precedent transactions involving shares of DTIH Common Stock.

Leases

We adopted ASC 842, Leases as of January 1, 2022. ASC 842 was adopted using the modified retrospective transition approach, with no restatement of prior periods or cumulative adjustments to retained earnings. Upon adoption, we elected the package of transition practical expedients, which allowed us to carry forward prior conclusions related to whether any expired or existing contracts are or contain leases, the lease classification for any expired or existing leases and initial direct costs for existing leases. We elected the use-of-hindsight to reassess lease term. We elected not to recognize leases with an initial term of 12 months or less within the consolidated balance sheets and to recognize those lease payments on a straight-line basis in the consolidated statements of operation over the lease term. The new lease accounting standard also provides practical expedients for an entity’s ongoing accounting. We elected the practical expedient to not separate lease and non-lease components for all leases.

We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and current operating lease liabilities and operating lease liabilities, net of current portion on our consolidated balance sheets. We recognize lease expense for its operating leases on a straight-line basis over the term of the lease.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from a lease. ROU assets and operating lease liabilities are recognized at the commencement date based on the present value of the future minimum lease payments over the lease term. Operating lease ROU assets also include the impact of any lease incentives. An amendment to a lease is assessed to determine if it represents a lease modification or a separate contract. Lease modifications are reassessed as of the effective date of the modification using an incremental borrowing rate based on the information available at the commencement date. For modified leases we also reassess the lease classification as of the effective date of the modification.

The interest rate used to determine the present value of the future lease payments is our incremental borrowing rate because the interest rate implicit in our leases is not readily determinable. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located.

Our lease terms include periods under options to extend or terminate the lease when it is reasonably certain that we will exercise that option in the measurement of its ROU assets and liabilities. We consider contractual-based factors such as the nature and terms of the renewal or termination, asset-based factors such as physical location of the asset and entity-based factors such as the importance of the leased asset to our operations to determine the lease term. We generally use the base, non-cancelable lease term when determining the ROU assets and lease liabilities. The ROU asset is tested for impairment in accordance with Accounting Standards Codification Topic 360, Property, Plant, and Equipment.

Lessor Accounting

Our leased equipment primarily consists of rental tools and equipment. Our agreements with our customers for rental equipment contain an operating lease component under ASC 842 because (i) there are identified assets, (ii) the customer has the right to obtain substantially all of the economic benefits from the use of the identified asset throughout the period of use and (iii) the customer directs the use of the identified assets throughout the period of use.

Our lease agreement contract periods are daily, monthly, per well, or based on footage. Lease revenue is recognized on a straight-line basis based on these rates. We do not provide an option for the lessee to purchase the rented tools at the end of the lease and the lessees do not provide residual value guarantees on the rented assets.

We recognized operating lease revenue within “Tool rentals” on the consolidated statements of operations and comprehensive income.

Long-Lived Asset Impairment

We evaluate the recoverability of identifiable intangible assets whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. Such circumstances could include but are not limited to (1) a significant decrease in the market value of an asset, (2) a significant adverse change in the extent to or manner in which an asset is used, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset. We measure the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. For the six months ended June 30, 2023 and 2022, and the years ended December 31, 2022 and 2021, management determined that there was no impairment with regard to our intangible assets.

For property, plant and equipment, events or circumstances indicating possible impairment may include a significant decrease in market value or a significant change in the business climate. An impairment loss is recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss is the excess of the asset’s carrying amount over its fair value. For the six months ended June 30, 2023 and 2022, and the years ended December 31, 2022 and 2021, management determined that there was no impairment with regard to our property, plant, and equipment.

Recently Issued and Adopted Accounting Standards

A discussion of recent accounting pronouncements is included in Note 1, Summary of significant accounting policies, to the Interim Financial Statements included elsewhere in this prospectus.

JOBS Act Accounting Election

In April 2012, the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Therefore, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected to avail ourselves of this extended transition period and, as a result, we will not adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies. In addition, as an emerging growth company, we may take advantage of certain reduced disclosure and other requirements that are otherwise applicable generally to public companies. DTI will take advantage of these exemptions until such earlier time that it is no longer an emerging growth company. DTI would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (ii) the last day of the fiscal year in which its total annual gross revenue is equal to or more than $1.07 billion; (iii) the date on which it has issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which it is deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

ROC Holdings Support Agreement

In connection with the execution of the Merger Agreement, on February 13, 2023, ROC Holdings entered into a support agreement with DTIH and ROC, and amended such agreement on the Closing Date. Pursuant to this agreement, ROC Holdings agreed to vote all Subject Shares (as therein defined) beneficially owned by it in favor of the Business Combination. Further, ROC Holdings agreed to forfeit, without any consideration, 1,775,084 shares of Common Stock, and ROC agreed to issue 1,775,084 shares of Common Stock to certain stockholders of DTIH. On the Closing Date, such shares were issued to the stockholders of DTIH pursuant to the Merger Agreement.

Company Stockholder Support Agreement

On February 13, 2023, in connection with the execution of the Merger Agreement, ROC, DTIH and HHEP entered into the Company Stockholder Support Agreement, pursuant to which HHEP agreed to vote all DTIH Common Stock and DTIH Preferred Stock beneficially owned by it in favor of the Business Combination at the ROC Special Meeting.

Amended and Restated Registration Rights Agreement

On February 13, 2023, ROC, ROC Holdings, EarlyBirdCapital, HHEP, RobJon and Michael W. Domino, Jr. entered into the Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), which became effective on the Closing Date. Pursuant to the Registration Rights Agreement, ROC agreed to use commercially reasonable efforts to file a registration statement under the Securities Act to permit the resale of shares of Common Stock held by the other parties to the Registration Rights Agreement within 30 days of the Closing Date and to use commercially reasonable efforts to cause such registration statement to be declared effective as soon as practicable after the filing thereof. This Registration Statement was filed to satisfy that obligation.

Lock-Up Agreements

On the Closing Date, in connection with the Closing, DTIC entered into Company Stockholder Lock-Up Agreements with each of HHEP, RobJon and Michael W. Domino, Jr. (the “Stockholder Parties” and the “Lock-Up Agreements”). Under the terms of the Lock-Up Agreements, the Stockholder Parties agreed, subject to certain customary exceptions, that during the period that is the earlier of (i) the date that is 180 days following the Closing Date and (ii) the date specified in a written waiver of the provisions of the Lock-Up Agreements duly executed by ROC Holdings and DTIC, not to dispose of, directly or indirectly, any shares of Common Stock subject to their respective Lock-Up Agreement, or take other related actions with respect to such shares. The shares of DTIC Common Stock subject to the Lock-Up Agreements include all such shares held by the Stockholder Parties, except for shares of Common Stock issued pursuant to the Exchange Agreements.

Pre-Business Combination Related Party Transactions of Legacy DTI

Monitoring and Oversight Agreement

On January 27, 2012, DTIH entered into a Monitoring and Oversight Agreement (as amended on February 13, 2023, the “Monitoring and Oversight Agreement”) with Hicks Holdings Operating LLC (the “Monitor”). On the Closing Date, DTIH and DTIC entered into an Assignment and Assumption of the Monitoring and Oversight Agreement, pursuant to which DTIH assigned to DTIC all of its rights and obligations under the Monitoring and Oversight Agreement. The Monitor is an affiliate of Hicks Equity Partners LLC, an affiliate of DTIC’s majority owner, HHEP (“Hicks”) and HHEP, a beneficial owner of more than five percent of DTIC’s voting securities. Pursuant to the Monitoring and Oversight Agreement, the Monitor provides financing oversight and monitoring services to DTI as requested by the Board. As compensation for the Monitor’s services to DTI, DTI pays the Monitor a quarterly fee (the “Monitoring Fee”) equal to the greater of (i) $62,500 and (ii) 0.625% of DTI’s earnings before interest, taxes, depreciation and amortization for the last 12 months (subject to a one quarter lag), as calculated pursuant to the Monitoring and Oversight Agreement. The Monitoring Fee is subject to a cap of $187,500 per quarter. In addition to the Monitoring Fee, we reimburse the Monitor for all reasonable disbursements and out-of-pocket expenses incurred by the Monitor or its affiliates for our account or in connection with the Monitor’s performance of the Monitoring and Oversight Agreement. In 2022, DTIH paid the Monitor $490,315 in Monitoring Fees and reimbursements. From January 1, 2023, through the date of this prospectus, we and DTIH paid the Monitor, in aggregate, $375,000. We anticipate that the Monitoring and Oversight Agreement will remain in effect until December 31, 2027.

Transaction Services Agreement

On January 27, 2012, DTIH entered into a Transaction Services Agreement (as amended on February 13, 2023, the “Transaction Services Agreement”) with Hicks Holdings Operating LLC (the “Advisor”). The Advisor is an affiliate of Hicks and HHEP, a beneficial owner of more than five percent of DTIC’s voting securities. Pursuant to the Transaction Services Agreement, the Advisor rendered transaction, financial advisory and other similar services to Legacy DTI in connection with various financing and acquisition transactions. In connection with such transactions, Legacy DTI paid the Advisor 1.5% of the value of the applicable transaction (the “Transaction Fee”). In addition to the Transaction Fee, Legacy DTI reimbursed the Advisor for all reasonable disbursements and out-of-pocket expenses incurred by the Advisor in connection with the Advisor’s performance of the Transaction Services Agreement. In 2022 and up to, but not including, the Closing Date, Legacy DTI did not make any payments to the Advisor under the Transaction Services Agreement. At Closing, a fee equal to 1.5% of the consideration received by the stockholders of DTIH pursuant to the Merger Agreement was payable to the Advisor under the Transaction Services Agreement with respect to the Business Combination. In lieu of receipt of the $1,717,513 payable in cash to the Advisor, the Advisor elected to receive 262,429 shares of Common Stock. The Transaction Services Agreement terminated in accordance with its terms at Closing.

Pre-Business Combination Related Party Transactions of ROC

Founder Shares

On October 7, 2021, ROC Holdings paid $25,000 to cover certain offering costs of ROC in consideration for 4,312,500 Founder Shares. In December 2021, ROC effected a stock dividend of 0.2 shares for each share of ROC Common Stock outstanding, resulting in ROC Holdings holding an aggregate number of 5,175,000 Founder Shares.

ROC Holdings had agreed, subject to certain limited exceptions, not to transfer, assign or sell any of the Founder Shares until (1) with respect to 50% of the Founder Shares, the earlier of one year after the completion of a business combination and the date on which the closing price of the ROC Common Stock equaled or exceeded $12.50 per share (as adjusted for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after a business combination and (2) with respect to the remaining 50% of the Founder Shares, one year after the completion of a business combination, or earlier, in either case, if, subsequent to a business combination, ROC completed a liquidation, merger, share exchange or other similar transaction which resulted in all of ROC’s stockholders having the right to exchange their shares of ROC Common Stock for cash, securities or other property. The limitation on ROC Holdings transferring, assigning and selling Founder Shares was amended to align it with the restrictions in the Lock-Up Agreements pursuant to an Amended and Restated Stock Escrow Agreement dated June 8, 2023 among ROC, ROC Holdings and Continental Stock Transfer & Trust Company, the transfer agent for the Common Stock (“Continental”).

Administrative Support Agreement

ROC entered into an agreement, commencing on December 1, 2021, and terminating in connection with the Closing, to pay Fifth Partners, LLC, an affiliate of ROC Holdings, a total of $13,000 per month for general and administrative services including office space, utilities and secretarial support. For the year ended December 31, 2022 and for the period from September 2, 2021 (inception) through December 31, 2021, ROC incurred and paid $156,000 and $13,000, respectively, pursuant to the Administrative Support Agreement.

ROC Holdings Subscription Agreements

See “Introductory Note” for a description of the ROC Holdings Subscription Agreements.

Amended FP SPAC 2 Subscription Agreement

See “Introductory Note” for a description of the Amended FP SPAC 2 Subscription Agreement.

Related Party Transactions Policy

We have adopted a written policy for the review and approval or ratification of transactions involving related persons that conforms with the requirements for issuers having securities listed on Nasdaq. This policy covers, but is not limited to, any financial transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which DTI was, is or will be a participant and in which any related party had, has or will have a direct or indirect interest, other than transactions available to all employees generally. In reviewing and approving or ratifying any such transactions, the Audit Committee (as defined below) will consider all relevant facts and circumstances available to the Audit Committee, such as the benefits of the transaction, the impact of the transaction on a director’s independence, the availability of other sources for comparable products or services, whether the transaction is negotiated on an arm’s length basis, whether the Audit Committee determines that it has been duly apprised of all significant conflicts that may exist and that we are warranted in entering into the transaction, whether the rates or charges involved in the transaction are determined by competitive bids and whether the interest of the related party arises solely from the ownership of a class of our equity securities and that all holders of that class of our equity securities received or would receive the same benefit on a pro rata basis.

MANAGEMENT

Name	Age	Position
Executive Officers
R. Wayne Prejean	62	Chief Executive Officer and Director
David R. Johnson	59	Chief Financial Officer
Michael W. Domino, Jr.	48	President, DTR Division
Directors
Thomas O. Hicks	77	Director
Curtis L. Crofford	50	Director
John D. “Jack” Furst	63	Director
Eric C. Neuman	78	Director
Thomas M. “Roe” Patterson	48	Director
C. Richard Vermillion	77	Director

Executive Officers

References in this section to “DTI” are to DTIH for periods prior to the Business Combination and to DTIC for periods after the Business Combination.

R. Wayne Prejean has been the Chief Executive Officer of DTI since 2013. Mr. Prejean has more than 40 years of industry experience, having begun his career in 1979 working in field operations in the Gulf of Mexico. He spent the next 20 years employed by firms specializing in directional drilling and medium radius horizontal drilling technology, including Scientific Drilling, Becfield Horizontal, Drilling Measurements Inc., Drilex Services and Baker Hughes Inteq. He served in various field operations, operations management, sales and executive management roles, and was responsible for domestic and international business locations. In 1999, Mr. Prejean founded Wildcat Services, a provider of specialty automatic drilling equipment for drilling rigs. In five years, Wildcat Services grew from a local 50-rig supplier to having over 500 systems deployed in 20 countries. Wildcat Services was sold to National Oilwell Varco in 2004, and the Wildcat product grew to a worldwide unit count of just under 1,000 systems operating by 2008. Mr. Prejean continued as General Manager, later becoming a strategic advisor. In addition to founding Wildcat Services, Mr. Prejean co-founded several other OFS companies. These companies focused on solids control, data automation, downhole tool development, measurement-while-drilling products and precision metal cutting and machining. Mr. Prejean has been involved in several merger and acquisition transactions, and executed DTI’s post-merger and acquisition business integration process.

Mr. Prejean is a director of DTI. He was chosen to serve on the Board because of his broad, yet deep, industry knowledge, and his operational, technical, financial and strategic management experience, which span both domestic and international markets.

David R. Johnson has been the Chief Financial Officer of DTI since 2017, having initially started in that role in 2013. Mr. Johnson has more than 30 years of experience in accounting and more than 20 years of experience in oil and gas related industries. He has worked for firms such as Directional Drilling Company and Sharewell Energy Services. From 1998 to 2004, he served as Vice President of Finance and Administration for PathFinder Energy Services, Inc., an international oil field service company and wholly owned subsidiary of W-H Energy Services, Inc. Mr. Johnson has a B.S. from LeTourneau University and an M.B.A. from the University of Texas at Tyler. He is a Texas Certified Public Accountant, and a member of the American Institute of Certified Public Accountants.

Michael W. Domino, Jr. has been the President, DTR Division since 2020. Mr. Domino has nearly 30 years of experience, having started his career in operations at Directional Rentals. He then joined Stabil Drill where he held sales and management positions. He returned to Directional Rentals in 2009 as a key executive and led the company’s transformation and growth through 2012. Since the acquisition of Directional Rentals, which was renamed Drilling Tools International, Mr. Domino has held various executive roles with DTI. Mr. Domino has a B.B.A. from the University of Southwestern Louisiana, and is a member of the American Association of Drilling Engineers, the Society of Petroleum Engineers and the International Association of Drilling Contractors.

Directors

References in this section to “DTI” are to DTIH for periods prior to the Business Combination and to DTIC for periods after the Business Combination.

Thomas O. Hicks has been a director of DTI since 2012. Mr. Hicks is a pioneer in the private equity industry in the United States. From 1984 to 1988 he was co-founder and co-chairman of Hicks & Haas, which successfully acquired numerous entities and brands, including Dr Pepper, Seven Up, A&W Root Beer, Sybron and Thermadyne. He later founded numerous private equity funds for HM, which raised over $12 billion. His funds have invested billions of dollars of equity in businesses in the United States, Europe and Latin America. Mr. Hicks retired from HM in 2004, and now manages his own family office private equity firm, Hicks Holdings, LLC. Mr. Hicks was a Director of Carpenter Technology Corporation until September 2014. Mr. Hicks is also the manager and indirect majority owner of HSG Sports Group Holdings LLC, which, through subsidiaries, formerly owned interests in professional sports franchises, including the Texas Rangers and the Dallas Stars. Mr. Hicks has a B.B.A. from the University of Texas at Austin and an MBA from the University of Southern California.

Mr. Hicks was chosen to serve on the Board because of his decades of experience successfully acquiring, integrating and operating businesses. Mr. Hicks’ deep understanding of DTI’s business also qualifies him to serve as a director of DTI.

Curtis L. Crofford has been a director of DTI since 2012. He is also a managing director at Hicks, a private equity investment firm founded by Thomas O. Hicks. Mr. Crofford has been with Hicks since 2005. Prior to joining Hicks, Mr. Crofford served in positions at numerous investment banks, including Dresdner Kleinwort Wasserstein; Donaldson, Lufkin & Jenrette; and BT Alex. Brown Inc. Mr. Crofford has been involved in many of Hicks’ investments, including those in DTI, Latrobe Specialty Metals and Standard Pump Parts. Mr. Crofford received a B.A. from Vanderbilt University and an M.B.A. from Duke University.

Mr. Crofford was chosen to serve on the Board because of his 17 years of experience in private equity and eight years of experience in investment banking. Over the course of his career, Mr. Crofford has developed a deep understanding of the oil and gas industry in general and of DTI’s business in particular.

John D. “Jack” Furst has been a director of DTI since 2012. He is also the founder of Oak Stream Investors, a private investment firm founded in 2008 which makes investments in real estate, oil and gas, fixed income securities and public and private equities. Mr. Furst joined HM Capital Partners LLC (“HM Capital Partners”), a private equity firm, in 1989, the year it was formed as HM. Until 2008, he was a partner at HM Capital Partners and was involved in all aspects of the firm’s business, including originating, structuring and monitoring its investments. Prior to joining HM Capital Partners, Mr. Furst served as a Vice President, and subsequently as a partner, of Hicks & Haas from 1987 to 1989. From 1984 to 1986, Mr. Furst was a mergers and acquisitions and corporate finance specialist for The First Boston Corporation (“First Boston”). Before joining First Boston, Mr. Furst was a Financial Consultant at PricewaterhouseCoopers. Mr. Furst received a B.S. with honors from the College of Business Administration at Arizona State University and an M.B.A. with honors from the Graduate School of Business at the University of Texas at Austin.

Mr. Furst was chosen to serve on the Board because of his 38 years of experience in leveraged acquisitions and private investments. Mr. Furst’s broad experience in the financial services industry allows him to offer unique insights into DTI’s business.

Eric C. Neuman has been a director of DTI since 2012. He has also been a managing director and partner of Hicks since 2005. Previously, he had been a partner at HM since December 2000 and an officer of HM since 1993. At HM, Mr. Neuman was involved in the formation and development of many of the firm’s media investments, including those in Chancellor Media and Capstar Broadcasting, Lin TV, Sunrise Television and Marcus Cable. In 2002, he assumed responsibility for HM’s Latin American business.

Mr. Neuman currently serves on the board of directors of DirecPath Newco., LLC; Crossings, LLC and DTI. From 2000 to 2016, Mr. Neuman served as a director of Intercable, an international provider of television, internet and telephone services and an HM portfolio company. Mr. Neuman served as a director of GigaMonster from 2015 to 2019; Just Brakes, LLC from 2013 to 2017; and Glori Energy, Inc. from 2015 to 2017. Mr. Neuman received a B.A. from the University of South Florida and an M.B.A. from Northwestern University.

Mr. Neuman was chosen to serve on the Board because of his demonstrated track record of driving growth in businesses across a broad range of industries. Moreover, Mr. Neuman’ experience serving as a director of numerous companies qualifies him to serve as a director of DTI.

Thomas M. “Roe” Patterson has more than 25 years of energy industry experience. He currently manages and invests in multiple companies inside and outside of the energy sector. He was Basic Energy Services, Inc.’s (“Basic”) President and Chief Executive Officer, and served as a member of Basics’ board of directors, from September 2013 until January 2020, when he retired from Basic. From 2006 to September 2013, Mr. Patterson worked for Basic in positions of increasing responsibility, including as Basic’s Senior Vice President and Chief Operating Officer from April 201l until September 2013, Senior Vice President from September 2008 until April 2011 and as a Vice President from February 2006 until September 2008. Prior to joining Basic, he was President of TMP Companies, Inc. from 2000 to 2006. He was a Contracts / Sales Manager at Patterson Drilling Company from 1996 to 2000. From 1995 to 1996, he was employed as an Engine Sales Manager at West Texas Caterpillar. Mr. Patterson graduated with a Bachelor of Science degree in Biology from Texas Tech University.

Mr. Patterson was chosen to serve on the Board because of his extensive energy industry experience and leadership roles, including as a director, with another OSC.

C. Richard Vermillion has been a director of DTI since 2016. He has also served as the Chairman and CEO of MV Partners, Inc., a private investment vehicle, since 1996. During that time, Mr. Vermillion has invested in and served on the boards of several companies, including Gammaloy, L.P., an oilfield tool rental company; Seismic Energy Products, a rubber bearing manufacturer; and Fulcrum Analytics, a data analytics company. Additionally, Mr. Vermillion has served on the boards and audit committees of Varel Manufacturing, a drill bit manufacturer, and Triton Energy, a public oil and gas exploration company. Prior to this, Mr. Vermillion was a managing director of Donaldson, Lufkin & Jenrette, an investment bank, and CEO of MBank Houston, the third largest bank in Houston. Mr. Vermillion received a B.B.A. and M.B.A. from the University of Texas at Austin and is a graduate of the Harvard Advanced Management program.

Mr. Vermillion was chosen to serve on the Board because of his deep executive leadership experience in financial services, OFS, accounting, finance and private equity, and his extensive background in banking, investment banking, and asset management.

Board Composition

Our business and affairs are managed under the direction of the Board. The Board consists of seven members. Mr. Hicks is the Chairman of the Board. Subject to the terms of our Certificate of Incorporation, the Board may fix, by one or more resolutions adopted from time to time by the Board, the number of directors on the Board. In accordance with our Certificate of Incorporation, the Board is divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our directors are divided among the three classes as follows:

•	the Class I directors are Messrs. Hicks and Vermillion, and their terms will expire at our annual meeting of stockholders to be held in 2024;

•	the Class II directors are Messrs. Neuman and Prejean, and their terms will expire at our annual meeting of stockholders to be held in 2025; and

•	the Class III directors are Messrs. Crofford, Furst and Patterson, and their terms will expire at our annual meeting of stockholders to be held in 2026.

Director Independence

Because the Common Stock is listed on Nasdaq, we are required to comply with the applicable rules of such exchange in determining whether a director is independent. The Board has determined, based on information provided by each director concerning his background, employment and affiliations, that each of Messrs. Furst, Neuman, Patterson and Vermillion qualifies as independent as defined under the applicable Nasdaq and SEC rules. In making these determinations, the Board considered the current and prior relationships that each director has and had with DTI and all other facts and circumstances the Board deemed relevant in determining their independence.

Board Committees

The Board directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the Board and standing committees. The standing committees are the audit committee (the “Audit Committee”), the compensation committee (the “Compensation Committee”) and the nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”).

Audit Committee

The Audit Committee is responsible for, among other things:

•	the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm engaged by us;

•	pre-approving all audit and permitted non-audit services to be performed for us by the independent registered public accounting firm, and establishing pre-approval policies and procedures;

•

recommending to the Board hiring policies for employees or former employees of the independent registered public accounting firm, including but not limited to, as required by applicable laws and regulations;

•	ensuring the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•

obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (i) the independent registered public accounting firm’s internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues and (iii) all relationships between the independent registered public accounting firm and us to assess the independent registered public accounting firm’s independence;

•	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC;

•

discussing with management and the independent auditor any published reports or correspondence with regulators or governmental agencies that raise material issues regarding our financial statements or accounting policies; and

•	discussing with our corporate counsel legal matters that may have a material impact on the financial statements or our compliance policies.

The Audit Committee consists of Messrs. Furst, Neuman and Patterson, with Mr. Furst serving as chair. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least three members of the Audit Committee, all of whom must be independent. The Board has affirmatively determined that Messrs. Furst, Neuman and Patterson each meet the definition of “independent director” for purposes of serving on the Audit Committee under Rule 10A-3 of the Exchange Act and Nasdaq rules. In addition, the Board has determined that Mr. Neuman qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K promulgated by the SEC. The Board has adopted a written charter for the Audit Committee, which is available on our website. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Compensation Committee

The Compensation Committee is responsible for, among other things:

•	consulting with senior management to establish DTIC’s general compensation philosophy and objectives;

•	determining compensation, including salary, bonus, incentive and equity compensation, for the CEO and other executive officers;

•

reviewing and approving all employment agreements, severance arrangements, change in control provisions and agreements and any special supplemental benefits applicable to the CEO and other executive officers;

•	reviewing and making recommendations to the Board with respect to compensation plans and policies for employees generally;

•	overseeing the risk assessment of the DTIC’s compensation arrangements applicable to the executive officers;

•

as applicable, reviewing and discussing with management the disclosures made in the Compensation Discussion and Analysis (“CD&A”) prior to the filing of the DTIC’s annual report on the Form 10-K (“Form 10-K”) or DTIC’s proxy statement for the annual meeting of its stockholders (“Proxy Statement”), as the case may be, and recommend to the Board whether the CD&A should be included in the Form 10-K or the Proxy Statement;

•	reviewing and approving any additional services to be performed for DTIC or its affiliates by a compensation consultant or its affiliates;

•	reviewing and making recommendations to the Board with respect to director compensation;

•	conducting a periodic performance evaluation of the Compensation Committee;

•	administering the 2023 Plan; and

•	overseeing DTIC’s human capital management policies, processes and practices related to workforce diversity, wage and opportunity equity, and inclusion programs.

The Compensation Committee consists of Messrs. Neuman and Vermillion, with Mr. Neuman serving as chair. The Board has affirmatively determined that Messrs. Neuman and Vermillion each meet the definition of “independent director” for purposes of serving on the Compensation Committee under the Nasdaq rules, including for purposes of the additional independence test for Compensation Committee members, and are “non-employee directors” as defined in Rule 16b-3 of the Exchange Act. The Board has adopted a written charter for the Compensation Committee, which is available on our website. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for, among other things:

•	identifying individuals qualified to become members of the Board;

•

recommending to the Board the director nominees for election by Stockholders at each meeting of Stockholders at which directors will be elected and recommend to the Board nominees to fill any vacancies and newly created directorships on the Board;

•	developing, subject to approval by the Board, a process for an annual evaluation of the Board and its committees and to oversee the conduct of such annual evaluation;

•	conducting and overseeing the self-evaluation of the Board and each of its committees and reporting such results to the Board;

•	periodically reviewing the criteria for the selection of new directors to serve on the Board;

•	evaluate candidates for Board membership, including those recommended by Stockholders in accordance with our Bylaws;

•	periodically reviewing and making recommendations regarding the composition and size of the Board, taking into account, as an important factor, considerations of diversity;

•

periodically review and make recommendations regarding the composition, size, purpose and structure of each of the Board’s committees, including the creation of additional committees or elimination of existing committees;

•	periodically recommend to the Board the chairpersons and members of each of the Board’s committees; and

•	reviewing, as appropriate and in light of the then current Board policies, upon a significant change in a director’s principal occupation, the continued Board membership of such director.

The Nominating and Corporate Governance Committee consists of Messrs. Furst and Vermillion, with Mr. Vermillion serving as chair. The Board has affirmatively determined that Messrs. Furst and Vermillion each meet the definition of “independent director” under the Nasdaq rules. The Board has adopted a written charter for the Nominating and Corporate Governance Committee, which is available on our website. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Compensation Committee Interlocks and Insider Participation

No person who has served as a member of the Compensation Committee during the last completed fiscal year (i) was, during that fiscal year, an officer or employee of DTIC, (ii) was formerly an officer of DTIC or (iii) had any relationship requiring disclosure by DTIC under any paragraph of Item 404 of Regulation S-K.

No executive officer of DTIC served as a member of the Compensation Committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on the Compensation Committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of DTIC.

No executive officer of DTIC served as a director of another entity, one of whose executive officers served on the Compensation Committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of DTIC.

No executive officer of DTIC served as a member of the Compensation Committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a director of DTIC.

Risk Oversight

The Board is responsible for overseeing our risk management process. The Board focuses on our general risk management strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. The Audit Committee is also responsible for reviewing and discussing with management our major financial risk exposures and our risk assessment and risk management programs.

Code of Business Conduct

We have adopted a written code of business conduct that applies to all our employees, officers and directors. We also expect our contractors, consultants, trainees, temporary employees and the like to follow the code of business conduct. A copy of the code is posted on the investor relations portion of our website at drilligntools.com. In addition, we intend to post on our website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

EXECUTIVE COMPENSATION

We are an “emerging growth company” as defined in the JOBS Act and a “smaller reporting company” as defined in the rules promulgated under the Securities Act. As such, we have opted to comply with the executive compensation disclosure rules applicable to such companies. By doing so, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, but are not limited to, exemptions from certain narrative and tabular disclosure obligations regarding executive and director compensation in connection with our obligations under this Registration Statement, including the requirement to include a Compensation Discussion and Analysis, scaled financial reporting, as well as exemptions from the requirements to hold a nonbinding advisory vote on executive compensation and obtain stockholder approval of any golden parachute payments not previously approved.

Introduction

This section discusses the material components of the executive and director compensation programs, including a narrative description of the material factors necessary to understand the information disclosed in the “Summary Compensation Table” below. For the year ended December 31, 2022, our named executive officers (“NEOs”) and their positions were as follows:

•	R. Wayne Prejean, Chief Executive Officer;

•	David R. Johnson, Chief Financial Officer; and

•	Michael W. Domino, Jr., President, DTR Division.

Summary Compensation Table

The following table contains information pertaining to the compensation of our NEOs for the year ended December 31, 2022.

Name and Position	Year	Salary($)(1)	Bonus($)(2)	Option awards ($)(3)	All other compensation ($)(4)	Total ($)
R. Wayne Prejean Chief Executive Officer	2022	400,000	121,370	—	18,780	540,150
David R. Johnson Chief Financial Officer	2022	252,000	121,140	79,000	21,812	473,952
Michael W. Domino, Jr. President, DTR Division	2022	252,000	121,450	—	780	374,230

(1)	Amounts reported in this column represent the base salaries paid to the NEOs during 2022.
(2)

Amounts reported in this column represent a year-end cash bonus, a cash safety bonus and an annual tenure-based cash service award paid to each NEO during 2022. For more details regarding these cash bonuses, see “— Narrative to Summary Compensation Table — Bonuses.”

(3)

Amounts reported in this column represent the aggregate incremental fair value increase of the repricing of Mr. Johnson’s 2017 option grant, which was repriced on January 26, 2022, determined as of such repricing date in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718. The exercise price was adjusted from $1.15 per share to $0.85 per share (prior to giving effect to the Conversion) to align Mr. Johnson’s incentives with those of our other senior management. We did not grant any options to its NEOs in 2022.

(4)

Amounts reported in this column represent employment contract allowance, expenses related to personal use of company vehicles and expenses related to mileage accrued on personal use vehicles paid to the NEOs during 2022.

Narrative to the Summary Compensation Table

Salaries

Our NEOs receive a base salary to compensate them for services rendered to us. The base salary payable to each NEO provides a fixed compensation component commensurate with the executive’s skill, experience, role and responsibilities. For 2022, the salaries for Mr. Prejean, Mr. Johnson and Mr. Domino were $400,000, $252,000 and $252,000, respectively.

Bonuses

Annual cash performance bonuses were determined by the Board based on the recommendation of our Chief Executive Officer. The amount of the cash performance bonuses is based on the achievement of corporate and/or individual performance goals, as set forth in each NEO’s employment agreement. Our NEOs each earned an annual cash performance bonus of $120,000 during 2022. Additionally, each NEO is eligible to participate in our internal safety award program, pursuant to which each NEO earned a safety bonus of $250 during 2022. Each NEO is also eligible to participate in our tenure-based award program, pursuant to which Mr. Prejean, Mr. Johnson and Mr. Domino received an annual tenure-based service award equal to $1,120, $890 and $1,200, respectively, for 2022.

Long-Term Equity Incentive

Our NEOs did not receive grants of long-term equity incentive awards pursuant to the Stock Plan in 2022. Historically, we have made share option awards to the NEOs subject to time-based vesting or performance-based vesting conditions, as reflected in the Outstanding Equity Awards at 2022 Fiscal Year End table below. On January 26, 2022, Mr. Johnson’s November 27, 2017 option grant was amended to reduce the exercise price thereof from $1.15 per share to $0.85 per share (prior to giving effect to the Conversion).

Employee Benefits

In addition to any individual benefits set forth in each NEO’s employment agreement (as described below), the NEOs are generally eligible to participate in our employee health and welfare, retirement and other employee benefit programs on the same basis as other similarly situated employees, subject to applicable law. We maintain a qualified 401(k) plan which allows participants, including the NEOs, to defer cash compensation up to the maximum amount allowed under Internal Revenue Service guidelines. We may make discretionary matching contributions to the plan equal to 150% of a participant’s first 3% of elective deferrals, up to $2,000, and discretionary profit-sharing contributions. Participants are always 100% vested in their contributions to the plan and vest in any matching and profit-sharing contributions over six years.

All Other Compensation

The other compensation earned by our NEOs includes employment contract allowance, expenses related to personal use of company vehicles and expenses related to mileage accrued on personal use vehicles.

Employment Agreements

Each of the NEOs is party to an employment agreement with us, as described below.

R. Wayne Prejean

On September 1, 2013, we entered into an employment agreement with Mr. Prejean pursuant to which he serves as Chief Executive Officer. Mr. Prejean’s employment with us renews in successive one-year periods, unless either we or Mr. Prejean give written notice to the other party of its intent not to renew the employment agreement at least 60 days prior to the end of the ongoing term. Mr. Prejean is entitled to an annual base salary of $400,000 and to participate in annual bonus plans in accordance with the terms described above under “— Narrative to Summary Compensation Table — Bonuses.” Mr. Prejean is also eligible to receive stock options, restricted stock awards or other equity compensation pursuant to the policies and plans adopted from time to time by the Board in its sole discretion.

If Mr. Prejean’s employment is terminated for cause, due to his death, voluntary resignation or because he chooses not to renew his employment, the agreement provides that Mr. Prejean will be paid (i) the accrued and unpaid portion of his base salary through the date of the termination of employment, (ii) any accrued but unused vacation days for the calendar year in which the termination of employment occurs and (iii) any reimbursement for business travel and other expenses to which Mr. Prejean is entitled (collectively, the “Prejean Accrued Amounts”). If Mr. Prejean’s employment is terminated due to his death, his to agreement also provides for (i) payment of an amount equal to 50% of his base salary, prorated based on the time of year the employment is terminated (the “Prorated Bonus”), (ii) accelerated vesting of any outstanding unvested equity awards that vest solely upon a change in control, and (iii) retention of any vested equity awards in that are vested as of the date of such termination, subject to applicable repurchase provisions. If Mr. Prejean’s employment is terminated for cause or due to his voluntary resignation or his nonrenewal of his employment, Mr. Prejean will forfeit any unvested equity awards and retain any vested equity awards subject to applicable repurchase provisions. If Mr. Prejean’s employment is terminated by us without cause, terminated by us because we choose not to renew his employment, terminated by Mr. Prejean for good reason or terminated due to a disability of Mr. Prejean, the agreement provides that Mr. Prejean will be entitled to (a)(i) payment of the Prejean Accrued Amounts and (ii) the Prorated Bonus, (b) for a period of 15 months following the date of the termination, beginning in the first month following the termination of employment, an amount each month equal to 150% of his base salary in effect immediately before the termination of employment divided by 12, (c) premiums paid by DTII for his health insurance for 15 months following the date of termination, pay the premium for Mr. Prejean’s health insurance under the same group health insurance policy(ies) that is (are) provided to our employees, subject to the terms of and to the extent permitted by our group health insurance policy(ies), the standard terms of the Consolidated Omnibus Budget Reconciliation Act of 1986, as amended (“COBRA”), and Mr. Prejean making appropriate elections to participate in such coverage, and (d) accelerated vesting of his unvested equity awards other than those that vest solely upon a change in control (except in the event of termination due to our non-renewal of his employment) and to retain any vested equity awards subject to applicable repurchase provisions.

David R. Johnson

On November 27, 2017, we entered into an employment agreement with Mr. Johnson pursuant to which he serves as our Chief Financial Officer. Mr. Johnson’s employment with us renews in successive one-year periods, unless either we or Mr. Johnson give written notice to the other party of its intent not to renew the employment agreement at least 60 days prior to the end of the ongoing term. Mr. Johnson is entitled to an annual base salary of $252,000 and to participate in annual bonus plans in accordance with the terms described above under “— Narrative to Summary Compensation Table — Bonuses.” Mr. Johnson is also eligible to receive stock options, restricted stock awards or other equity compensation pursuant to the policies and plans adopted from time to time by the Board in its sole discretion.

If Mr. Johnson’s employment is terminated for cause, due to his death, voluntary resignation or because he chooses not to renew his employment, the agreement provides that Mr. Johnson will be paid (i) the accrued and unpaid portion of his base salary through the date of the termination of employment, (ii) any accrued but unused vacation days for the calendar year in which the termination of employment occurs and (iii) any reimbursement for business travel and other expenses to which Mr. Johnson is entitled (collectively the “Johnson Accrued Amounts”). If Mr. Johnson’s employment is terminated due to his death, his agreement also provides for (i) immediate vesting in any outstanding unvested equity awards and (ii) retention of any vested equity awards that are vested as of the date of such termination subject to applicable repurchase provisions. If Mr. Johnson’s employment is terminated for cause or due to his voluntary resignation or his nonrenewal of his employment, Mr. Johnson will forfeit any unvested equity awards and retain any vested equity awards subject to applicable repurchase provisions. If Mr. Johnson’s employment is terminated by us without cause, terminated by us because it chooses not to renew his employment, terminated by Mr. Johnson for good reason or terminated due to a disability of Mr. Johnson, the agreement provides that Mr. Johnson will be entitled to (a)(i) payment of the Johnson Accrued Amounts and (ii) an amount equal to 50% of his base salary, prorated based on the time of year the employment is terminated, (b) for a period of 15 months following the date of the termination, beginning in the first month following the termination of employment, payment of an amount each month equal to 150% of his base salary in effect immediately before the termination of employment divided by 12, (c) DTII-paid premiums for his health insurance for 15 months following the date of termination, under the same group health insurance policy(ies) that is (are) provided to our employees, subject to the terms of and to the extent permitted by our group health insurance policy(ies), the standard terms of COBRA and Mr. Johnson making appropriate elections to participate in such coverage, and (d) accelerated vesting of his unvested equity awards (except in the event of termination due to our non-renewal of his employment) and to retain any vested equity awards subject to applicable repurchase provisions.

Michael W. Domino, Jr.

On April 1, 2017, we entered into an employment agreement with Mr. Domino pursuant to which he serves as President, DTR Division. Mr. Domino’s employment with us renews in successive one-year periods, unless either we or Mr. Domino give written notice to the other party of its intent not to renew the employment agreement at least 60 days prior to the end of the ongoing term. Mr. Domino is entitled to an annual base salary of $252,000 and to participate in annual bonus plans in accordance with the terms described above under “— Narrative to Summary Table — Bonuses.” Mr. Domino is also eligible to receive stock options, restricted stock awards or other equity compensation pursuant to the policies and plans adopted from time to time by the Board in its sole discretion.

If Mr. Domino’s employment is terminated for cause, due to his death, voluntary resignation or because he chooses not to renew his employment, the agreement provides that Mr. Domino will be paid (i) the accrued and unpaid portion of his base salary through the date of the termination of employment, (ii) any accrued but unused vacation days for the calendar year in which the termination of employment occurs and (iii) any reimbursement for business travel and other expenses to which Mr. Domino is entitled (collectively, the “Domino Accrued Amounts”). If Mr. Domino’s employment is terminated due to his death, his agreement also provides for (i) immediate vesting in any outstanding unvested equity awards and (ii) retention of any vested equity awards that are vested as of the date of such termination subject to applicable repurchase provisions. If Mr. Domino’s employment is terminated for cause or due to his voluntary resignation or his nonrenewal of his employment, Mr. Johnson will forfeit any unvested equity awards and retain any vested equity awards subject to applicable repurchase provisions. If Mr. Domino’s employment is terminated by us without cause, terminated by us because it chooses not to renew his employment, terminated by Mr. Domino for good reason or terminated due to a disability of Mr. Domino, the agreement provides that Mr. Domino will be entitled to (a)(i) payment of the Domino Accrued Amounts and (ii) payment of an amount equal to 50% of his base salary, prorated based on the time of year the employment is terminated, and (b) for a period of 15 months following the date of the termination, beginning in the first month following the termination of employment, payment of an amount each month equal to 150% of his base salary in effect immediately before the termination of employment divided by 12, (c) DTII-paid premiums for his health insurance for 15 months following the date of termination, pay the premium for Mr. Domino’s health insurance under the same group health insurance policy(ies) that is (are) provided to our employees, subject to the terms of and to the extent permitted by our group health insurance policy(ies), the standard terms of COBRA and Mr. Domino making appropriate elections to participate in such coverage, and (d) accelerated vesting of his unvested equity awards (except in the event of termination due to our non-renewal of his employment) and to retain any vested equity awards subject to applicable repurchase provisions.

Under each NEO’s employment agreement, severance payments are contingent upon the NEO’s execution and non-revocation of a general release of claims in our favor. In addition, each NEO is bound by certain confidentiality and restrictive covenants pursuant to their arrangements.

Outstanding Equity Awards at 2022 Fiscal Year End

The following table summarizes the outstanding equity awards held by our NEOs as of December 31, 2022.

		Options awards
Name	Grant Date	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options exercisable (#)	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date
R. Wayne Prejean	April 1, 2017(1)	667,808	—	—	3.72	April 1, 2027
	April 1, 2017(2)	—	—	267,032	3.72	April 1, 2027
	April 1, 2017(2)	—	—	267,032	3.72	April 1, 2027
David R. Johnson	November 27, 2017(1)	132,375	—	—	3.72(3)	November 27, 2027
Michael W. Domino, Jr.	April 1, 2017(1)	370,264	—	—	3.72	April 1, 2027

(1)	Represents fully-vested time based option awards.
(2)

Represents performance-based option awards that vest and become exercisable immediately prior to a Change of Control (as defined in the Stock Plan) to the extent that such options achieve a certain share price in connection with the Change of Control, as described in the underlying award agreement. The Board exercised its discretion and caused these performance-based options to vest and become exercisable immediately prior to the Business Combination.

(3)

Mr. Johnson’s option grant was amended on January 26, 2022, to adjust the exercise price from $1.15 per share to $0.85 share (prior to giving effect to the Conversion) to align Mr. Johnson’s incentives with those of DTI’s other senior management.

Potential Payments Upon a Termination or Change in Control

As of December 31, 2022, each NEO was eligible to receive severance benefits upon certain terminations of employment, as described above. Other than as set forth in each NEO’s employment agreement, we did not offer or maintain any formal or informal severance or similar compensation programs providing for additional vesting, benefits, or payments in connection with a termination of employment as of December 31, 2022.

In the event of a “Change of Control” (as defined in the Stock Plan), any unvested time-based share options held by the NEOs will vest in full and become exercisable immediately prior to such Change of Control. Mr. Prejean’s performance-based share options would vest in full and become exercisable immediately prior to a Change of Control to the extent that such options achieve a certain share price in connection with the Change of Control, as described in the underlying award agreement.

Director Compensation

The following table contains information pertaining to the compensation of our non-employee directors for the year ended December 31, 2022.

Name	Fees earned or paid in cash ($)(1)	All other compensation(2)	Total ($)
Curtis L. Crofford(3)	—	—	—
John D. “Jack” Furst	60,000	—	60,000
Thomas O. Hicks(3)	—	—	—
Thomas O. Hicks, Jr.(3)	—	—	—
Eric C. Neuman(3)	—	—	—
C. Richard Vermillion	60,000	1,072	61,072

(1)	Represents director fees paid during 2022.
(2)	Represents expenses reimbursed during 2022.
(3)	Did not receive compensation from DTI for services as a director in 2022.
(4)	As of December 31, 2022, Mr. Furst held fully vested options to purchase 25,000 shares of DTIH Common Stock.

2023 Plan

Key Plan Provisions

•

Awards may be granted under the 2023 Plan for up to ten (10) years following the Business Combination, unless earlier terminated by the Board or the Compensation Committee, but no incentive stock options may be granted after ten (10) years from the earlier of the board of directors ROC’s or the ROC stockholders’ approval of the 2023 Plan.

•

The 2023 Plan provides for the grant of stock options (both incentive stock options and nonqualified stock options) stock appreciation rights, restricted stock, restricted stock units, performance-based awards, and other stock- and cash-based awards.

•	We have reserved a pool of shares of Common Stock for issuance pursuant to awards under the 2023 Plan equal to 2,976,857 shares.

•	The 2023 Plan will be administered by the Board or, if delegated by the Board, the Compensation Committee or such committee as permitted by the 2023 Plan.

Summary of the 2023 Plan

The following paragraphs provide a summary of principal features of the 2023 Plan and its operation. However, this summary is not a complete description of all provisions of the 2023 Plan and is qualified in its entirety by the specific language of the 2023 Plan.

Purposes of the 2023 Plan

The purposes of the 2023 Plan are to (i) encourage our profitability and growth through short-term and long-term incentives that are consistent with our objectives; (ii) give participants an incentive for excellence in individual performance; (iii) promote teamwork among participants; and (iv) give us a significant advantage in attracting and retaining key employees, directors and consultants. These incentives will be provided through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance-based awards, and other stock- and cash-based awards as the administrator of the 2023 Plan may determine.

Authorized Shares

Subject to the adjustment provisions contained in the 2023 Plan, the maximum number of shares of Common Stock that may be issued pursuant to awards under the 2023 Plan is (i) 2,976,857 shares of Common

Stock, plus (ii) any shares of Common Stock subject to stock options or other awards that were assumed in the Business Combination, with the maximum number of shares to be added to the 2023 Plan pursuant to clause (ii) equal to an anticipated shares of Common Stock. The 2023 Plan also includes an evergreen provision that provides for an automatic annual increase plan on the first day of each calendar year to the number of shares of Common Stock available for issuance under the 2023 Plan, equal to the lesser of:

•	3% of the total number of shares of Common Stock issued and outstanding on a fully-diluted basis as of the last day of the immediately preceding calendar year; or

•	Such lesser amount determined by the administrator.

Generally, any shares of Common Stock subject to an award under the 2023 Plan that are forfeited, canceled, settled or otherwise terminated without a distribution of shares of Common Stock to a participant will thereafter be deemed to again be available for awards. In applying the immediately preceding sentence, if (i) shares of Common Stock otherwise issuable or issued in respect of, or as part of, any award are withheld to cover taxes or any applicable exercise price, such shares will be treated as having been issued under the 2023 Plan and shall not be available for issuance under the 2023 Plan, and (ii) any share-settled stock appreciation rights or options are exercised, the aggregate number of shares of Common Stock subject to such stock appreciation rights or options will be deemed issued under the 2023 Plan and will not be available again for issuance under the 2023 Plan. For the avoidance of doubt, (A) shares of Common Stock underlying awards that are subject to the achievement of performance goals shall be counted against the share reserve based on the target value of such awards unless and until such time as such awards become vested and settled in shares of Common Stock, and (B) awards that, pursuant to their terms, may be settled only in cash shall not count against the share reserve. If any extraordinary dividend or other extraordinary distribution (whether in cash, shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of shares or other of our securities, other change in our corporate structure affecting the shares, or any similar equity restructuring transaction affecting the shares occurs, an equitable substitution or proportionate adjustment will be made, as may be determined by the administrator in its sole discretion to number and class of shares that may be delivered under the 2023 Plan and/or the number, class, and price of shares covered by each outstanding award, and the numerical share limits contained in the 2023 Plan.

Plan Administration

The Board or a committee appointed by the Board administers the 2023 Plan and is referred to as the administrator. Different administrators may administer the 2023 Plan with respect to different groups of service providers. The Board may retain the authority to concurrently administer the 2023 Plan and revoke the delegation of some or all authority previously delegated.

Subject to the terms of the 2023 Plan and applicable laws, the administrator generally has the power, in its sole discretion, to (i) select participants; (ii) determine whether and to what extent awards are to be granted to participants; (iii) determine the number of shares of Common Stock to be made subject to each award; (iv) determine the terms and conditions, not inconsistent with the terms of the 2023 Plan, of each award granted, including, but not limited to, (A) the restrictions applicable to awards and the conditions under which restrictions applicable to such awards shall lapse, (B) the performance goals and performance periods applicable to awards, if any, (C) the exercise price of each award, (D) the vesting schedule applicable to each award, (E) any confidentiality or restrictive covenant provisions applicable to the Award, and (F) any amendments to or waivers of the terms and conditions of outstanding awards, including, but not limited to, extending the exercise period of such Awards and accelerating the vesting schedule of such awards; (v) determine the terms and conditions, not inconsistent with the terms of the 2023 Plan; (vi) determine fair market value; (vii) approve forms of award agreements for use with the 2023 Plan; (viii) determine the duration and purpose of leaves of absence that may be granted to a participant without constituting termination of the participant’s employment for purposes of awards granted under the 2023 Plan; (ix) adopt, alter and repeal such administrative rules, guidelines and practices governing the 2023 Plan as it shall from time to time deem advisable; (x) reconcile any inconsistency in, correct any defect in and/or supply any omission in the 2023 Plan, any award agreement or other instrument or agreement relating to the 2023 Plan or an award granted under the 2023 Plan; (xi) construe and interpret the terms and provisions of the 2023 Plan and any award issued under the 2023 Plan (and any award agreement relating thereto), and to otherwise supervise the administration of the 2023 Plan; and (xii) exercise all powers and authorities either specifically granted under the 2023 Plan or necessary or advisable in the administration of the 2023 Plan. The administrator’s decisions, determinations, and interpretations are final and binding on all participants and any other holders of awards.

Eligibility

Persons eligible to receive awards under the 2023 Plan are our employees and consultants and our affiliates and non-employee directors. As of the date of this prospectus, our employees (of which there were 330 as of the date of this prospectus) and each of our non-employee directors are considered eligible under the 2023 Plan.

Our practice is generally not to grant equity awards to consultants, but we reserve the right to do so.

Stock Options

Options may be granted under the 2023 Plan. Subject to the provisions of the 2023 Plan, the administrator determines the terms and conditions of options, including when such options vest and become exercisable (and the administrator will have the discretion to accelerate the time at which such options will vest or become exercisable) and whether such options are designated as incentive stock options intended to qualify under Section 422 of the Code or options not intended to so qualify. Incentive stock options may be granted only to employees. The per share exercise price of any option generally must be at least 100% of the fair market value of a share on the date of grant, and the term of an option may not be more than 10 years. However, with respect to any incentive stock option granted to an individual who owns 10% of the voting power of all classes of our stock or any of our parent or subsidiary corporations, the term of such option may not exceed 5 years, and the per share exercise price of such incentive stock option must be at least 110% of the fair market value of a share on the grant date. After a participant’s service terminates, he or she generally may exercise the vested portion of his or her option for the period of time stated in his or her option agreement. In no event may an option be exercised later than the expiration of its term, except in certain circumstances where the expiration occurs during a period where exercise is not permitted under applicable law. Subject to the provisions of the 2023 Plan, the administrator will determine the other terms of options, including but not limited to the acceptable forms of consideration for exercising an option.

Stock Appreciation Rights

Stock appreciation rights may be granted under the 2023 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of Common Stock from the date of grant to the date of exercise. Subject to the provisions of the 2023 Plan, the administrator determines the terms and conditions of stock appreciation rights, including when such rights vest and become exercisable (and the administrator will have the discretion to accelerate the time at which such rights will vest or become exercisable) and whether to settle such award in cash, shares, or a combination of both. A stock appreciation right granted in conjunction with all or part of an option under the 2023 Plan entitles its holder to receive, at the time of exercise of the stock appreciation right and surrender of the related option, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of Common Stock over the exercise price of the related option. The per share exercise price of a stock appreciation right must be at least 100% of the fair market value a share on the date of grant, and the term of a stock appreciation right may not be more than 10 years. After a participant’s service terminates, he or she generally may exercise the vested portion of his or her stock appreciation right for the period of time stated in his or her option agreement. In no event may a stock appreciation right be exercised later than the expiration of its terms, except in certain circumstances where the expiration occurs during a period where exercise is not permitted under applicable law, as described more fully in the 2023 Plan.

Restricted Stock

Restricted stock may be granted under the 2023 Plan. Restricted stock awards are grants of shares that vest in accordance with terms and conditions established by the administrator. The administrator determines the number of shares of restricted stock granted to a participant. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us or our affiliates), and the administrator will have the discretion to accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting rights but may have any dividends with respect to such shares accumulated and paid only if such shares vest in accordance with their terms. Shares of restricted stock as to which the restrictions have not lapsed are subject to forfeiture by the participant.

Restricted Stock Units

Restricted stock units may be granted under the 2023 Plan. A restricted stock unit is a bookkeeping entry representing a notional amount equal to the fair market value of one share of Common Stock. The administrator determines the terms and conditions of restricted stock units, including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. The administrator may grant dividend equivalents in connection with a grant of restricted stock units, which dividend equivalents may be accumulated and paid only if such restricted stock units vest in accordance with their terms. The administrator has the discretion to accelerate the time at which any restrictions will lapse or be removed and to settle earned restricted stock units in cash, shares, or a combination of both.

Performance-Based Awards

Performance-based awards may be granted under the 2023 Plan. Performance-based awards are awards that will result in a payment to a participant only if objectives established by the administrator are achieved or the awards otherwise vest. The administrator establishes organizational or individual performance objectives in its discretion, which, depending on the extent to which they are met, determines the value of the payout for the performance-based awards to be paid out to participants. The administrator has the discretion to reduce or waive any performance objectives or other vesting provisions for performance-based awards. Performance-based awards may have a threshold, target, and maximum payout value established by the administrator. The administrator has the discretion to pay earned performance-based awards in the form of cash, shares, or in some combination of both.

Other Stock-Based Awards

To enable us to respond to material developments in the areas of taxation and other legislation and to trends in executive compensation practices, the 2023 Plan authorizes the administrator to grant awards that are valued in whole or in part by reference to or otherwise based on or related to shares of the Common Stock, including, but not limited to, unrestricted shares of Common Stock and dividend equivalents. The administrator has the discretion to accelerate the time at which any restrictions will lapse or be removed and to settle earned other stock-based awards in cash, shares, or a combination of both.

Other Cash-Based Awards

Other cash-based awards may be granted on a free-standing basis or as an element of, a supplement to, or in lieu of any other award. The administrator has the discretion to determine the terms and conditions of other cash-based awards, including vesting and forfeiture terms.

Non-Employee Directors

The 2023 Plan provides that any of our non-employee directors may not, in any fiscal year, be granted compensation (including, but not limited to, awards under the 2023 Plan and cash retainers or fees) with an aggregate value of more than $ 750,000, increased to $ 1,000,000 in connection with the non-employee director’s initial fiscal year of service, with the value of each equity award based on such award’s grant date fair value. For purposes of this limitation, the grant date fair value is determined in accordance with GAAP. Any compensation paid to a non-employee director for his or her prior services as an employee, or for his or her services as a consultant (other than as a non-employee director), will not count for purposes of the limitation. The maximum limit does not necessarily reflect the intended size of any potential equity awards to our non-employee directors.

Non-Transferability of Awards

Unless the administrator provides otherwise, the 2023 Plan generally does not allow for the transfer or disposal of awards and only the recipient of an award may exercise an award during his or her lifetime. Any unauthorized transfer will be void.

Change in Control

The 2023 Plan provides that if there is a “change in control” (as defined in the 2023 Plan) of DTIC, each outstanding award will be treated as the administrator determines without a participant’s consent, including that an award be continued by the successor corporation or that vesting of awards may accelerate automatically upon consummation of the transaction. The administrator is not required to treat all awards, portions of awards or participants similarly and may modify awards, subject to the provisions of the 2023 Plan.

Unless provided otherwise in an award agreement or other applicable agreement, upon a change in control, the administrator may provide for: (i) the continuation of any award by DTIC, if it is the surviving entity; (ii) the assumption of any award by the surviving entity or its parent or subsidiary; (iii) the substitution by the surviving entity or its parent or subsidiary of equivalent awards for any award; or (iv) settlement of any award on a per share basis for the per share of Common Stock change in control consideration (less, to the extent applicable, the exercise price), or, if the exercise price equals or exceeds such per share consideration, such sward will terminate and be canceled without consideration.

Forfeiture and Clawback

All awards granted under the 2023 Plan are subject to recoupment under any clawback policy that we are required to adopt under applicable law or listing standards. In addition, the administrator may impose such other clawback, recovery or recoupment provisions in an award agreement as the administrator determines necessary or appropriate, including without limitation to any reacquisition right regarding previously acquired shares or other cash or property. In addition, the administrator may provide in an award agreement that the recipient’s rights, payments, and benefits with respect to such award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events, in addition to any otherwise applicable vesting or performance conditions of an award.

Amendment or Termination

The 2023 Plan became effective upon the Closing and awards may be granted thereunder for up to ten (10) years following the Business Combination, unless the 2023 Plan is earlier terminated by the administrator, provided that no incentive stock options may be granted after ten (10) years from the earlier of the board of directors of ROC’s approval of the 2023 Plan or the effective date of the 2023 Plan. In addition, the Board will have the authority to amend, suspend, or terminate the 2023 Plan, but such action generally may not materially impair the rights of any participant without his or her written consent.

Number of Awards Granted to Employees, Consultants and Directors

The number of awards that an employee, director, or consultant may receive under the 2023 Plan is at the discretion of the administrator and therefore cannot be determined in advance. We have not previously sponsored an equity incentive plan, and, therefore, the aggregate number of shares of Common Stock which would have been received by or allocated to our NEOs; executive officers, as a group; directors who are not executive officers, as a group; and all other current employees who are not executive officers, as a group, is not determinable. Therefore, a New Plan Benefit Table is not provided.

Registration with the SEC

We expect to file a registration statement on Form S-8 registering the shares reserved for issuance under the 2023 Plan as soon as reasonably practicable after becoming eligible to use such form.

Equity Compensation Plan Information

No shares of Common Stock were covered by awards outstanding under any equity compensation plan as of the date of this prospectus.

The following table provides information about the Options under the Stock Plan as of the date of this prospectus.

	Number of Shares of Common Stock Subject to Outstanding Options under the Stock Plan(1)	Weighted Average Exercise Price of Outstanding Options Under Stock Plan(1)
R. Wayne Prejean, Chief Executive Officer, Director	1,201,872	$3.72
David R. Johnson, Chief Financial Officer	132,375	$3.72
Michael W. Domino, Jr., President, DTR Division	370,264	$3.72
John D. “Jack” Furst, Director	57,059	$3.72
All other current employees	468,043	$5.17
Former employees and directors	114,117	$3.72

(1)

The numbers of shares and the weighted average exercise price set forth in the table are on a post-conversion basis. Pursuant to the Merger Agreement, DTIC assumed the outstanding options under the Stock Plan as of the Closing, and each such option was converted into an option, under the 2023 Plan, to purchase shares of Common Stock with substantially the same terms as the option outstanding under the Stock Plan. The Stock Plan was terminated.

DESCRIPTION OF SECURITIES TO BE REGISTERED

The following summary of the material terms of the Common Stock is not intended to be a complete summary of the rights and preferences of such securities. We urge you to read our Certificate of Incorporation and Bylaws in their entirety for a complete description of the rights and preferences of the Common Stock.

Authorized and Outstanding Capital Stock

Our Certificate of Incorporation authorizes the issuance of 500,000,000 shares of the Common Stock, $0.0001 par value per share and 10,000,000 shares of preferred stock, $0.0001 par value. The outstanding shares of Common Stock are duly authorized, validly issued, fully paid and non-assessable. As of August 30, 2023 there were 29,768,568 shares of Common Stock issued and outstanding and no shares of preferred stock issued or outstanding.

Voting Power

Except as otherwise required by law, our Certificate of Incorporation or as otherwise provided in any certificate of designation for any series of preferred stock, Stockholders possess all voting power for the election of directors and all other matters requiring stockholder action. Except as otherwise provided in our Certificate of Incorporation or expressly required by law, Stockholders are entitled to one (1) vote per share on matters to be voted on by Stockholders.

Except as otherwise required by law, Stockholders, as such, are not entitled to vote on any amendment that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant our Certificate of Incorporation or pursuant to the DGCL.

Dividends

Subject to applicable law and the rights and preferences of any holders of any outstanding series of preferred stock, Stockholders, as such, are entitled to the payment of dividends on the Common Stock when, as and if declared by the Board in accordance with applicable law.

Liquidation, Dissolution and Winding Up

Subject to the rights and preferences of any holders of any shares of any outstanding series of preferred stock, in the event of any liquidation, dissolution or winding up of DTIC, whether voluntary or involuntary, the funds and assets of DTIC that may be legally distributed to Stockholders will be distributed among the holders of the then outstanding Common Stock pro rata in accordance with the number of shares of Common Stock held by each holder.

Preemptive or Other Rights

Subject to the preferential rights of any other class or series of stock, all shares of Common Stock have equal dividend, distribution, liquidation and other rights, and have no preference or appraisal rights, except for any appraisal rights provided by the DGCL. Furthermore, holders of Common Stock have no preemptive rights and there are no conversion, sinking fund or redemption rights, or rights to subscribe for any of our securities. The voting, dividend, liquidation, and other rights and powers of the Common Stock are subject to and qualified by the rights, powers and preferences of any series of preferred stock as may be designated by the Board and outstanding from time to time.

Election of Directors

The Board is divided into three classes, each of which generally serves for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

Preferred Stock

Our Certificate of Incorporation provides that shares of preferred stock may be issued from time to time in one or more series. The Board is authorized to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of any series of preferred stock, including, without limitation, authority to fix by resolution the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series and the number of shares constituting any such series and the designation thereof, or any of the foregoing. The Board can, without Stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of Common Stock and could have anti-takeover effects. The ability of the Board to issue preferred stock without Stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management.

We have no preferred stock outstanding at the date hereof.

Transfer Agent

The transfer agent for the Common Stock is Continental. We have agreed to indemnify Continental in its role as transfer agent, its agents and each of its stockholders, directors, officers and employees against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Certain Anti-Takeover Provisions of Delaware Law, our Certificate of Incorporation and Bylaws

Section 203 of the DGCL

We have not opted out of Section 203 of the DGCL in our Certificate of Incorporation. This statute prevents us, under certain circumstances, from engaging in a “business combination” with:

•	a stockholder who owns 10% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

•	an affiliate of an interested stockholder; or

•	an associate of an interested stockholder, for three years following the date that the stockholder became an interest stockholder.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

•	the Board approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•

after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of Common Stock; or

•

on or subsequent to the date of the transaction, the business combination is approved by the Board and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under certain circumstances, declining to opt out of Section 203 of the DGCL will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This may encourage companies interested in acquiring us to negotiate in advance with the Board because the stockholder approval requirement would be avoided if the Board approves the acquisition which results in the stockholder becoming an interested stockholder. This may also have the effect of preventing changes in the Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Classified Board of Directors

Our Certificate of Incorporation provides that the Board is divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with each director serving a three-year term. As a result, approximately one-third of the Board is elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of the Board.

Authorized but Unissued Shares

The authorized but unissued shares of Common Stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the Nasdaq. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of our authorized but unissued and unreserved shares of Common Stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Written Consent by Stockholders

Under our Certificate of Incorporation, subject to the rights of holders of preferred stock, any action required or permitted to be taken by the Stockholders must be effected at an annual or special meeting of Stockholders and may not be taken by written consent in lieu of a meeting.

Special Meeting of Stockholders

Under our Certificate of Incorporation, subject to the terms of any series of preferred stock, special meetings of Stockholders may be called only by the Board, the chairperson of the Board, the Chief Executive Officer, or the President, and may not be called by any other person or persons. Only such business shall be considered at a special meeting of Stockholders as shall have been stated in the notice for such meeting.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Under our Certificate of Incorporation, advance notice of Stockholder nominations for the election of directors and of business proposed to be brought by Stockholders before any meeting of the Stockholders must be given in the manner provided in our Bylaws.

Amendment of Certificate of Incorporation or Bylaws

Our Bylaws may be amended or repealed by the Board or by the affirmative vote of the holders of at least 66 2/3% of the total voting power of all of the shares of our capital stock entitled to vote in the election of directors, voting as one class. The affirmative vote of the holders of at least 66 2/3% of the total voting power of all the then outstanding shares of Common Stock entitled to vote thereon, voting together as a single class, is required to amend certain provisions of our Certificate of Incorporation.

Board Vacancies

Subject to the special rights of the holders of one or more outstanding series of preferred stock to elect directors, except as otherwise provided by law, any vacancies on the Board and any newly created directorships resulting from any increase in the number of directors are filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of preferred stock), and are not filled by the Stockholders. Any director appointed in accordance with the preceding sentence holds office until the expiration of the term to which such director shall have been appointed or until his or her earlier death, resignation, retirement, disqualification, or removal.

Exclusive Forum

Unless DTIC consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court in Delaware or the federal district court for the District of Delaware) is, to the fullest extent permitted by law, the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of DTIC, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, stockholder, officer or other employee of DTIC to DTIC or Stockholders, (c) any action arising pursuant to any provision of the DGCL or our Certificate of Incorporation or Bylaws (as either may be amended from time to time) or (d) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (a) through (d) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction.

Unless DTIC consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against any person in connection with any offering of DTIC securities, including, without limitation and for the avoidance of doubt, any auditor, underwriter, expert, control person, or other defendant.

There is uncertainty as to whether a court would enforce the exclusive forum provision of our Certificate of Incorporation. Holders of Common Stock cannot waive compliance with federal securities laws and the rules and regulations promulgated thereunder. The exclusive forum provision of our Certificate of Incorporation does not apply to actions arising under the Exchange Act.

Limitation on Liability and Indemnification of Directors and Officers

Our Certificate of Incorporation provides that our directors and officers will be indemnified and advanced expenses by us to the fullest extent authorized or permitted by the DGCL as it now exists or may in the future be amended. No director or officer of DTIC has any personal liability to DTIC or its Stockholders for monetary damages for any breach of fiduciary duty as a director or officer, as applicable, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended.

Our Bylaws also permit us to purchase and maintain insurance on behalf of any officer, director, employee or agent of us for any liability arising out of his or her status as such, regardless of whether the DGCL would permit indemnification.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted shares of Common Stock for at least six months would be entitled to sell such shares provided that (a) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (b) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of Common Stock for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the total number of shares of such securities then-outstanding; or

•	the average weekly reported trading volume of such securities during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and materials required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Current Reports on Form 8-K; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, it is likely that pursuant to Rule 144, our insiders will be able to sell their shares of Common Stock freely without registration one year after the Closing Date assuming they are not an affiliate of ours at that time.

Listing of Securities

The Common Stock is currently listed on the Nasdaq under the symbol “DTI”.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information known to us regarding the beneficial ownership of the Common Stock as of August 30, 2023 by:

•	each person who is the beneficial owner of more than 5% of the outstanding shares of the Common Stock;

•	each of our named executive officers and directors; and

•	all of our named executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options, warrants and rights that are currently exercisable or exercisable within 60 days.

The beneficial ownership of the Common Stock is based on 29,768,568 shares of Common Stock issued and outstanding as of August 30, 2023.

Name of Beneficial Owner	Number of shares of Common Stock Beneficially Owned	Percentage of shares of outstanding Common Stock
Greater than 5% Stockholders:
HHEP-Directional, L.P.(1)	15,928,111	53.5
FP SPAC 2, LLC(2)	6,148,397	20.7
ROC Energy Holdings, LLC(2)	5,738,496	19.3
Named Executive Officers and Directors:(3)
R. Wayne Prejean(4)	1,640,401	5.3
David R. Johnson(5)	178,022	*
Michael W. Domino, Jr.(6)	1,840,812	6.1
Thomas O. Hicks(7)	16,481,336	55.4
Curtis L. Crofford	75,000	*
John D. “Jack” Furst(8)	175,311	*
Eric C. Neuman	—	—
Thomas M. “Roe” Patterson	—	—
C. Richard Vermillion(9)	399,944	1.3
All directors and named executive officers as a group (9 individuals)	20,790,826	65.9

*	Less than 1%.
(1)	The business address of HHEP-Directional, L.P. is 2200 Ross Avenue, 50th Floor, Dallas, Texas 75201.
(2)

ROC Holdings is the record holder of the shares of Common Stock reported herein. FP SPAC 2 is the general partner of ROC Holdings and has voting and dispositive power over the shares of Common Stock held by ROC Holdings. FP SPAC 2 is controlled by Joseph Drysdale, Jeff Brownlow and Matt Mathison, each of whom is a Managing Partner of Fifth Partners, LLC. Consequently, such persons may be deemed the beneficial owner of the shares of Common Stock held by ROC Holdings and have voting and dispositive control over such securities. Such persons disclaim beneficial ownership of any shares of Common Stock other than to the extent each may have a pecuniary interest therein, directly or indirectly. The business address of FP SPAC 2 and ROC Holdings is 16400 Dallas Parkway, Dallas, Texas 75248.

(3)	Unless otherwise noted, the business address of each of the following individuals is 3701 Briarpark Drive, Suite 150, Houston, Texas 77042.

(4)

Includes 1,201,872 shares of Common Stock subject to Options held by Mr. Prejean and 438,529 shares of Common Stock owned by RobJon. Mr. Prejean disclaims any beneficial ownership of any shares of Common Stock held by RobJon, other than his pecuniary interest therein.

(5)	Includes 132,375 shares of Common Stock subject to Options held by Mr. Johnson.
(6)	Includes 370,264 shares of Common Stock subject to Options held by Mr. Domino.
(7)

Includes 553,225 shares of Common Stock owned by Mr. Hicks directly and 15,928,111 shares owned by HHEP. Mr. Hicks disclaims any beneficial ownership of any shares of Common Stock held by HHEP, other than his pecuniary interest therein.

(8)

Includes 57,059 shares of Common Stock subject to Options held by Mr. Furst directly and 118,252 shares of Common Stock owned by Oak Stream Investors II, Ltd. (“Oak Stream”). Mr. Furst disclaims any beneficial ownership of any shares of Common Stock held by Oak Stream, other than his pecuniary interest therein.

(9)

Includes 399,944 shares of Common Stock owned by MV Partners I LP (“MV Partners”). Mr. Vermillion disclaims any beneficial ownership of any shares of Common Stock held by MV Partners, other than his pecuniary interest therein.

SELLING STOCKHOLDERS

This prospectus relates to the resale by the Selling Stockholders from time to time of up to an aggregate of 26,990,264 shares of Common Stock, consisting of up to an aggregate of (i) 2,560,396 shares of Common Stock issued to ROC Holdings in connection with the PIPE Financing at a purchase price of $10.10 per share, (ii) 409,901 shares of Common Stock issued to FP SPAC 2 in connection with the FP SPAC Note Conversion at a purchase price of $10.10 per share, (iii) up to 2,302,500 Founder Shares, which were issued to ROC Holdings at a purchase price of $0.006 per share, (iv) 2,042,181 shares of Common Stock issued to certain Selling Stockholders pursuant to the Exchange Agreements, which were issued to the Exchangors in lieu of an aggregate of $10,804,618 that would have otherwise been payable to them as consideration under the Merger Agreement and at a price of $5.29 per share, (v) 875,600 shares of Common Stock issued to ROC Holdings in exchange for ROC Rights and shares of ROC Common Stock issued to it in connection with a private placement at a purchase price of $10.00 per share, (vi) 1,761,570 shares of Common Stock issuable upon exercise of certain outstanding Options, having an exercise price of $3.72 per share, held by certain of the Selling Stockholders, (vii) 125,000 shares of Common Stock held by Alberto Pontonio (an affiliate of ROC Holdings), which were issued at a purchase price of $0.006 per share and (viii) 16,913,116 shares of Common Stock issued in connection with the Business Combination at an implied equity consideration value of $10.10 per share.

The Selling Stockholders may from time to time offer and sell any or all of the securities set forth below pursuant to this prospectus and any accompanying prospectus supplement. When we refer to the “Selling Stockholders” in this prospectus, we mean the persons listed in the tables below and their permitted transferees who later come to hold any of the Selling Stockholders’ interest in the Common Stock in accordance with the terms of the Registration Rights Agreement or any other agreements governing the registration rights applicable to such Selling Stockholder’s shares of Common Stock.

The following table sets forth, based on written representations from the Selling Stockholders, on or about August 30, 2023, the names of the Selling Stockholders, the aggregate number of shares of Common Stock beneficially owned, the aggregate number of shares of Common Stock that the Selling Stockholders may offer pursuant to this prospectus and the number of shares of Common Stock beneficially owned by the Selling Stockholders after the sale of the securities offered hereby. The percentage of beneficial ownership after the offered securities are sold is calculated based on 29,768,568 shares of Common Stock outstanding as of August 30, 2023.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options, warrants and rights that are currently exercisable or exercisable within 60 days.

We cannot advise you as to whether the Selling Stockholders will in fact sell any or all of the shares of Common Stock held by them. In addition, the Selling Stockholders may sell, transfer or otherwise dispose of, at any time and from time to time, the Common Stock in transactions exempt from the registration requirements of the Securities Act after the date of this prospectus. For purposes of these tables, we have assumed that the Selling Stockholders will have sold all of the securities covered by this prospectus upon the completion of the offering and that no other purchases or sales of our securities by the Selling Stockholders will have occurred.

The Selling Stockholder information for each additional Selling Stockholder, if any, will be set forth by prospectus supplement to the extent required prior to the time of any offer or sale of such Selling Stockholder’s securities pursuant to this prospectus. Any prospectus supplement may add, update, substitute, or change the information contained in this prospectus, including the identity of each Selling Stockholder and the number of securities registered on its behalf. A Selling Stockholder may sell or otherwise transfer all, some or none of such securities in this offering. See “Plan of Distribution.”

			Beneficial Ownership of Common Stock After the Offering
Selling Stockholder	Number of Shares of Common Stock Beneficially Owned Prior to the Offering	Number of Shares of Common Stock Being Offered	Number of Shares	%
Alberto Pontonio(1)	125,000	125,000	—	—
Aldo Rodriguez(2)	242,862	10,468	232,394	*
Ashley Lane(3)	201,495	28,351	173,144	*
CFH Ventures, Ltd.(4)	36,350	36,350	—	—
Charles E. Crass(5)	61,308	1,890	59,418	*
Curtis L. Crofford(6)	75,000	75,000	—	—
David R. Johnson(7)	178,022	178,022	—	—
HHEP-Directional, L.P.(8)	15,928,111	15,928,111	—	—
FP SPAC 2, LLC (9)	409,901	409,901	—	—
Hicks Holdings Operating LLC(10)	262,429	262,429	—	—
John D. “Jack” Furst(11)	57,059	57,059	—
MHH Ventures, Ltd.(12)	36,350	3,444	32,906	*
Michael W. Domino, Jr.(13)	1,840,812	1,840,812	—	—
MV Partners I LP(14)	399,944	399,944	—	—
Oak Stream Investors II, Ltd.(15)	118,252	118,252	—	—
R. Wayne Prejean(16)	1,201,872	1,201,872	—
RBH Ventures, Ltd.(17)	36,350	3,444	32,906	*
RobJon Holdings, L.P.(18)	438,529	438,529	—	—
ROC Energy Holdings, LLC(19)	5,738,496	5,738,496	—	—
Thomas O. Hicks(20)	16,481,336	16,481,336	—	—
TOH, Jr. Ventures, Ltd.(21)	36,350	3,444	32,906	*
WCH Ventures, Ltd.(22)	36,350	36,350	—	—

*	Less than 1%.

(1)	The business address of Alberto Pontonio is 462 Hampton Lane, Key Biscayne, Florida 33149. Mr. Pontonio is an affiliate of ROC Holdings.
(2)

The business address of Aldo Rodriguez is 3701 Briarpark Drive, Suite 150, Houston, Texas 77042. Mr. Rodriguez is Vice President, Sales and Corporate Development of DTI. Prior to the Business Combination, Mr. Rodriguez had served in the same role for Legacy DTI.

(3)

The business address of Ashley Lane is 3701 Briarpark Drive, Suite 150, Houston, Texas 77042. Mr. Lane is Vice President, International Business Development of DTI. Prior to the consummation of the Business Combination, Mr. Lane had served in the same role for Legacy DTI.

(4)	The business address of CFH Ventures, Ltd. is 2200 Ross Avenue, Suite 4600W, Dallas, Texas 75201. The trustee of CFH Ventures, Ltd. is Thomas O. Hicks.
(5)	The business address of Charles E. Crass is 2710 Valley Manor Dr., Kingwood, Texas 77339.
(6)

The business address of Curtis L. Crofford is 3701 Briarpark Drive, Suite 150, Houston, Texas 77042. Mr. Crofford is a member of the Board. Prior to the consummation of the Business Combination, Mr. Crofford had been a member of the board of directors of DTIH since 2012.

(7)

The business address of David R. Johnson is 3701 Briarpark Drive, Suite 150, Houston, Texas 77042. Mr. Johnson is DTI’s Chief Financial Officer. Prior to the consummation of the Business Combination, Mr. Johnson had served in the same role for Legacy DTI.

(8)	The business address of HHEP is 2200 Ross Avenue, Suite 4600W, Dallas, Texas 75201. HHEP is DTIC’s majority stockholder.

(9)	The business address of FP SPAC is 16400 Dallas Parkway, Dallas, Texas 75248. FP SPAC 2 is the general partner of ROC Holdings.
(10)	Hicks Holdings Operating LLC’s business address is 2200 Ross Avenue, Suite 4600W, Dallas, Texas 75201. Hicks Holdings Operating LLC is the Monitor under the Monitoring and Oversight Agreement.
(11)

The business address of John D. “Jack” Furst is 2591 Lakeside Parkway, Suite 100, Flower Mound, Texas 75022. Mr. Furst is a member of the Board. Prior to the consummation of the Business Combination, Mr. Furst had been a member of the board of directors of DTIH since 2012.

(12)	The business address of MHH Ventures, Ltd. is 2200 Ross Avenue, Suite 4600W, Dallas, Texas 75201.
(13)

The business address of Michael W. Domino, Jr. is 3701 Briarpark Drive Suite 150, Houston, Texas 77042. Mr. Domino is DTI’s President, DTR Division. Prior to the Business Combination, Mr. Domino had served in the same role for Legacy DTI.

(14)

The business address of MV Partners I LP is 4605 Post Oak Place Drive, Suite 202, Houston, Texas 77964. MV Partners I LP’s general partner is MV Partners, Inc. The chairman of the board of directors of MV Partners, Inc. is C. Richard Vermillion. Mr. Vermillion is a member of the Board. Prior to the consummation of the Business Combination, Mr. Vermillion had been a member of the board of directors of DTIH since 2016.

(15)

The business address of Oak Stream Investors II, Ltd. is 2591 Lakeside Parkway, Suite 100, Flower Mound, TX 75022. Oak Stream Investors II, Ltd.’s general partner is Oak Stream Ranch Incorporated. John D. “Jack” Furst is the chairman of the board of directors of Oak Stream Ranch Incorporated. Mr. Furst is a member of the Board. Prior to the consummation of the Business Combination, Mr. Furst had been a member of the board of directors of DTIH since 2012.

(16)

The business address of R. Wayne Prejean is 3701 Briarpark Drive, Suite 150, Houston, Texas 77042. Mr. Prejean is the Chief Executive Officer of DTI and is a member of the Board. Prior to the consummation of the Business Combination, Mr. Prejean had been the Chief Executive Officer of Legacy DTI since 2013.

(17)	The business address of RBH Ventures, Ltd. is 2200 Ross Avenue, Suite 4600W, Dallas, Texas 75201.
(18)

The business address of RobJon is 3701 Briarpark Drive, Suite 150, Houston, Texas 77042. The general partner of RobJon is RobJon, L.L.C. The president, manager and sole member of RobJon, L.L.C. is R. Wayne Prejean. Mr. Prejean is the Chief Executive Officer of DTI and is a member of the Board. Prior to the consummation of the Business Combination, Mr. Prejean had been the Chief Executive Officer of Legacy DTI since 2013.

(19)	The business address of ROC Holdings is 16400 Dallas Parkway, Dallas, Texas 75248. ROC Holdings was the sponsor of DTIC’s predecessor, ROC. See “Introductory Note.”
(20)

The business address of Thomas O. Hicks is 2200 Ross Avenue, Suite 4600W, Dallas, Texas 75201. The shares beneficially owned by Mr. Hicks include the shares owned directly by HHEP, Hicks Holdings Operating LLC, CFH Ventures, Ltd. and WCH Ventures, Ltd., which are all separately reported in this table. Mr. Hicks is the chairman of the Board. Prior to the consummation of the Business Combination, Mr. Hicks had been a member of the board of directors of DTIH since 2012.

(21)	The business address of TOH, Jr. Ventures, Ltd. is 2200 Ross Avenue, Suite 4600W, Dallas, Texas 75201.
(22)	The business address of WCH Ventures, Ltd. is 2200 Ross Avenue, Suite 4600W, Dallas, Texas 75201. The trustee of WCH Ventures, Ltd. is Thomas O. Hicks.

CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income and estate tax consequences of the ownership and disposition of Common Stock applicable to “Non U.S. Holders.” It is intended as general information only, and does not purport to provide a complete analysis of all potential U.S. federal income tax considerations that may be relevant to Non-U.S. Holders. The discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, administrative pronouncements of the IRS and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly on a retroactive basis, and different interpretations.

As used herein, a Non U.S. Holder means a beneficial owner of Common Stock that is neither a U.S. person nor a partnership for U.S. federal income tax purposes. In this regard, a U.S. person includes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other business entity classified as a corporation under U.S. federal income tax law) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income regardless of source; or

•

a trust that (A) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons, or (B) otherwise has validly elected to be treated as a U.S. domestic trust.

If a partnership (or other business entity classified as a partnership under U.S. federal income tax law) holds shares of Common Stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership.

This summary is limited to Non-U.S. Holders that will hold shares of Common Stock as capital assets, within the meaning of Section 1221 of the Code (i.e., generally, for investment). It does not consider specific facts and circumstances that may apply to a particular Non-U.S. Holder’s tax position. This summary also does not consider the Medicare tax on certain investment income, any aspect of U.S. federal tax law other than income taxation and, to the limited extent addressed herein, estate taxation, or any consequences that may arise under applicable state, local or non-U.S. tax laws. Additionally, it does not consider Non-U.S. Holders that may be subject to special tax treatment under the U.S. federal income tax laws (including banks and other financial institutions, insurance companies, dealers in securities, persons subject to the alternative minimum tax, holders of Common Stock held as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction transaction, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, former U.S. citizens or residents and persons who hold or receive Common Stock as compensation).

INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF OTHER FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND APPLICABLE TAX TREATIES.

U.S. Trade or Business Income

For purposes of this discussion, dividend income and gain on the sale or other taxable disposition of Common Stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States and (ii) in the case of a Non-U.S. Holder that is eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the Non-U.S. Holder in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax provided the Non-U.S. Holder complies with applicable certification and disclosure requirements; instead, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates in the same manner as a U.S. person. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation also may be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty, under specific circumstances.

Dividends

Distributions of cash or property that we pay will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of Common Stock. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the Non-U.S. Holder’s tax basis in the Common Stock, and thereafter will be treated as capital gain. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or other successor form), as applicable, certifying its entitlement to benefits under the treaty. A Non-U.S. Holder of Common Stock that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. A Non-U.S. Holder should consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty.

The U.S. federal withholding tax described above does not apply to dividends that are U.S. trade or business income, as defined above, of a Non-U.S. Holder who provides a properly executed IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Dispositions of Common Stock

Subject to the discussions on backup withholding and FATCA (as defined below) withholding below, Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale or other disposition of Common Stock unless:

•	the gain is U.S. trade or business income, as defined above;

•

the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other conditions (in which case the gain would be subject to a flat 30% tax, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by certain U.S. source capital losses, provided the non-U.S holder has timely filed U.S. federal income tax returns with respect to such losses); or

•

we are or have been a “U.S. real property holding corporation” (a “USRPHC”) under section 897 of the Code at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder’s holding period for the Common Stock.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests,” as defined in the Code and applicable regulations, equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If we are determined to be a USRPHC, the U.S. federal income and withholding taxes relating to interests in USRPHCs nevertheless will not apply to gains derived from the sale or other disposition of Common Stock by a Non-U.S. Holder whose shareholdings, actual and constructive, at all times during the applicable period, amount to 5% or less of the Common Stock, provided that the Common Stock is regularly traded on an established securities market. We do not believe that we currently are a USRPHC, and we do not anticipate becoming a USRPHC in the future. No assurance can be given, however, that we will not be a USRPHC, or that the Common Stock will be considered regularly traded, when a Non-U.S. Holder sells its shares of Common Stock.

U.S. Federal Estate Taxes

Shares of Common Stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Requirements

We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or other intergovernmental agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Dividends paid on Common Stock and the payment of gross proceeds from a taxable disposition of Common Stock may be subject to additional information reporting and may also be subject to U.S. federal backup withholding (currently at a 24% rate) if such non-U.S. holder fails to comply with applicable U.S. information reporting and certification requirements. Provision of any IRS Form W-8 appropriate to the non-U.S. holder’s circumstances will generally satisfy the certification requirements necessary to avoid the additional information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, if the Non-U.S. Holder provides the required information to the IRS.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act and related IRS guidance (“FATCA”) impose a 30% U.S. federal withholding tax on certain payments (including dividend payments on Common Stock and, subject to the discussion of proposed Treasury regulations below, payments of gross proceeds from the sale or other disposition of Common Stock) made to certain non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption applies. An intergovernmental agreement between the jurisdiction of a recipient and the United States may modify these rules.

As noted above, withholding under FATCA can apply to payments of gross proceeds from the sale or other disposition of Common Stock. Treasury regulations have been proposed, however, that would entirely eliminate FATCA withholding on payments of gross proceeds. Taxpayers generally may rely on these proposed Treasury regulations until the promulgation of final Treasury regulations on the matter.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT INTENDED, AND SHOULD NOT BE CONSTRUED, AS TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

PLAN OF DISTRIBUTION

The Selling Stockholders may offer and sell, from time to time, their respective shares of Common Stock covered by this prospectus. For purposes of this section, the term “Selling Stockholders” includes pledgees, donees, assignees and successors-in-interest selling shares of Common Stock or interests in Common Stock received after the date of this prospectus from a Selling Stockholder as a gift, pledge, partnership distribution or other transfer. The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The Selling Stockholders may sell their securities by one or more of, or a combination of, the following methods:

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	an over-the-counter distribution in accordance with the rules of Nasdaq;

•

through trading plans entered into by a Selling Stockholder pursuant to Rule 10b5-1 under the Exchange Act that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;

•	settlement of short sales entered into after the date of this prospectus;

•	distribution to members, partners or equityholders of the Selling Stockholders;

•	through the writing or settlement of options or other hedging transaction, whether through an options exchange or otherwise;

•	through loans or pledges, including to a broker-dealer or an affiliate thereof;

•	delayed delivery arrangements;

•	to or through underwriters or agents;

•

in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;

•	in privately negotiated transactions;

•	in options transactions; and

•	through a combination of any of the above methods of sale, as described below, or any other method permitted pursuant to applicable law.

In addition, any securities that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the securities or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the securities in the course of hedging the positions they assume with Selling Stockholders. The Selling Stockholders may also sell the securities short and redeliver the securities to close out such short positions. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The Selling Stockholders may also pledge securities to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged securities pursuant to this prospectus (as supplemented or amended to reflect such transaction).

A Selling Stockholder that is an entity may elect to make an in-kind distribution of Common Stock to its members, partners or equityholders pursuant to the Registration Statement by delivering a prospectus. To the extent that such distributees are not affiliates of ours, such members, partners or equityholders would thereby receive freely tradable shares of Common Stock pursuant to a distribution pursuant to the Registration Statement. To the extent such distributees are affiliates of ours (or to the extent otherwise required by law), we may file a prospectus supplement in order to permit them to use the prospectus to resell the securities acquired in the distribution.

A Selling Stockholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by any Selling Stockholder or borrowed from any Selling Stockholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from any Selling Stockholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, any Selling Stockholder may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

In effecting sales, broker-dealers or agents engaged by the Selling Stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the Selling Stockholders in amounts to be negotiated immediately prior to the sale.

In offering the securities covered by this prospectus, the Selling Stockholders and any broker-dealers who execute sales for the Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the Selling Stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of securities in the market and to the activities of the Selling Stockholders and their affiliates. In addition, we will make copies of this prospectus available to the Selling Stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the securities against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of securities is made, if required, a prospectus supplement will be distributed that will set forth the number of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

Certain agents, underwriters and dealers, and their associates and affiliates, may be customers of, have borrowing relationships with, engage in other transactions with, or perform services, including investment banking services, for us or one or more of our respective affiliates and/or the Selling Stockholders or one or more of its respective affiliates in the ordinary course of business for which they receive compensation.

We have agreed to indemnify the Selling Stockholders party to the Registration Rights Agreement, the Subscription Agreements and the Exchange Agreements against certain civil liabilities, including certain liabilities under the Securities Act, relating to the registration of the shares of Common Stock offered by them pursuant to this prospectus, and such Selling Stockholders will be entitled to contribution from us with respect to those liabilities. The Selling Stockholders party to the Registration Rights Agreement, the Subscription Agreements and the Exchange Agreements will indemnify us against certain civil liabilities, including liabilities under the Securities Act, and we will be entitled to contribution from such Selling Stockholders with respect to those liabilities. In addition, we or the Selling Stockholders party to the Registration Rights Agreement, the Subscription Agreements and the Exchange Agreements may provide agents and underwriters with indemnification against civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to those liabilities. For additional information regarding the rights and obligations under the Registration Rights Agreement, the Subscription Agreements and the Exchange Agreements, see “Certain Relationships and Related Party Transactions” and “Introductory Note.”

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Bracewell LLP, Houston, Texas. Any underwriters or agents will be advised about other issues relating to the offering by counsel to be named in the applicable prospectus supplement.

EXPERTS

The financial statements of DTIH as of December 31, 2022 and 2021, and for each of the two years in the period ended December 31, 2022 included in this prospectus, have been audited by Weaver and Tidwell LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein. Such financial statements are included in reliance on their report given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Common Stock. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to our company and the Common Stock, reference is made to the Registration Statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the Registration Statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act and we are required to file reports, proxy statements and other information with the SEC. These reports, proxy statements, and other information are available for inspection and copying at the SEC’s website referred to above. You may request a copy of this prospectus by contacting us at: Drilling Tools International Corporation at 3701 Briarpark Dr., Suite 150, Houston, TX 77042. We also maintain a website at drillingtools.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

INDEX TO FINANCIAL STATEMENTS

Page
DRILLING TOOLS INTERNATIONAL HOLDINGS, INC. FINANCIAL STATEMENTS
Consolidated Balance Sheets as of March 31, 2023 (Unaudited) and December 31, 2022	F-2
Consolidated Statements of Operations and Comprehensive Income for the Six Months Ended June 30, 2023 and 2022 (Unaudited)	F-3
Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Shareholders’ Equity for the Six Months Ended June 30, 2023 and 2022 (Unaudited)	F-4
Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2023 and 2022 (Unaudited)	F-5
Notes to the Interim Financial Statements	F-6

Report of Independent Registered Public Accounting Firm	F-28
Consolidated Balance Sheets as of December 31, 2022 and 2021	F-29
Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2022 and 2021	F-30
Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Shareholders’ Equity for the years ended December 31, 2022 and 2021	F-31
Consolidated Statements of Cash Flows for the years ended December 31, 2022 and 2021	F-32
Notes to the Financial Statements	F-33

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)	June 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash	$7,156	$2,352
Accounts receivable, net	30,357	28,998
Inventories, net	5,929	3,281
Prepaid expenses and other current assets	6,804	4,381
Investments - equity securities, at fair value	1,530	1,143

Total current assets	51,776	40,155
Property, plant and equipment, net	64,450	44,154
Operating lease right-of-use asset	20,397	20,037
Intangible assets, net	239	263
Deferred financing costs, net	472	226
Deposits and other long-term assets	963	383

Total assets	$138,297	$105,218

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$19,530	$7,281
Accrued expenses and other current liabilities	12,629	7,299
Current portion of operating lease liabilities	3,836	3,311
Revolving line of credit	—	18,349

Total current liabilities	35,995	36,240
Operating lease liabilities, less current portion	16,622	16,691
Deferred tax liabilities, net	5,193	3,185

Total liabilities	57,810	56,116
Commitments and contingencies (See Note 14)
Redeemable convertible preferred stock
Series A redeemable convertible preferred stock*, par value $0.01; nil shares and 30,000,000 shares authorized at June 30, 2023 and December 31, 2022, respectively; nil shares and 6,719,641 shares issued and outstanding at June 30, 2023 and December 31, 2022, respectively	—	17,878
Shareholders’ equity
Common stock*, par value $0.0001; 500,000,000 shares and 65,000,000 shares authorized at June 30, 2023 and December 31, 2022, respectively; 29,768,568 shares and 11,951,137 shares issued and outstanding at June 30, 2023 and December 31, 2022, respectively	3	1
Preferred stock, par value $0.0001; 10,000,000 and nil shares authorized at June 30, 2023 and December 31, 2022, respectively; nil shares issued and outstanding at June 30, 2023 and December 31, 2022, respectively	—	—
Additional paid-in-capital	95,218	52,388
Accumulated deficit	(14,416)	(21,054)
Less treasury stock, at cost; nil shares at June 30, 2023 and December 31, 2022	—	—
Accumulated other comprehensive loss	(318)	(111)

Total shareholders’ equity	80,487	31,224

Total liabilities, redeemable convertible preferred stock and shareholders’ equity	$138,297	$105,218

*	Shares of legacy redeemable convertible preferred stock and legacy common stock have been retroactively restated to give effect to the Merger.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
(In thousands, except share and per share data)	2023	2022	2023	2022
Revenue, net:
Tool rental	$29,002	$23,024	$61,278	$43,440
Product sale	8,906	7,348	17,429	12,909

Total revenue, net	37,908	30,372	78,707	56,349
Operating costs and expenses:
Cost of tool rental revenue	7,692	6,678	15,829	12,992
Cost of product sale revenue	1,157	1,262	2,460	2,413
Selling, general, and administrative expense	17,718	9,498	34,447	21,732
Depreciation and amortization expense	4,717	4,886	9,732	9,962

Total operating costs and expenses	31,284	22,324	62,468	47,099

Operating income	6,624	8,048	16,239	9,250
Other (expense) income:
Interest income (expense), net	(348)	(213)	(922)	4
Gain (loss) on sale of property	(1)	—	68	5
Unrealized gain (loss) on equity securities	420	(87)	387	323
Other expense, net	(4,382)	(23)	(6,035)	(95)

Total other (expense) income, net	(4,311)	(323)	(6,502)	237

Income before income tax (expense) benefit	2,313	7,725	9,737	9,487
Income tax expense	(1,376)	(1,791)	(3,099)	(2,220)

Net income	$937	$5,934	$6,638	$7,267
Accumulated dividends on redeemable convertible preferred stock	—	295	314	589

Net income available to common shareholders	$937	$5,639	$6,324	$6,678

Basic earnings per share	$0.07	$0.47	$0.49	$0.56

Diluted earnings per share	$0.05	$0.30	$0.33	$0.37

Basic weighted-average common shares outstanding	13,910,670	11,951,123	12,936,310	11,951,123
Diluted weighted-average common shares outstanding	20,746,976	19,677,493	20,217,648	19,677,493

Comprehensive income:
Net income	$937	$5,934	$6,638	$7,267
Foreign currency translation adjustment, net of tax	(207)	13	(207)	(62)
Net comprehensive income	$730	$5,947	$6,431	$7,205

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

DRILLING TOOLS INTERNATIONAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK

AND SHAREHOLDERS’ EQUITY

(UNAUDITED)

	Redeemable Convertible Preferred Stock		Common Stock		Treasury Stock
(In thousands, except share and per share data)	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
BALANCE, December 31, 2021	20,370,377	$16,689	53,175,028	$532	(811,156)	$(933)	$53,979	$(42,134)	$(284)	$11,160
Retroactive application of Merger	(13,650,736)	—	(41,223,891)	(531)	811,156	933	(402)	—	—	—

Adjusted Balances, beginning of period*	6,719,641	16,689	11,951,137	1	—	—	53,577	(42,134)	(284)	11,160
Accretion of redeemable convertible preferred stock to redemption value	—	294	—	—	—	—	(294)	—	—	(294)
Foreign currency translation adjustment, net of tax	—	—	—	—	—	—	—	—	(75)	(75)
Net income	—	—	—	—	—	—	—	1,333	—	1,333

BALANCE, March 31, 2022	6,719,641	$16,983	11,951,137	$1	—	$—	$53,283	$(40,801)	$(359)	$12,124

Accretion of redeemable convertible preferred stock to redemption value	—	295	—	—	—	—	(295)	—	—	(295)
Foreign currency translation adjustment, net of tax	—	—	—	—	—	—	—	—	13	13
Net income	—	—	—	—	—	—	—	5,934	—	5,934

BALANCE, June 30, 2022	6,719,641	$17,278	11,951,137	$1	—	$—	$52,988	$(34,867)	$(346)	$17,776

BALANCE, December 31, 2022	20,370,377	$17,878	53,175,028	$532	(811,156)	$(933)	$52,790	$(21,054)	$(111)	$31,224
Retroactive application of Merger	(13,650,736)	—	(41,223,891)	(531)	811,156	933	(402)	—	—	—

Adjusted Balances, beginning of period*	6,719,641	17,878	11,951,137	1	—	—	52,388	(21,054)	(111)	31,224
Accretion of redeemable convertible preferred stock to redemption value	—	314	—	—	—	—	(314)	—	—	(314)
Foreign currency translation adjustment, net of tax	—	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	5,701	—	5,701

BALANCE, March 31, 2023	6,719,641	$18,192	11,951,137	$1	—	$—	$52,074	$(15,353)	$(111)	$36,611

Net exercise of DTIH stockholders stock options (Note 2)	—	—	36,163	—	—	—	—	—	—	—
Exchange of DTIH redeemable convertible preferred stock for DTIC Common Stock (Note 2)	(6,719,641)	(18,192)	6,719,641	1	—	—	7,192	—	—	7,193
Issuance of DTIC Common Stock to former holders of DTIH redeemable convertible preferred stock in connection with Exchange Agreements (Note 2)	—	—	2,042,181	—	—	—	10,805	—	—	10,805
Merger, net of redemptions and transaction costs (Note 2)	—	—	5,711,721	1	—	—	(8,839)	—	—	(8,838)
Issuance of DTIC Common Stock in connection with the consummation of the PIPE Financing (Note 2)	—	—	2,970,296	—	—	—	30,000	—	—	30,000
Stock-based compensation			337,429				3,986			3,986
Foreign currency translation adjustment, net of tax	—	—	—	—		—	—	—	(207)	(207)
Net income	—	—	—	—	—	—	—	937	—	937

BALANCE, June 30, 2023	—	$—	29,768,568	$3	—	$—	$95,218	$(14,416)	$(318)	$80,487

*	Shares of legacy redeemable convertible preferred stock and legacy common stock have been retroactively restated to give effect to the Merger.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

DRILLING TOOLS INTERNATIONAL CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended June 30,
(In thousands)	2023	2022
Cash flows from operating activities:
Net income	$6,638	$7,267
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	9,732	9,962
Amortization of deferred financing costs	37	69
Amortization of debt discount	—	35
Non-cash lease expense	2,275	2,395
Provision for excess and obsolete inventory	19	2
Provision for excess and obsolete property and equipment	238	272
Bad debt expense	418	140
Deferred tax expense	2,008	1,737
Gain on sale of property	(68)	(5)
Unrealized gain on equity securities	(387)	(323)
Unrealized (gain) loss on interest rate swap	91	(998)
Gross profit from sale of lost-in-hole equipment	(9,146)	(6,432)
Stock-based compensation expense	3,986	—
Changes in operating assets and liabilities:
Accounts receivable, net	(1,777)	(6,041)
Prepaid expenses and other current assets	(1,531)	(1,748)
Inventories, net	1,409	(543)
Operating lease liabilities	(2,179)	(2,407)
Accounts payable	1,982	(2,514)
Accrued expenses and other current liabilities	316	1,310

Net cash flows from operating activities	14,061	2,178

Cash flows from investing activities:
Proceeds from sale of property and equipment	126	80
Purchase of property, plant and equipment	(24,617)	(9,169)
Proceeds from sale of lost-in-hole equipment	11,103	8,983

Net cash from investing activities	(13,388)	(106)

Cash flows from financing activities:
Proceeds from Merger and PIPE Financing, net of transaction costs	23,162	—
Payment of deferred financing costs	(281)	—
Proceeds from revolving line of credit	71,646	49,659
Payments on revolving line of credit	(89,995)	(51,494)
Payments to capital leases	—	(10)
Payments to holders of DTIH redeemable convertible preferred stock in connection with retiring their DTI stock upon the Merger	(194)	—

Net cash from financing activities	4,338	(1,845)

Effect of Changes in Foreign Exchange Rate	(207)	(62)
Net Change in Cash	4,804	165
Cash at Beginning of Year	2,352	52

Cash at End of Year	$7,156	$217

Supplemental cash flow information:
Cash paid for interest	$851	$514

Cash paid for income taxes	$2,139	$1,203

Non-cash investing and financing activities:
ROU assets obtained in exchange for lease liabilities	$2,635	$399

Purchases of inventory included in accounts payable and accrued expenses and other current liabilities	$4,076	$860

Purchases of property and equipment included in accounts payable and accrued expenses and other current liabilities	$7,640	$451

Non-cash directors and officers insurance	$1,472	$—

Non-cash Merger financing	$2,000	$—

Exchange of DTIH redeemable convertible preferred stock for DTIC Common Stock in connection with Merger	$7,193	$—

Issuance of DTIC Common Stock to former holders of DTIH redeemable convertible preferred stock in connection with Exchange Agreements	$10,805	$—

Deferred financing fees included in accounts payable	$2	$—

Accretion of redeemable convertible preferred stock to redemption value	$314	$589

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Drilling Tools International Corporation, a Delaware corporation (“DTIC” or the “Company”) manufactures, rents, inspects, and refurbishes downhole drilling tools primarily to companies in the oil and natural gas industry for bottom hole assemblies used in onshore and offshore horizontal and directional drilling.

On June 20, 2023 (the “Closing Date”), a merger transaction between Drilling Tools International Holdings, Inc. (“DTIH”), ROC Energy Acquisition Corp (“ROC”), and ROC Merger Sub, Inc., a directly, wholly owned subsidiary of ROC (“Merger Sub”), was completed (the “Merger”, see Note 2) pursuant to the initial merger agreement dated February 13, 2023 and subsequent amendment to the merger agreement dated June 5, 2023 collectively, (the “Merger Agreement”). In connection with the closing of the Merger, ROC changed its name to Drilling Tools International Corporation. The common stock of DTIC (“DTIC Common Stock” or the “Company’s Common Stock”) commenced trading on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “DTI” on June 21, 2023.

The Company’s United States (“U.S.”) operations have locations in Texas, California, Louisiana, Oklahoma, Pennsylvania, North Dakota, New Mexico, Utah, and Wyoming. The Company’s international operations are located in Canada. Operations outside the U.S. are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws and possible limitations on foreign investment. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) as set forth by the Financial Accounting Standards Board (“FASB”) and pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). References to US GAAP issued by the FASB in these notes to the accompanying unaudited condensed consolidated financial statements are to the FASB Accounting Standards Codifications (“ASC”) and Accounting Standards Update (“ASUs”).

Unaudited Interim Financial Information

The accompanying interim unaudited condensed consolidated financial statements included in this prospectus have been prepared in accordance with U.S. GAAP and, in the opinion of the Company, contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of June 30, 2023, and its results of operations for the three and six months ended June 30, 2023 and 2022, and cash flows for the six months ended June 30, 2023 and 2022. The condensed consolidated balance sheet at December 31, 2022, was derived from the audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements.

COVID-19 Related Credits and Relief

As a response to the COVID-19 outbreak, the U.S. government enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) provided an Employee Retention Credit (“ERC”) which is a refundable tax credit against certain employment taxes equal to 50% of qualified wages paid, up to $10 thousand per employee annually for wages paid. Additional relief provisions were passed by the United States government, which extended and expanded the qualified wage caps on these credits to 70% of qualified wages paid, up to $10 thousand per employee per quarter, through September 30, 2021. In November 2021, the Infrastructure Investment and Jobs Act was signed into law and ended the employee retention credit early, making wages paid after December 31, 2021, ineligible for the credit.

ERC benefits of $4.3 million were included in selling, general, administrative expense as an offset to the related compensation expenses in the unaudited condensed consolidated statements of income and comprehensive income for the three and six months ended June 30, 2022. ERC benefits receivable of nil and $2.1 million were included in prepaid expenses and other current assets in the accompanying condensed consolidated balance sheet as of June 30, 2023 and December 31, 2022, respectively. The Company received all ERC benefits receivables in January 2023, resulting in the ERC benefits receivable balance to be nil for the three and six months ended June 30, 2023.

Laws and regulations concerning government programs, including the ERC, are complex and subject to varying interpretations. Claims made under these programs may also be subject to retroactive audit and review. While the Company does not believe there is a basis for estimation of an audit or recapture risk at this time, there can be no assurance that regulatory authorities will not challenge the Company’s claim to the ERC in a future period.

Emerging Growth Company

Section 102(b)(1) of the Jumpstart Our Business Startups Act (“JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard, until such time the Company is no longer considered to be an emerging growth company. At times, the Company may elect to early adopt a new or revised standard. As such, the Company’s financial statements may not be comparable to companies that comply with public company effective dates.

Use of Estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses and the disclosure of contingent assets and liabilities in the Company’s unaudited condensed consolidated financial statements and accompanying notes as of the date of the unaudited condensed consolidated financial statements. These estimates and assumptions are based on current facts, historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources. Actual results may differ materially and adversely from these estimates. In the current macroeconomic and business environment affected by the Russia-Ukraine conflict and inflationary pressures, these estimates require increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, these estimates may change materially in future periods.

Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

Foreign Currency Translation and Transactions

The Company has determined that the functional and reporting currency for its operations across the globe is the functional currency of the Company’s international subsidiaries. Accordingly, all foreign balance sheet accounts have been translated into U.S. dollars using the rate of exchange at the respective balance sheet date. Components of the unaudited condensed consolidated statements of income and comprehensive income have been translated at the average rates for the year of the reporting period. Translation gains and losses are recorded in accumulated other comprehensive loss as a component of stockholders’ equity. Gains or losses arising from currency exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in the unaudited condensed consolidated statements of income and comprehensive income. For the three and six months ended June 30, 2023, the aggregate foreign currency translation included in the unaudited condensed consolidated statements of income and comprehensive income totaled approximately $0.2 million and $0.2 million in losses, respectively. For the three and six months ended June 30, 2022, the aggregate foreign currency translation included in the unaudited condensed consolidated statements of income and comprehensive income totaled $13 thousand in gains and $0.1 million in losses, respectively.

Revenue Recognition

The Company recognizes revenue in accordance with Topic 842 (which addresses lease accounting) and Topic 606 (which addresses revenue from contracts with customers). The Company derives its revenue from two revenue types, tool rental services and product sales.

Tool Rental Services

Tool rental services consist of rental services, inspection services, and repair services. Tool rental services are accounted for under Topic 842.

Owned tool rentals represent the most significant revenue type and are governed by the Company’s standard rental contract. The Company accounts for such rentals as operating leases. The lease terms are included in the contracts, and the determination of whether the Company’s contracts contain leases generally does not require significant assumptions or judgments. The Company’s lease revenues do not include material amounts of variable payments. Owned tool rentals represent revenue from renting tools that the Company owns. The Company does not generally provide an option for the lessee to purchase the rented equipment at the end of the lease.

The Company recognizes revenues from renting tools on a straight-line basis. The Company’s rental contract periods are daily, monthly, per well, or based on footage. As part of this straight-line methodology, when the equipment is returned, the Company recognizes as incremental revenue the excess, if any, between the amount the customer is contractually required to pay, which is based on the rental contract period applicable to the actual number of days the drilling tool was out on rent, over the cumulative amount of revenue recognized to date. In any given accounting period, the Company will have customers return the drilling tool and be contractually required to pay the Company more than the cumulative amount of revenue recognized to date under the straight-line methodology.

The Company records the amounts billed to customers in excess of recognizable revenue as deferred revenue on its condensed consolidated balance sheet.

As noted above, the Company is unsure of when the customer will return rented drilling tools. As such, the Company does not know how much the customer will owe the Company upon return of the tool and cannot provide a maturity analysis of future lease payments. The Company’s drilling tools are generally rented for short periods of time (significantly less than a year). Lessees do not provide residual value guarantees on rented equipment.

The Company expects to derive significant future benefits from its drilling tools following the end of the rental term. The Company’s rentals are generally short-term in nature, and its tools are typically rented for the majority of the time that the Company owns them.

Product Sales

Product sales consist of charges for rented tools that are damaged beyond repair, charges for lost-in-hole, and charges for lost-in-transit while in the care, custody or control of the Company’s customers, and other charges for made to order product sales. Product sales are accounted for under Topic 606.

Revenue is recognized when control of promised goods or services is transferred to a customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To determine revenue recognition for its arrangements with customers, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance, and collectability of consideration is probable. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in the revenue standard. The transaction price is measured as consideration specified in a contract with a customer and excludes any sales incentives and taxes or other amounts collected on behalf of third parties. As each of the Company’s contracts with customers contain a single performance obligation to provide a product sale, the Company does not have any performance obligations requiring allocation of transaction prices.

The performance obligation for made to order product sales is satisfied and revenue is recognized at a point in time when control of the asset transfers to the customer, which typically occurs upon delivery of the product or when the product is made available to the customer for pickup at the Company’s shipping dock. Additionally, pursuant to the contractual terms with the Company’s customers, the customer must notify the Company of, and purchase from the Company, any rented tools that are damaged beyond repair, lost-in-hole, or lost-in-transit while in the care, custody or control of the Company’s customers. Revenue is recognized for these products at a point in time upon the customer’s notification to the Company of the occurrence of one of these noted events.

The Company does not have any revenue expected to be recognized in the future related to remaining performance obligations or contracts with variable consideration related to undelivered performance obligations. There was no revenue recognized in the current period from performance obligations satisfied in previous periods.

Revenue per geographic location

Revenue generated was concentrated within the United States. For the three and six months ended June 30, 2023, the revenue generated within the United States was $35.1 million and $71.6 million, respectively, or 92% and 91% of total revenues, respectively. For the three and six months ended June 30, 2023, the revenue generated outside of the United States, in Canada, was $2.9 million and $7.1 million, respectively, or 8% and 9% of total revenues, respectively. For the three and six months ended June 30, 2022, the revenue generated within the United States was $28.0 million and $51.5 million, respectively, or 92% and 91% of total revenues, respectively. For the three and six months ended June 30, 2022, the revenue generated outside of the United States, in Canada, was $2.4 million and $4.8 million, respectively, or 8% and 9% of total revenues, respectively.

Contract Assets and Contract Liabilities

Contract assets represent the Company’s rights to consideration for work completed but not billed. As of June 30, 2023 and December 31, 2022, the Company had contract assets of $4.1 million and $4.8 million, respectively. Contract assets were recorded in accounts receivable, net in the accompanying condensed consolidated balance sheets.

Contract liabilities consist of fees invoiced or paid by the Company’s customers for which the associated services have not been performed and revenue has not been recognized based on the Company’s revenue recognition criteria described above. As of June 30, 2023 and December 31, 2022, the Company did not have any material contract liabilities. All deferred revenue were expected to be recognized during the following 12 months, and they were recorded in accrued expenses and other current liabilities in the accompanying condensed consolidated balance sheets.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company did not have any cash equivalents as of June 30, 2023 and December 31, 2022.

Accounts Receivable, net

The Company’s accounts receivable consists principally of uncollateralized amounts billed to customers. These receivables are generally due within 30 to 60 days of the period in which the corresponding sales or rentals occur and do not bear interest. They are recorded at net realizable value less an allowance for doubtful accounts and are classified as account receivable, net on the condensed consolidated balance sheets.

Allowance for Doubtful Accounts

The Company adopted ASU 2016-13, Financial Instruments - Credit Losses, on December 31, 2022, which was retroactively applied as of the first day of fiscal year 2022, as further described within the section below titled Recently Adopted Accounting Pronouncements. This accounting standard requires companies to measure expected credit losses on financial instruments based on the total estimated amount to be collected over the lifetime of the instrument. Prior to the adoption of this accounting standard, the Company recorded incurred loss reserves against receivable balances based on current and historical information.

Expected credit losses for uncollectible receivable balances consider both current conditions and reasonable and supportable forecasts of future conditions. Current conditions considered include predefined aging criteria, as well as specified events that indicate the balance due is not collectible. Reasonable and supportable forecasts used in determining the probability of future collection consider publicly available macroeconomic data and whether future credit losses are expected to differ from historical losses.

The Company is not party to any off-balance sheet arrangements that would require an allowance for credit losses in accordance with this accounting standard.

As of June 30, 2023 and December 31, 2022, the allowance for doubtful accounts totaled $1.8 million and $1.5 million, respectively.

Inventories, net

Inventories are stated at the lower of cost or net realizable value. Cost is determined by using the specific identification method. Inventory that is obsolete or in excess of forecasted usage is written down to its net realizable value based on assumptions regarding future demand and market conditions. Inventory write-downs are charged to operating costs and establish a new cost basis for the inventory. Inventory includes raw material and finished goods.

Property, Plant and Equipment, net

Property, plant and equipment purchased by the Company are recorded at cost less accumulated depreciation. Depreciation is recorded using the straight-line method based on the estimated useful lives of the depreciable property or, for leasehold improvements, the remaining term of the lease, whichever is shorter. Assets not yet placed in use are not depreciated.

Property, plant and equipment acquired as part of a business acquisition is recorded at acquisition date fair value with subsequent additions at cost.

The cost of refurbishments and renewals are capitalized when the value of the property, plant or equipment is enhanced for an extended period. Expenditures to maintain and repair property, plant and equipment, which do not improve or extend the life of the related assets, are charged to operations when incurred. When property, plant and equipment is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in operations.

Leases

The Company adopted ASC 842, Leases (“ASC 842”) as of January 1, 2022 using the modified retrospective transition approach, with no restatement of prior periods or cumulative adjustments to retained earnings. Upon adoption, the Company elected the package of transition practical expedients, which allowed it to carry forward prior conclusions related to whether any expired or existing contracts are or contain leases, the lease classification for any expired or existing leases and initial direct costs for existing leases. The Company elected the use-of-hindsight to reassess lease term. The Company elected not to recognize leases with an initial term of 12 months or less within the condensed consolidated balance sheets and to recognize those lease payments on a straight-line basis in the unaudited condensed consolidated statements of income and comprehensive income over the lease term. The new lease accounting standard also provides practical expedients for an entity’s ongoing accounting. The Company elected the practical expedient to not separate lease and non-lease components for all leases.

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and current operating lease liabilities and operating lease liabilities, net of current portion on the condensed consolidated balance sheets. The Company recognizes lease expense for its operating leases on a straight-line basis over the term of the lease.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from a lease. ROU assets and operating lease liabilities are recognized at the commencement date based on the present value of the future minimum lease payments over the lease term. Operating lease ROU assets also include the impact of any lease incentives. An amendment to a lease is assessed to determine if it represents a lease modification or a separate contract. Lease modifications are reassessed as of the effective date of the modification using an incremental borrowing rate based on the information available at the commencement date. For modified leases the Company also reassess the lease classification as of the effective date of the modification.

The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate because the interest rate implicit in the Company’s leases is not readily determinable. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located.

The Company’s lease terms include periods under options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option in the measurement of its ROU assets and liabilities. The Company considers contractual-based factors such as the nature and terms of the renewal or termination, asset-based factors such as physical location of the asset and entity-based factors such as the importance of the leased asset to the Company’s operations to determine the lease term. The Company generally uses the base, noncancelable, lease term when determining the ROU assets and lease liabilities. The right-of-use asset is tested for impairment in accordance with Accounting Standards Codification Topic 360, Property, Plant, and Equipment.

Lessor Accounting

Our leased equipment primarily consists of rental tools and equipment. Our agreements with our customers for rental equipment contain an operating lease component under ASC 842 because (i) there are identified assets, (ii) the customer has the right to obtain substantially all of the economic benefits from the use of the identified asset throughout the period of use and (iii) the customer directs the use of the identified assets throughout the period of use.

Our lease contract periods are daily, monthly, per well or based on footage. Lease revenue is recognized on a straight-line basis based on these rates. We do not provide an option for the lessee to purchase the rented tools at the end of the lease and the lessees do not provide residual value guarantees on the rented assets.

We recognized operating lease revenue within “Tool rental” on the unaudited condensed consolidated statements of income and comprehensive income.

Intangible Assets

Intangible assets with finite useful lives include customer relationships, trade name, patents, non-compete agreements and a supply agreement. These intangible assets are amortized either on a straight-line basis over the asset’s estimated useful life or on a basis that reflects the pattern in which the economic benefits of the intangible are realized.

Accounting for Impairment of Long-lived Assets

Long-lived assets with finite lives include property, plant and equipment and acquired intangible assets. The Company evaluates long-lived assets, including acquired intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset exceeds these estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the assets exceeds the fair value of the asset or asset group.

For the three and six months ended June 30, 2023 and 2022, management determined that there was no impairment with regard to property, plant, and equipment or intangible assets.

Investments - Equity Securities

Equity securities are stated at fair value. Unrealized gains and losses are reflected in the unaudited condensed consolidated statements of income and comprehensive income. The Company periodically reviews the securities for other than temporary declines in fair value below cost and more frequently when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. As of the three and six months ended June 30, 2023 and June 30, 2022, the Company believes the cost of the securities was recoverable in all material respects.

Redeemable Convertible Preferred Stock

Prior to the closing of the Merger, there were outstanding shares of DTIH Series A redeemable convertible preferred stock (“Series A”), which was classified outside of permanent equity in mezzanine equity on the condensed consolidated balance sheets as it was redeemable on a fixed date.

Upon the closing of the Merger, all of the DTIH Series A redeemable convertible preferred stock was canceled in exchange for DTIC common stock and the right to receive cash. Accordingly, there was no redeemable convertible preferred stock outstanding as of June 30, 2023. As of December 31, 2022, the carrying value of the redeemable convertible preferred stock outstanding was $17.9 million.

Preferred Stock

As of the closing of the Merger, the Board of Directors have expressly granted authority to issue shares of preferred stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series and as may be permitted by the Delaware General Corporation Law. The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the preferred stock, or any series thereof, unless a vote of any such holders is required pursuant to any preferred stock designation.

The Board of Directors of the Company has not issued any shares of any classes or series of preferred stock as of June 30, 2023, and through the date these financial statements were available to be issued.

Cost of Revenue

The Company recorded all operating costs associated with its product sales and tool rental revenue streams in cost of product sale revenue and cost of tool rental revenue, respectively, in the unaudited condensed consolidated statements of income and comprehensive income. All indirect operating costs, including labor, freight, contract labor and others, are included in selling, general, administrative in the unaudited condensed consolidated statements of income and comprehensive income.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation—Stock Compensation (“ASC 718”). ASC 718 requires that the cost of awards of equity instruments offered in exchange for employee services, including employee stock options and restricted stock awards, be measured based on the grant-date fair value of the award. The Company determines the fair value of stock options granted using the Black-Scholes-Merton option-pricing model (“Black-Scholes model”) and recognizes the cost over the period during which an employee is required to provide service in exchange for the award, generally the vesting period, net of estimated forfeitures. Because the Company’s common stock was not yet publicly traded for any of its stock options granted to date, the Company estimated the fair value of its common stock as of the grant date and used these estimates as inputs into the Black-Scholes model. The Board of Directors considered numerous objective and subjective factors to determine the fair value of the Company’s common stock at each meeting in which awards were approved. The factors considered include, but were not limited to: (i) the results of contemporaneous independent third-party valuations of the Company’s common stock; (ii) the prices, rights, preferences, and privileges of the Company’s Redeemable Convertible Preferred Stock relative to those of its common stock; (iii) the lack of marketability of the Company’s common stock; (iv) actual operating and financial results; (v) current business conditions and projections; (vi) the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company, given prevailing market conditions; and (vii) precedent transactions involving the Company’s shares. During the six months ended June 30, 2023 and June 30, 2022, the Company did not grant any stock options. For any grants of stock options subsequent to the Company being publicly traded, the Company will use the quoted market price as of the grant date as an input into the Black-Scholes model.

Earnings Per Share

Basic earnings per share is computed by dividing the net income (loss) by the weighted-average number of common shares outstanding for the period. Diluted earnings is computed by adjusting net income (loss) to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted earnings is computed by dividing the diluted net income (loss) by the weighted-average number of common shares outstanding for the period, including potential dilutive common stock. For the purposes of this calculation, outstanding stock options and redeemable convertible preferred stock are considered potential dilutive common stock and are excluded from the computation of net loss per share if their effect is anti-dilutive.

The redeemable convertible preferred stock did not contractually entitle its holders to participate in profits or losses. As such, it was not treated as a participating security in periods of net income or net loss.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the unaudited condensed consolidated financial statements and consist of taxes currently due plus deferred taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the condensed consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and liabilities.

The Company is subject to state income taxes in various jurisdictions.

The Company follows guidance issued by the FASB in accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the condensed consolidated financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits and upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the condensed consolidated financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. The Company has no uncertain tax positions at June 30, 2023 and December 31, 2022. The Company believes there are no tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within twelve months of the reporting date.

The Company records income tax related interest and penalties, if applicable, as a component of the provision for income tax expense. However, there were no amounts recognized relating to interest and penalties in the condensed consolidated statements of income and comprehensive income for the three and six months ended June 30, 2023 and 2022.

Derivative Financial Instruments

From time to time, the Company may enter into derivative instruments to manage exposure to interest rate fluctuations. During 2016, the Company entered into an interest swap agreement with respect to amounts outstanding under its revolving line of credit.

This arrangement was designed to manage exposure to interest rate fluctuations by effectively exchanging existing obligations to pay interest based on floating rates for obligations to pay interest based on a fixed rate. These derivatives are marked-to-market at the end of each quarter and the realized/unrealized gain or loss is recorded as interest expense. For the three and six months ended June 30, 2022 and three months ended June 30, 2023, the Company recognized an unrealized gain due to the change in fair value of its interest rate swap of approximately $0.3 million, $1.0 million, and $13 thousand, respectively in its unaudited condensed consolidated statements of income and comprehensive income. For the six months ended June 30, 2023, the Company recognized an unrealized loss due to the change in fair value of its interest rate swap of approximately $0.1 million in its unaudited condensed consolidated statements of income and comprehensive income.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There is a hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The valuation hierarchy contains three levels:

Level 1 – Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.

Level 2 – Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other observable inputs directly or indirectly related to the assets or liabilities being measured.

Level 3 – Valuation inputs are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are measured and reported on a fair value basis. At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3.

Asset and liabilities measured at fair value are summarized as follows (in thousands):

	Assets at Fair Value as of June 30, 2023
	Level 1	Level 2	Level 3	Total
Investments, equity securities	$1,530	$—	$—	$1,530
Interest rate swap	—	385	—	385

Total assets at fair value	$1,530	$385	$—	$1,915

	Assets at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total
Investments, equity securities	$1,143	$—	$—	$1,143
Interest rate swap	—	476	—	476

Total assets at fair value	$1,143	$476	$—	$1,619

The Company’s interest rate swap is a pay-fixed, receive-variable interest rate swap based on SOFR swap rate. The SOFR swap rate is observable at commonly quoted intervals for the full term of the swap and therefore is considered a Level 2 item. For interest rate swaps in an asset position, the credit standing of the counterparty is analyzed and factored into the fair value measurement of the asset. The impact of the Company’s creditworthiness has also been factored into the fair value measurement of the interest rate swap in a liability position. For the three and six months ended June 30, 2023 and 2022, the application of valuation techniques applied to similar assets and liabilities has been consistent.

As of June 30, 2023 and December 31, 2022, the interest rate swap is included in prepaid expenses and other current assets on the condensed consolidated balance sheets.

As of June 30, 2023 and December 31, 2022, the Company did not have any Level 3 assets or liabilities.

Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of cash, accounts receivable, accounts payable. The carrying amount of such instruments approximates fair value due to their short-term nature.

Concentration of Credit Risk and Other Risks and Uncertainties

The Company’s customer concentration may impact its overall credit risk, either positively or negatively, in that these entities may be similarly affected by changes in economic or other conditions affecting the oil and gas industry.

During the three months ended June 30, 2023 and 2022, the Company generated approximately 29% and 25%, respectively, of its revenue from two customers. During the six months ended June 30, 2023 and 2022, the Company generated approximately 30% and 27%, respectively, of its revenue from two customers. Amounts due from these customers included in accounts receivable at June 30, 2023 and December 31, 2022 were approximately $10.1 million and $8.6 million, respectively.

During the three months ended June 30, 2023 and 2022, the Company had two and one vendor that represented approximately 25% and 11% of its vendor purchases, respectively. During the six months ended June 30, 2023 and 2022, the Company had one and one vendor that represented approximately 10% and 12% of its vendor purchases, respectively. Amounts due to these vendors included in accounts payable at June 30, 2023 and December 31, 2022 were approximately $9.0 million and $1.0 million, respectively.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company maintains accounts in federally insured financial institutions in excess of federally insured limits. Management believes the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which these deposits are held and of the money market funds in which these investments are made.

Operating Segment

Operating segments are identified as components of an enterprise about which discrete financial information is available for evaluation by the chief operating decision-maker (“CODM”) in deciding resource allocation and assessing performance. The Company’s Chief Executive Officer and Chief Financial Officer work together as the CODM. The Company’s CODM reviews financial information presented on a consolidated basis for the purposes of making operations decisions, allocating resources and evaluating financial performance. Consequently, the Company has determined it operates in one operating and reportable segment.

Accounting Standards Issued But Not Yet Effective

The Company’s management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying unaudited condensed consolidated financial statements.

NOTE 2 – MERGER

As discussed in Note 1 - Summary of Significant Accounting Policies, on June 20, 2023, the Company completed the Merger. Upon the closing of the Merger, the following occurred:

•

Each share of DTIH common stock issued and outstanding immediately prior to the closing of the Merger, which totaled 52,363,876 shares (other than the shares described for the net exercise of the option and as compensation pursuant to the TSA), was exchanged for the right to receive 0.2282 shares of DTIC Common Stock (the “Common Exchange Ratio”) resulting in the issuance of 11,951,137 shares of DTIC Common Stock.

•

Each share of DTIH redeemable convertible preferred stock issued and outstanding immediately prior to the closing of the Merger, which totaled 20,370,377 shares, was exchanged for the right to receive 0.3299 shares of DTIC Common Stock (the “Preferred Exchange Ratio”) resulting in the issuance of 6,719,641 shares of DTIC Common Stock.

•

Each non-redeemable share of ROC common stock issued and outstanding immediately prior to the closing of the Merger, which totaled 3,403,500 shares, was exchanged for, on a one-for-one basis, shares of DTIC Common Stock.

•

Each share of ROC common stock subject to possible redemption that was not redeemed prior to the closing of the Merger, which totaled 158,621 shares, was exchanged for, on a one-for-one basis, shares of DTIC Common Stock.

•

Each of ROC’s public rights and private rights outstanding immediately prior to the closing of the Merger, which totaled 20,700,000 and 796,000, respectively, were exchanged for, on a ten-for-one basis, 2,070,000 and 79,600 shares of DTIC Common Stock, respectively.

•

Prior to the closing of the Merger, one DTIH stock option holder elected to net exercise all of such holder’s options, resulting in the issuance of 158,444 shares of DTIH common stock, which upon the closing of the Merger, were canceled and exchanged for the right to receive 0.2282 shares of DTIC Common Stock per share of DTIH common stock, which resulted in the issuance of 36,163 shares of DTIC Common Stock.

•

DTIH entered into a transaction services agreement (the “TSA”) with Hicks Holdings Operating LLC (“HHLLC”) on January 27, 2012, as amended February 13, 2023, pursuant to which DTIH must pay HHLLC a transaction fee equal to 1.5% of any subsequent transaction, as defined in the TSA. The Merger constitutes a subsequent transaction per the TSA and, therefore, the Board authorized DTIH to issue 1,149,830 shares of DTIH common stock to HHLLC and 328,611 shares of DTIH common stock to a stockholder of DTIH who is affiliated with HHLLC, immediately prior to the closing of the Merger. The DTIH common stock was issued immediately prior to the closing of the Merger and the issuance resulted in the recognition of $2.3 million of stock-based compensation expense within other expense on the unaudited condensed consolidated statements of income and comprehensive income for the three and six months ended June 30, 2023. The shares of DTIH common stock issued were exchanged for 337,429 shares of DTIC Common Stock as of the date of the closing of the Merger in accordance with the Common Exchange Ratio. The $2.3 million of stock-based compensation was recorded by taking the $6.95 quoted market price of the Company’s common stock as of the date and time of the closing of the Merger and multiplying this price by the 337,429 shares of DTIC Common Stock Issued.

•

In connection with the Merger, certain holders of DTIH redeemable convertible preferred stockholders entered into exchange agreements (the “Exchange Agreements”) wherein the DTIH redeemable convertible preferred stockholders exchanged their rights to receive a portion of the $11.0 million Aggregate Company Cash Consideration (as defined within the Merger Agreement) for the rights to receive shares of DTIC Common Stock. Immediately following the effectiveness of the Exchange Agreements, which became effective as of the closing of the Merger, the holders of DTIH redeemable convertible preferred stock that participated in the Exchange Agreements held 2,042,181 shares of DTIC Common Stock as a result of their participation in the Exchange Agreements. In addition, the holders of DTIH redeemable convertible preferred stock that did not participate in the Exchange Agreements were paid $0.2 million from the Aggregate Company Cash Consideration in exchange for the cancellation of their DTIH redeemable convertible preferred stock in connection with the closing of the Merger.

•

In connection with the Merger, ROC entered into subscription agreements (the “Subscription Agreements”) with certain accredited investors (which were related parties of ROC due to their affiliation with ROC Energy Holdings, LLC, which is ROC’s sponsor (“Sponsor” or “ROC Sponsor”)) (the “PIPE Investors”) for an aggregate of 2,970,296 shares of DTIC Common Stock at a price of

$10.10 per share, for a total of $30.0 million (the “PIPE Financing”). Upon the closing of the PIPE Financing (which closed in connection with the closing of the Merger), the Company received $25.9 million in cash and $4.1 million worth of shares from the PIPE Financing were used to settle related party promissory notes issued by ROC to the ROC Sponsor and an affiliate of ROC Sponsor.

The proceeds received by the Company from the Merger and PIPE Financing, net of transaction costs, totaled $23.1 million.

The Merger was accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, ROC was treated as the acquired company for financial reporting purposes (see Note 1 for further details). Accordingly, for accounting purposes, the Merger was treated as the equivalent of the Company issuing shares for the net assets of ROC, accompanied by a recapitalization. The net assets of ROC were stated at historical cost with no goodwill or other intangible assets recorded.

The following table presents the total DTIC Common Stock outstanding immediately after the closing of the Merger:

Exchange of ROC common stock not subject to possible redemption for DTIC Common Stock upon Merger	3,403,500
Conversion of ROC Public Rights into shares of DTIC Common Stock	2,070,000
Conversion of ROC Private Rights into shares of DTIC Common Stock	79,600
Exchange of ROC common stock subject to possible redemption that was not redeemed for DTIC Common Stock	158,621

Subtotal - Merger, net of redemptions	5,711,721

Issuance of DTIC Common Stock in connection with PIPE Financing	2,970,296

Exchange of DTIH common stock outstanding as of December 31, 2022 for DTIC Common Stock	11,951,137

Exchange of DTIH redeemable convertible preferred stock outstanding as of December 31, 2022 for DTIC Common Stock	6,719,641

Issuance of shares as stock-based compensation to former DTIH stockholders as part of transaction services agreement upon the Merger	337,429

Issuance of DTIC Common Stock to former holders of DTIH redeemable convertible preferred stock in connection with Exchange Agreements	2,042,181

Net exercise of stock options by DTIH stockholder	36,163

Total - DTIC Common Stock outstanding as a result of Merger, PIPE Financing, DTIH for DTIC share exchanges, transaction services agreement, Exchange Agreements, and exercise of stock options	29,768,568

NOTE 3 – INVESTMENTS – EQUITY SECURITIES

The following table shows the cost and fair value of the Company’s investments in equity securities (in thousands):

	Cost	Unrealized Gain	Fair Value
June 30, 2023	$999	$531	$1,530

	Cost	Unrealized Gain	Fair Value
December 31, 2022	$999	$144	$1,143

Unrealized holding gains (losses) on equity securities for the three months ended June 30, 2023 and 2022 were approximately $0.4 million in gains and $0.1 million in losses, respectively. Unrealized holding gains on equity securities for the six months ended June 30, 2023 and 2022 were approximately $0.4 million and $0.3 million, respectively.

NOTE 4 – BALANCE SHEET DETAILS – CURRENT ASSETS AND CURRENT LIABILITIES

Inventories, net

The following table shows the components of inventory (in thousands):

	June 30, 2023	December 31, 2022
Raw materials	$5,945	$3,377
Finished goods	118	115

Total inventories	6,063	3,492
Allowance for obsolete inventory	(134)	(211)

Inventories, net	$5,929	$3,281

Prepaid expenses and other current assets

The following table shows the components of prepaid expenses and other current assets (in thousands):

	June 30, 2023	December 31, 2022
Prepaid expenses:
ERC benefits receivable	$—	$2,117
Deposits on inventory	2,809	680
Prepaid income tax	536	—
Prepaid insurance	2,230	358
Prepaid rent	388	381
Prepaid equipment	254	179
Prepaid other	202	173
Other current assets:
Interest rate swap asset	$385	$476
Other	—	17

Total	$6,804	$4,381

Accrued expenses and other current liabilities

The following table shows the components of accrued expenses and other current liabilities (in thousands):

	June 30, 2023	December 31, 2022
Accrued expenses:
Accrued compensation and related benefits	$4,246	$3,392
Accrued insurance	2,307	525
Accrued transaction advisory fees	2,000	—
Accrued professional services	840	509
Accrued interest	47	62
Accrued property taxes	575	41
Other	34	38
Other current liabilities:
Income tax payable	$1,910	$1,780
Sales tax payable	524	587
Unbilled lost-in-hole revenue	146	282
Deferred revenue	—	83

Total accrued expenses and other current liabilities	$12,629	$7,299

NOTE 5 – PROPERTY, PLANT AND EQUIPMENT, NET

The following table shows the component of property, plant and equipment, net (in thousands):

	Estimated Useful Lives (in Years)	June 30, 2023	December 31, 2022
Rental tools and equipment	5-10	184,284	160,973
Buildings and improvements	5-40	6,239	5,781
Office furniture, fixtures and equipment	3-5	2,282	2,101
Transportation and equipment	3-5	796	827
Construction in progress		286	9

Total property, plant and equipment		193,887	169,691
Less: accumulated deprecation		(129,437)	(125,537)

Property, plant and equipment, net		$64,450	$44,154

Total depreciation expense for the three months ended June 30, 2023 and 2022 was approximately $4.7 million and $4.9 million, respectively. Total depreciation expense for the six months ended June 30, 2023 and 2022 was approximately $9.7 million and $10.0 million, respectively. The Company has not acquired any property, plant and equipment under capital leases.

Property, plant and equipment, net, were concentrated within the United States. As of June 30, 2023 and December 31, 2022, property, plant and equipment, net held within the United States was $62.6 million and $41.8 million, respectively, or 97% and 95% of total property, plant and equipment, net, respectively. As of June 30, 2023 and December 31, 2022 property, plant and equipment, net held outside of the United States, in Canada, was $1.9 million and $2.3 million, or 3% and 5% of total property, plant and equipment net for both periods.

NOTE 6 – INTANGIBLE ASSETS, NET

The following table shows the components of intangible assets, net (in thousands):

	Useful Lives (in Years)	June 30, 2023	December 31, 2022
Trade Name	10-13	$1,280	$1,280
Technology	13	270	270

Total intangible assets		1,550	1,550
Less: accumulated amortization		(1,311)	(1,287)

Intangible assets, net		$239	$263

Total amortization expense for the three months ended June 30, 2023 and 2022 was approximately $12 thousand and $12 thousand, respectively. Total amortization expense for the six months ended June 30, 2023 and 2022 was approximately $24 thousand and less than $0.1 million, respectively.

NOTE 7 – REVOLVING CREDIT FACILITY

In December 2015, the Company entered into a credit facility with a bank. The facility provides for a revolving line of credit with a maximum borrowing amount totaling $60.0 million, as of June 20, 2023 and December 31, 2022.

On June 20, 2023, the Company entered into an amended and restated revolving credit, security and guaranty agreement that modified the terms of its previous agreement and related amendments. This amended agreement modified certain defined terms in the previous agreement, removed the $20.0 million unfunded capital expenditures requirement, removed the $9.0 million sublimit to the Company’s Canadian entity and changed the legal debtor from DTIH to DTIC. See Note 2 - Merger for further discussion of the Merger.

For the three and six months ended June 30, 2023, the interest on the amount drawn was based on SOFR or the bank’s base lending rate plus applicable margin (approximately 8.56% at June 30, 2023). The credit facility is collateralized by substantially all the assets of the Company and matures December 31, 2025.

As of June 30, 2023, there were no amounts drawn against the line of credit.

The Company is subject to various restrictive covenants associated with these borrowings including, but not limited to, a fixed charge ratio, and a minimum amount of undrawn availability. As of June 30, 2023, the Company was in compliance with all restrictive covenants.

Contingent Interest Embedded Derivative Liability

Under the credit facility agreement, the interest rate will reset (the ‘Default Rate’) upon the event of a default and an additional 2% will be added to the base rate. The Company analyzed the Default Rate feature of the credit facility for derivative accounting consideration under ASC 815, Derivatives and Hedging, and determined the Default Rate met the definition of a derivative as it is a contingent interest feature. The Company also noted that the Default Rate feature (the ‘Default Rate Derivative’) required bifurcation from the host contract and was to be accounted for at fair value. In accordance with ASC 815-15, the Company bifurcated the Default Rate feature of the note and determined the derivative is liability classified.

The Default Rate Derivative is treated as a liability, initially measured at fair value with subsequent changes in fair value recorded in earnings. Management has assessed the probability of occurrence for a non-credit default event and determined the likelihood of a referenced event to be remote. Therefore, the estimated fair value of the Default Rate Derivative was negligible as of June 30, 2023 and December 31, 2022 and therefore no amounts were recorded as of June 30, 2023 or December 31, 2022.

NOTE 8 – INCOME TAXES

The Company recorded income tax expense on the unaudited condensed consolidated statements of income and comprehensive income of $1.4 million and $1.8 million for the three months ended June 30, 2023 and 2022. The Company recorded income tax expense on the unaudited condensed consolidated statements of income and comprehensive income of $3.1 million and $2.2 million for the six months ended June 30, 2023 and 2022, respectively.

The Company calculates its tax provision using the discreet quarter methodology. The Company’s effective tax rate for the three months ended June 30, 2023 and 2022 were provisions of 59.5% and 23.2%, respectively.The Company’s effective tax rate for the six months ended June 30, 2023 and 2022 were provisions of 31.8% and 23.4%, respectively. Such rates differed from the Federal Statutory rate of 21.0% primarily due to the state taxes, foreign income taxes on the Company’s international operations and state income taxes, and permanent differences.

The Company records deferred tax assets and liabilities for the future tax benefit or expense that will result from differences between the carrying value of its assets for income tax purposes and for financial reporting purposes, as well as for operating loss and tax credit carryovers. A valuation allowance is recorded to bring the net deferred tax assets to a level that is more likely than not to be realized in the foreseeable future. This level will be estimated based on a number of factors, especially the amount of net deferred tax assets of the Company that are actually expected to be realized, for tax purposes, in the foreseeable future. There was no change to the valuation allowance during the three and six months ended June 30, 2023 and 2022.

NOTE 9 – STOCK-BASED COMPENSATION

On June 20, 2023, the Company adopted the Drilling Tools International Corporation 2023 Omnibus Incentive Plan (the 2023 Plan). The 2023 Plan became effective on the closing of the Merger, which also occurred on June 20, 2023. The 2023 Plan provides for the issuance of shares of Common Stock up to ten percent (10%) of the shares of outstanding Common Stock as of the closing of the Merger (which equates to 2,976,854 shares as of June 30, 2023) and automatically increases on the first trading day of each calendar year by the number of shares of Common Stock equal to three percent (3%) of the total number of outstanding Common Stock on the last day of the prior calendar year. The 2023 Plan allows for awards to be issued to employees, non-employee directors, and consultants in the form of options, stock appreciation rights, restricted shares, restricted stock units, performance based awards, other share-based awards, other cash-based awards, or a combination of the foregoing. As of June 30, 2023, there were 615,132 shares of Common Stock available for issuance under the 2023 Plan.

In connection with the Merger, all outstanding options to purchase shares of DTIH common stock were canceled and exchanged for options to purchase shares of DTIC Common Stock (“Company Options”). The number of Company Options issued and the associated exercise prices were adjusted using the Common Exchange Ratio used for the Merger (see Note 2 - Merger). As a result of the Merger, the Company issued options to purchase a total of 2,361,722 shares of the Company’s Common Stock to former holders of the DTIH stock options. The vesting schedules, remaining term, and provisions (other than the adjusted number of underlying shares and exercise prices) of the Company Options issued, are identical to the vesting schedules, remaining term, and other provisions of the DTIH stock options that were exchanged.

The fair value of each stock option award is estimated on the date of grant using a Black-Scholes option valuation model. Expected volatilities are based on comparable public company data. The Company uses future estimated employee termination and forfeiture rates of the options within the valuation model. The expected term of options granted is derived using the “plain vanilla” method due to the lack of history and volume of option activity at the Company. The risk-free rate is based on the approximate U.S. Treasury yield rate in effect at the time of grant. The Company’s calculation of share price involves the use of different valuation techniques, including a combination of an income and market approach. For any grants of stock options subsequent to the

Company being publicly traded, the Company will use the quoted market price as of the grant date as an input into the Black-Scholes model.

Determination of the fair value is a matter of judgment and often involves the use of estimates and assumptions. In June of 2022 and prior to the closing of the Merger, one holder of DTIH stock options elected to net exercise all of such holder’s stock options, resulting in 158,444 shares of DTIH common stock being issued prior to the Merger and subsequently canceled and exchanged for a total of 36,163 shares of DTIC Common Stock as of the date of the Merger.

During the three and six months ended June 30, 2022, there were no options granted, exercised or forfeited.

During the three and six months ended June 30, 2023, the Company recognized $1.7 million of stock-based compensation expense within selling, general, and administrative expense on the unaudited condensed consolidated statements of income and comprehensive income related to the accelerated vesting of an executive’s 534,063 performance-based stock options. The performance conditions were satisfied upon completion of the Merger and all 534,063 performance-based stock options vested on June 20, 2023.

During the three and six months ended June 30, 2023, the Company recognized $2.3 million of stock-based compensation expense within other expense on the unaudited condensed consolidated statements of income and comprehensive income as a result of the issuance of shares in accordance with the TSA with HHLLC (see Note 2 - Merger).

During the three and six months ended June 30, 2022, there was no stock-based compensation expense recognized.

NOTE 10 – OTHER EXPENSES, NET

The following table shows the components of other expenses, net for the three months ended June 30, 2023 and 2022 (in thousands):

	Three months ended June 30, 2023	Three months ended June 30, 2022
HHLLC stock-based compensation	$(2,339)	$—
Transaction fees	(1,803)	—
Other, net	(240)	(23)

Total Other expense, net	$(4,382)	$(23)

The following table shows the components of other expenses, net for the six months ended June 30, 2023 and 2022 (in thousands):

	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022
HHLLC stock-based compensation	$(2,339)	$—
Transaction fees	$(3,499)	—
Other, net	$(245)	(95)
Interest income	$48	—

Total Other expense, net	$(6,035)	$(95)

NOTE 11 – RELATED PARTY TRANSACTIONS

Management fees

For the three months ended June 30, 2023 and 2022, management fees paid to a shareholder were approximately $0.3 million and $0.1 million, respectively. For the six months ended June 30, 2023 and 2022, management fees paid to a shareholder were approximately $0.6 million and $0.2 million, respectively. Management fees paid to a shareholder are included in selling, general and administrative expenses in the accompanying unaudited condensed consolidated statements of income and comprehensive income.

Leases

For the three months ended June 30, 2023 and 2022, the Company paid rent expense to a shareholder of approximately $13 thousand, respectively, relating to the lease of a building. For the six months ended June 30, 2023 and 2022, the Company paid rent expense to a shareholder of approximately $26 thousand, respectively, relating to the lease of a building. Future minimum lease payments related to this lease are included in the future minimum lease schedule in Note 12 - Leases.

Promissory Notes

Upon consummation of the Merger on June 20, 2023, the Company issued shares of DTIC Common Stock in connection with the PIPE Financing to payoff convertible promissory notes which were issued to an affiliate of the ROC Sponsor on December 6, 2022 and March 2, 2023, respectively. The notes did not bear interest and were in the amounts of $2.1 million and $2.1 million, respectively.

Working Capital Loan

Prior to the Merger on June 20, 2023, ROC paid the remaining outstanding principal amount owed to an affiliate of the ROC Sponsor in the amount of $0.4 million for a loan to fund working capital deficiencies or finance transaction costs in connection with the Merger. The loan did not bear interest.

NOTE 12 – LEASES

The Company leases various facilities and vehicles under noncancelable operating lease agreements. The remaining lease terms for our leases range from 1 month to 14 years. These leases often include options to extend the term of the lease which may be for periods of up to 5 years. When it is reasonably certain that the option will be exercised, the impact of the renewal term is included in the lease term for purposes of determining total future lease payments and measuring the ROU asset and lease liability. We apply the short-term lease policy election, which allows us to exclude from recognition leases with an original term of 12 months or less. We have not entered into any finance leases as of June 30, 2023.

For the three and six months ended June 30, 2023, the components of the Company’s lease expense were as follows (in thousands):

	Six months ended June 30, 2023	Six months ended June 30, 2022
Operating Lease Cost	$3,050	$2,871
Short-term Lease Cost	63	72
Variable Lease Cost	165	155
Sublease Income	(76)	(91)

Total Lease Cost	$3,202	$3,007

	Three months ended June 30, 2023	Three months ended June 30, 2022
Operating Lease Cost	$1,532	$1,428
Short-term Lease Cost	33	36
Variable Lease Cost	81	78
Sublease Income	(30)	(46)

Total Lease Cost	$1,616	$1,496

Supplemental balance sheet information related to leases was as follows (in thousands):

Six months ended June 30, 2023
Weighted-average remaining lease term (in years)	6.80
Weighted average discount rate	5.73%

Six months ended June 30, 2023
Right-of-use assets obtained in exchange for new operating lease liabilities	$2,635
Cash paid for amounts included in the measurement of lease liabilities	2,733

Future undiscounted cash flows for each of the next five years and thereafter and reconciliation to the lease liabilities recognized on the condensed consolidated balance sheet as of June 30, 2023 were as follows (in thousands):

2023	$2,544
2024	4,579
2025	3,980
2026	3,511
2027	2,486
Thereafter	7,546

Total lease payments	$24,646
Less: imputed interest	(4,188)

Present value of lease liabilities	$20,458

The Company leases downhole drilling tools to companies in the oil and natural gas industry. Such leases are accounted for in accordance with ASC 842. For the three and six months ended June 30, 2023, tool rental revenue was approximately $29.0 million and $61.3 million, respectively. Our lease contract periods are short-term in nature and are typically daily, monthly, per well, or footage based. Due to the short term nature of the contracts, no maturity table is presented.

NOTE 13 – EMPLOYEE BENEFITS

The Company has a defined contribution plan that complies with Section 401(k) of the Internal Revenue Code. All employees are auto enrolled at a 3% contribution, unless they opt out, beginning on the first plan entry date following six months of service. Plan entry dates are the first day of January and July. In March of 2020, the Company suspended any employee contribution match effective immediately and through the end of 2021. The match was reinstated on January 1, 2022. For 2022, the Company matched employee contributions 150% of the first 3% of employee contributions, not to exceed $2 thousand per participant per calendar year. Employees vest in employer contributions over six years. The contribution is limited to the maximum contribution allowed under the Internal Revenue Service Regulations. The total expense for the three months ended June 30, 2023 and 2022 was approximately $0.1 million and $0.1 million, respectively. The total expense for the six months ended June 30, 2023 and 2022 was approximately $0.4 million and $0.3 million, respectively.

NOTE 14 – COMMITMENTS AND CONTINGENCIES

The Company maintains operating leases for various facilities and vehicles. See Note 12—Leases, for further information.

Litigation

From time to time, the Company may become involved in various legal proceedings in the ordinary course of its business and may be subject to third-party infringement claims.

In the normal course of business, the Company may agree to indemnify third parties with whom it enters into contractual relationships, including customers, lessors, and parties to other transactions with the Company, with respect to certain matters. The Company has agreed, under certain conditions, to hold these third parties harmless against specified losses, such as those arising from a breach of representations or covenants, other third-party claims that the Company’s products when used for their intended purposes infringe the intellectual property rights of such other third parties, or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim.

As of June 30, 2023 and December 31, 2022, the Company has not been subject to any pending litigation claims.

Management Fee

The Company is required to pay a monthly management fee to a shareholder. The fee is based upon a percentage of the Company’s trailing twelve months, earnings before interest, taxes and accumulated depreciation amount, as defined in the management agreement.

NOTE 15 – EARNINGS PER SHARE

Basic earnings per share is computed using the weighted-average number of common shares outstanding for the period. Diluted earnings per share is computed using the weighted-average number of common shares outstanding for the period plus dilutive potential common shares, including performance share awards, using the treasury stock method. Performance share awards are included based on the number of shares that would be issued as if the end of the reporting period was the end of the performance period and the result was dilutive.

The following table sets forth the computation of the Company’s basic and diluted net earnings per share for the three and six months ended June 30, 2023 and 2022 (in thousands except share and per share data):

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Numerator:
Net income (loss)	$937	$5,934	$6,638	$7,267
Less: Redeemable convertible preferred stock dividends	—	(295)	(314)	(589)

Net income (loss) attributable to common shareholders — basic	$937	$5,639	$6,324	$6,678

Add: Redeemable convertible preferred stock dividends	—	295	314	589

Net income (loss) attributable to common shareholders — diluted	$937	$5,934	$6,638	$7,267

Denominator
Weighted-average common shares used in computing earnings per share — basic	13,910,670	11,951,123	12,936,310	11,951,123

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Weighted-average effect of potentially dilutive securities:
Effect of potentially dilutive time-based stock options	744,573	1,006,729	875,651	1,006,729
Effect of potentially dilutive performance-based stock options	110,514	—	55,257	—
Effect of potentially dilutive redeemable convertible preferred stock	5,981,219	6,719,641	6,350,430	6,719,641

Weighted-average common shares outstanding — diluted	20,746,976	19,677,493	20,217,648	19,677,493

Earnings (net loss) per share — basic	$0.07	$0.47	$0.49	$0.56

Earnings (net loss) per share — diluted	$0.05	$0.30	$0.33	$0.37

As of June 30, 2023, the Company’s potentially dilutive securities consisted of options to purchase common stock. As of June 30, 2022, the Company’s potentially dilutive securities consisted of redeemable convertible preferred stock and options to purchase common stock. Based on the amounts outstanding as of the three and six months ended June 30, 2023 and 2022, the Company excluded the following potential common shares from the computation of diluted net loss per share because including them would have had an anti-dilutive effect:

	Three months ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Time-based options outstanding	140,135	140,135	140,135	140,135

Total	140,135	140,135	140,135	140,135

Our performance-based stock options were excluded from the diluted earnings per share calculations for the three and six months ended June 30, 2022 because all necessary performance conditions were not satisfied by June 30, 2022. Our performance-based stock options excluded from diluted earnings per share for the three and six months ended June 30, 2022 were as follows:

	Three months ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Performance-based options outstanding	—	534,063	—	534,063

Total	—	534,063	—	534,063

NOTE 16 – SUBSEQUENT EVENTS

The Company has evaluated all events occurring through June 30, 2023, the date on which the accompanying unaudited condensed consolidated financial statements were issued, and during which time, nothing has occurred outside the normal course of business operation that would require disclosure, except for the following:

On July 12, 2023, the Company terminated its interest rate swap which resulted in a payment of $0.4 million from PNC to the Company.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

Drilling Tools International Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Drilling Tools International Holdings, Inc. and its subsidiaries (collectively, “the Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive income, changes in redeemable convertible preferred stock and shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of Drilling Tools International Holdings, Inc. as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America (U.S. GAAS). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

WEAVER AND TIDWELL, L.L.P.

Oklahoma City, Oklahoma

March 31, 2023

We have served as the Company’s auditor since 2022.

Weaver and Tidwell, L.L.P.

499 West Sheridan Avenue, Suite 2450 | Oklahoma City, Ok 73102

Main: 405.594.9200

CPAs AND ADVISORS | WEAVER.COM

DRILLING TOOLS INTERNATIONAL HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)	December 31, 2022	December 31, 2021
ASSETS
Current assets
Cash	$2,352	$52
Accounts receivable, net	28,998	20,037
Inventories, net	3,281	2,341
Prepaid expenses and other current assets	4,381	905
Investment – equity securities, at fair value	1,143	909

Total current assets	40,155	24,244
Property, plant and equipment, net	44,154	44,392
Operating lease right-of-use asset	20,037	—
Intangible assets, net	263	402
Deferred financing costs, net	226	69
Deposits and other long-term assets	383	400

Total assets	$105,218	$69,507

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable Accrued expenses and other current liabilities	$7,281 7,299	$8,262 3,914
Notes payable, net	—	942
Current portion of operating lease liabilities	3,311	—
Revolving line of credit	18,349	26,425

Total current liabilities	36,240	39,543
Operating lease liabilities, less current portion	16,691	—
Deferred tax liabilities, net	3,185	2,105
Other long-term liabilities	—	10

Total liabilities	56,116	41,658

Commitments and contingencies (See Note 13)
Redeemable convertible preferred stock
Series A redeemable convertible preferred stock, par value $0.01; 30,000,000 shares authorized; 20,370,377 shares issued and outstanding at December 31, 2022 and December 31, 2021	17,878	16,689
Shareholders’ equity
Common stock, par value $0.01; 65,000,000 shares authorized; 53,175,028 shares issued at December 31, 2022 and December 31, 2021; and 52,363,872 shares outstanding at December 31, 2022 and December 31, 2021	532	532
Additional paid-in-capital	52,790	53,979
Accumulated deficit	(21,054)	(42,134)
Less: treasury stock, at cost; 811,156 shares at December 31, 2022 and December 31, 2021	(933)	(933)
Accumulated other comprehensive loss	(111)	(284)

Total shareholders’ equity	31,224	11,160

Total liabilities, redeemable convertible preferred stock and shareholders’ equity	$105,218	$69,507

The accompanying notes are an integral part of these consolidated financial statements.

DRILLING TOOLS INTERNATIONAL HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Year ended December 31,
(In thousands, except share and per share data)	2022	2021
Revenue, net:
Tool Rental	$99,018	$59,287
Product sale	30,538	18,092

Total revenue, net	129,556	77,379
Costs and expenses:
Cost of tool rental revenue	27,581	19,941
Cost of product sale revenue	5,423	3,688
Selling, general, and administrative expense	51,566	38,309
Depreciation and amortization expense	19,709	21,718

Total costs and expenses	104,279	83,656

Income (loss) from operations	25,277	(6,277)
Other (expense) income:
Interest expense	(477)	(1,229)
Gain on sale of property	127	899
Unrealized gain on equity securities	234	157
Gain on forgiveness of PPP loan	—	8,575
Other expense	(384)	(233)

Total other (expense) income, net	(500)	8,169

Income before income taxes	24,777	1,892
Provision for (benefit from) income taxes	(3,697)	209

Net income	$21,080	$2,101
Basic earnings per share	$0.38	$0.02

Diluted earnings per share	$0.27	$0.04

Basic weighted-average common shares outstanding	52,363,872	52,363,872
Diluted weighted-average common shares outstanding	77,145,236	56,915,932

Comprehensive income:
Net income	$21,080	$2,101
Foreign currency translation adjustment, net of tax	173	(59)
Net comprehensive income	$21,253	$2,042

The accompanying notes are an integral part of these consolidated financial statements.

DRILLING TOOLS INTERNATIONAL HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY

	Redeemable Convertible Preferred Stock		Common Stock		Treasury Stock				Accumulated Other Comprehensive Loss
(In thousands, except share and per share data)	Shares	Par Value $0.01 Per Share	Shares	Par Value $0.01 Per Share	Shares	Cost	Additional Paid-In Capital	Accumulated Deficit		Total Shareholders’ Equity
BALANCE, December 31, 2020	20,370,377	$15,570	53,175,028	$532	(811,156)	$(933)	$55,066	$(44,235)	$(225)	$10,205
Share-based compensation							32			32
Accretion of redeemable convertible preferred stock to redemption value		1,119					(1,119)			(1,119)
Foreign currency translation adjustment, net of tax									(59)	(59)
Net income								2,101		2,101

BALANCE, December 31, 2021	20,370,377	$16,689	53,175,028	$532	(811,156)	$(933)	$53,979	$(42,134)	$(284)	$11,160

Accretion of redeemable convertible preferred stock to redemption value		1,189					(1,189)			(1,189)
Foreign currency translation adjustment, net of tax									173	173
Net income								21,080		21,080

BALANCE, December 31, 2022	20,370,377	$17,878	53,175,028	$532	(811,156)	$(933)	$52,790	$(21,054)	$(111)	$31,224

The accompanying notes are an integral part of these consolidated financial statements.

DRILLING TOOLS INTERNATIONAL HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ending December 31,
(In thousands)	2022	2021
Cash flows from operating activities:
Net income	$21,080	$2,101
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	19,709	21,718
Amortization of deferred financing costs	94	197
Amortization of debt discount	58	70
Amortization of operating leases	(3,768)	—
Bad debt expense	307	307
Deferred tax expense (benefit)	1,080	(1,341)
Gain on forgiveness of PPP loan	—	(8,575)
Gain on sale of property	(127)	(899)
Unrealized gain on equity securities	(234)	(157)
Unrealized gain on interest rate swap	(1,423)	(913)
Gross profit from sale of lost-in-hole equipment	(16,813)	(7,855)
Share-based compensation expense	—	32
Changes in operating assets and liabilities:
Accounts receivable	(9,268)	(9,351)
Prepaid expenses and other current assets	(3,459)	(113)
Inventories	(940)	648
Operating lease liabilities	3,733	—
Accounts payable	(981)	3,080
Accrued expenses	4,808	557

Net cash from operating activities	13,856	(494)

Cash flows from investing activities:
Proceeds from sale of property	1,042	4,972
Purchase of property, plant and equipment	(23,753)	(11,387)
Proceeds from sale of lost-in-hole equipment	20,319	9,753

Net cash from investing activities	(2,392)	3,338

Cash flows from financing activities:
Net decrease in revolving credit facility	(8,076)	(842)
Payments of deferred financing costs	(251)	(152)
Proceeds from PPP loan	—	2,000
Payments on long-term debt	(1,000)	(3,874)
Payments to capital leases	(10)	—

Net cash from financing activities	(9,337)	(2,868)

Effect of Changes in Foreign Exchange Rate	173	(59)
Net Change in Cash	2,300	(83)
Cash at Beginning of Year	52	135

Cash at End of Year	$2,352	$52

Supplemental cash flow information:
Cash paid for interest	$340	$1,928

Cash paid for income taxes	$723	$422

Non-cash investing and financing activities:
ROU assets obtained in exchange for lease liabilities	$9,451	$—

Undeclared dividends	$1,189	$1,119

PPP loan forgiveness	$—	$8,575

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Drilling Tools International Holdings, Inc. (the “Company”) is a Delaware corporation formed January 2012. The Company manufactures, rents, inspects, and refurbishes downhole drilling tools primarily to companies in the oil and natural gas industry for bottom hole assemblies used in onshore and offshore horizontal and directional drilling. The Company’s United States (“U.S.”) operations have locations in Texas, California, Louisiana, Oklahoma, Pennsylvania, North Dakota, New Mexico, Utah, and Wyoming. The Company’s international operations are located in Canada. Operations outside the U.S. are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws and possible limitations on foreign investment. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates.

Basis of Presentation

The accompanying consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) as set forth by the Financial Accounting Standards Board (FASB) and pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). References to US GAAP issued by the FASB in these notes to the accompanying consolidated financial statements are to the FASB Accounting Standards Codifications (“ASC”) and Accounting Standards Update (“ASUs”)

COVID-19 Related Credits and Relief

In March 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted in response to COVID-19. On April 11, 2020 and March 15, 2021, the Company received proceeds from two separate loans pursuant to the Paycheck Protection Program of the CARES Act (the “PPP Loan”) in the amounts of $6.6 million and $2.0 million, respectively. The April 2020 PPP loan and the March 2021 PPP loan and related accrued interest were forgiven by the U.S. Small Business Administration (“SBA”) on July 27, 2021 and December 30, 2021, respectively.

There is no guidance in U.S. GAAP that specifically addresses the accounting by a business entity that obtains a forgivable loan from a government entity. Notwithstanding the absence of specific guidance in U.S. GAAP and given the significant uncertainties related to whether many entities that received loans are qualified for a PPP Loan and would meet the conditions for loan forgiveness, the Company accounted for the PPP Loan as debt in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 470, Debt. Based upon the guidance in ASC 470, the Company recorded a liability for the total amount of the loan upon receipt of the proceeds. Upon confirmation from the SBA that the PPP Loan was forgiven in full, and the PPP Loan had been canceled, the Company reversed the liability and related accrued interest and recorded a gain on forgiveness of the PPP Loan in its consolidated statements of operations and comprehensive income.

In December 2020, the Consolidated Appropriations Act (the “Appropriations Act”) was signed into law to further address the ongoing impacts of COVID-19. The Appropriations Act introduced several additional potential credits and benefits for employers to consider applying for, including, but not limited to, the ability for employers who have previously obtained a PPP Loan to qualify for Employee Retention Credits (“ERC”) potentially also, initially created as part of the CARES Act. The ERC provided a per employee credit to eligible businesses based on a percentage of qualified wages and health insurance benefits paid to employees. The benefit was provided as a refundable payroll tax credit claimed quarterly as a reduction to payroll taxes or cash refunds. The initial credit available was equal to 50% of qualified wages paid to employees during a quarter, capped at $10,000 of qualified wages per employee through December 31, 2021. In March 2021, the American Rescue Plan

of 2021 was enacted to, amongst other things, extend and expand ERC benefits through December 31, 2021. In accordance with these additional relief provisions, the tax credit was increased to 70% of qualified wages paid to employees during a quarter, and the limit on qualified wages per employee was set at $10,000 of qualified wages per quarter. In November 2021, the Infrastructure Investment and Jobs Act was signed into law and ended the employee retention credit early, making wages paid after December 31, 2021, ineligible for the credit.

The Company qualified for certain ERC benefits during the year ended December 31, 2022. As there is no guidance in U.S. GAAP that specifically addresses the accounting for the receipt of government assistance similar to the ERC, the Company considered two primary approaches in accounting for the ERC. The first was as government grants, by reference to ASC 958-605, Not-for-Profit-Entities Revenue Recognition, and the other by reference to IAS 20, Accounting for Government Grants and Disclosure of Government Assistance. With reference to IAS 20, the Company considered the following: (1) Under this model, the Company would not recognize government assistance until reasonably sure any conditions attached to the assistance would be met, and the Company would in fact receive the funds. (2) Once the Company was reasonably certain the conditions were met, the Company would then record the earnings impact of the grants over the periods in which the Company recognizes the costs the grants are intended to pay for. These costs should be recognized as expenses. (3) The funds could be recorded as other income or as an offset to related qualifying expenses. Because the ERC was intended to reimburse the Company for actual costs incurred (i.e., related qualifying expenses) during the given period or quarter, the Company determined that it was appropriate to account for these credits as an offset to the related qualifying payroll expenses recorded in selling, general, administrative expenses in the Company’s consolidated statements of operations and comprehensive income for the year ended December 31, 2022.

ERC benefits of $4.3 million were included in selling, general, administrative expense as an offset to the related compensation expenses in the accompanying consolidated statements of operations and comprehensive income for the year ended December 31, 2022. The Company did not record any ERC benefits for the year ended December 31, 2021.

ERC benefits receivable of $2.1 million were included in prepaid expenses and other current assets in the accompanying consolidated balance sheets as of December 31, 2022. The Company did not record any ERC benefit receivable as of December 31, 2021.

The Company has also applied the guidance in Accounting Standards Update (“ASU”) 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance retrospectively to the ERC in its financial reporting for the year ended December 31, 2021.

Laws and regulations concerning government programs, including the ERC and PPP Loan, are complex and subject to varying interpretations. Claims made under these programs may also be subject to retroactive audit and review. While the Company does not believe there is a basis for estimation of an audit or recapture risk at this time, there can be no assurance that regulatory authorities will not challenge the Company’s claim to the ERC or PPP Loan in a future period.

Emerging Growth Company

Section 102(b)(1) of the Jumpstart Our Business Startups Act (“JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard, until such time the Company is no longer considered to be an emerging growth company. At times, the Company may elect to early adopt a new or revised standard. As such, the Company’s financial statements may not be comparable to companies that comply with public company effective dates.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses and the disclosure of contingent assets and liabilities in the Company’s consolidated financial statements and accompanying notes as of the date of the consolidated financial statements. These estimates and assumptions are based on current facts, historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources. Estimates are used for, but not limited to, unbilled accounts receivable, allowance for doubtful accounts, write-down for excess and obsolete inventories, asset lives for property and equipment, fair value of derivatives, and impairment of tangible and intangible assets. Actual results may differ materially and adversely from these estimates. In the current macroeconomic and business environment affected by COVID-19, the Russia-Ukraine conflict and inflationary pressures, these estimates require increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, these estimates may change materially in future periods.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Drilling Tools Services, Inc., Drilling Tools International, Inc., Reamco, Inc., Downhole Inspection Solutions, LLC, Premium Tools LLC, Slick Tools International, LLC (formerly, Stinger Oil Tools, LLC), Data Automation Technology LLC, and Drilling Tools International Corporation (Canada). All intercompany accounts and transactions have been eliminated on consolidation.

Foreign Currency Translation and Transactions

The Company has determined that the functional and reporting currency for its operations across the globe is the functional currency of the Company’s international subsidiaries. Accordingly, all foreign balance sheet accounts have been translated into U.S. dollars using the rate of exchange at the respective balance sheet date. Components of the consolidated statements of operations and comprehensive income have been translated at the average rates for the year of the reporting period. Translation gains and losses are recorded in accumulated other comprehensive income as a component of stockholders’ equity. Gains or losses arising from currency exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in the consolidated statements of operations and comprehensive income. For the year ended December 31, 2022 and 2021, the aggregate foreign currency translation included in the consolidated statements of operations and comprehensive income totaled approximately $0.2 million in gains and $0.1 million in loss, respectively.

Revenue Recognition

The Company recognizes revenue in accordance with Topic 606 (which addresses revenue from contracts with customers). The Company derives its revenue from two revenue types, tool rental services and product sales.

Tool Rental Services

Tool rental services consist of rental services, inspection services, and repair services. Tool rental services are accounted for under Topic 842.

Owned tool rentals represent the most significant revenue type and are governed by the Company’s standard rental contract. The Company accounts for such rentals as operating leases. The lease terms are included in the contracts, and the determination of whether the Company’s contracts contain leases generally does not require significant assumptions or judgements. The Company’s lease revenues do not include material amounts of variable payments. Owned tool rentals represent revenue from renting tools that the Company owns. The Company does not generally provide an option for the lessee to purchase the rented equipment at the end of the lease.

The Company recognizes revenues from renting tools on a straight-line basis. The Company’s rental contract periods are daily, monthly, per well, or based on footage. As part of this straight-line methodology, when the equipment is returned, the Company recognizes as incremental revenue the excess, if any, between the amount the customer is contractually required to pay, which is based on the rental contract period applicable to the actual number of days the drilling tool was out on rent, over the cumulative amount of revenue recognized to date. In any given accounting period, the Company will have customers return the drilling tool and be contractually required to pay the Company more than the cumulative amount of revenue recognized to date under the straight-line methodology.

The Company records the amounts billed to customers in excess of recognizable revenue as deferred revenue on its consolidated balance sheet.

As noted above, the Company is unsure of when the customer will return rented drilling tools. As such, the Company does not know how much the customer will owe the Company upon return of the tool and cannot provide a maturity analysis of future lease payments. The Company’s drilling tools are generally rented for short periods of time (significantly less than a year). Lessees do not provide residual value guarantees on rented equipment.

The Company expects to derive significant future benefits from its drilling tools following the end of the rental term. The Company’s rentals are generally short-term in nature, and its tools are typically rented for the majority of the time that the Company owns them.

Product Sales

Product sales consist of charges for rented tools that are damaged beyond repair, charges for lost-in-hole, and charges for lost-in-transit while in the care, custody or control of the Company’s customers, and other charges for made to order product sales. Product sales are accounted for under Topic 606.

Revenue is recognized when control of promised goods or services is transferred to a customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To determine revenue recognition for its arrangements with customers, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance, and collectability of consideration is probable. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in the revenue standard. The transaction price is measured as consideration specified in a contract with a customer and excludes any sales incentives and taxes or other amounts collected on behalf of third parties. As each of the Company’s contracts with customers contain a single performance obligation to provide a product sale, the Company does not have any performance obligations requiring allocation of transaction prices.

The performance obligation for made to order product sales is satisfied and revenue is recognized at a point in time when control of the asset transfers to the customer, which typically occurs upon delivery of the product or when the product is made available to the customer for pickup at the Company’s shipping dock. Additionally, pursuant to the contractual terms with the Company’s customers, the customer must notify the Company of, and purchase from the Company, any rented tools that are damaged beyond repair, lost-in-hole, or lost-in-transit while in the care, custody or control of the Company’s customers. Revenue is recognized for these products at a point in time upon the customer’s notification to the Company of the occurrence of one of these noted events.

The Company does not have any revenue expected to be recognized in the future related to remaining performance obligations or contracts with variable consideration related to undelivered performance obligations. There was no revenue recognized in the current period from performance obligations satisfied in previous periods.

Revenue per geographic location

Revenue generated was concentrated within the United States. For the year ended December 31, 2022 and 2021, the revenue generated within the United States was $118.3 million and $ 71 million, respectively, or 91% and 92% of total revenues, respectively. For the year ended December 31, 2022 and 2021, the revenue generated outside of the United States, in Canada, was $11.3 million and $6.4 million, respectively, or 9% and 8% of total revenues, respectively.

Contract Assets and Contract Liabilities

Contract assets represent the Company’s rights to consideration for work completed but not billed. As of December 31, 2022 and 2021, the Company had contract assets of $4.8 million and $3.0 million, respectively. Contract assets were recorded in accounts receivable, net in the accompanying consolidated balance sheets.

Contract liabilities consist of fees invoiced or paid by the Company’s customers for which the associated services have not been performed and revenue has not been recognized based on the Company’s revenue recognition criteria described above. As of December 31, 2022 and 2021, the Company did not have any material contract liabilities. All deferred revenue were expected to be recognized during the following 12 months, and they were recorded in accrued expenses and other current liabilities in the accompanying consolidated balance sheets.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2022 and 2021.

Accounts Receivable, net

The Company’s accounts receivable consists principally of uncollateralized amounts billed to customers. These receivables are generally due within 30 to 60 days of the period in which the corresponding sales or rentals occur and do not bear interest. They are recorded at net realizable value less an allowance for doubtful accounts and are classified as account receivable, net on the consolidated balance sheets.

Allowance for Doubtful Accounts

The Company adopted ASU 2016-13, Financial Instruments — Credit Losses, on December 31, 2022, which was retroactively applied as of the first day of fiscal year 2022, as further described within the section below titled Recently Adopted Accounting Pronouncements. This accounting standard requires companies to measure expected credit losses on financial instruments based on the total estimated amount to be collected over the lifetime of the instrument. Prior to the adoption of this accounting standard, the Company recorded incurred loss reserves against receivable balances based on current and historical information.

Expected credit losses for uncollectible receivable balances consider both current conditions and reasonable and supportable forecasts of future conditions. Current conditions considered include pre-defined aging criteria, as well as specified events that indicate the balance due is not collectible. Reasonable and supportable forecasts used in determining the probability of future collection consider publicly available macroeconomic data and whether future credit losses are expected to differ from historical losses.

The Company is not party to any off-balance sheet arrangements that would require an allowance for credit losses in accordance with this accounting standard.

The changes in the allowance for uncollectible receivables for the year ended December 31, 2022 were as follows (in thousands):

Allowance for doubtful accounts
Balance at December 31, 2020	$(1,116)
Addition during the period	(544)
Utilization of allowance for doubtful accounts	438
Balance at December 31, 2021	(1,222)
Cumulative effect adjustment upon adoption of ASU 2016-13	—
Addition during the period	(336)
Utilization of allowance for doubtful accounts	60

Balance at December 31, 2022	$(1,498)

Inventories, net

Inventories are stated at the lower of cost or net realizable value. Cost is determined by using the specific identification method. Inventory that is obsolete or in excess of forecasted usage is written down to its net realizable value based on assumptions regarding future demand and market conditions. Inventory write-downs are charged to operating costs and establish a new cost basis for the inventory. Inventory includes raw material and finished goods.

Property, Plant and Equipment, net

Property, plant and equipment purchased by the Company are recorded at cost less accumulated depreciation. Depreciation is recorded using the straight-line method based on the estimated useful lives of the depreciable property or, for leasehold improvements, the remaining term of the lease, whichever is shorter. Assets not yet placed in use are not depreciated.

Property, plant and equipment acquired as part of a business acquisition is recorded at acquisition date fair value with subsequent additions at cost.

The cost of refurbishments and renewals are capitalized when the value of the property, plant or equipment is enhanced for an extended period. Expenditures to maintain and repair property, plant and equipment, which do not improve or extend the life of the related assets, are charged to operations when incurred. When property, plant and equipment is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in operations.

Leases

The Company adopted ASC 842, Leases (“ASC 842”) as of January 1, 2022. ASC 842 was adopted using the modified retrospective transition approach, with no restatement of prior periods or cumulative adjustments to retained earnings. Upon adoption, the Company elected the package of transition practical expedients, which allowed it to carry forward prior conclusions related to whether any expired or existing contracts are or contain leases, the lease classification for any expired or existing leases and initial direct costs for existing leases. The Company elected the use-of-hindsight to reassess lease term. The Company elected not to recognize leases with an initial term of 12 months or less within the consolidated balance sheets and to recognize those lease payments on a straight-line basis in the consolidated statements of operation over the lease term. The new lease accounting standard also provides practical expedients for an entity’s ongoing accounting. The Company elected the practical expedient to not separate lease and non- lease components for all leases.

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and current operating lease liabilities and operating lease liabilities, net of current portion on the consolidated balance sheets. The Company recognizes lease expense for its operating leases on a straight-line basis over the term of the lease.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from a lease. ROU assets and operating lease liabilities are recognized at the commencement date based on the present value of the future minimum lease payments over the lease term. Operating lease ROU assets also include the impact of any lease incentives. An amendment to a lease is assessed to determine if it represents a lease modification or a separate contract. Lease modifications are reassessed as of the effective date of the modification using an incremental borrowing rate based on the information available at the commencement date. For modified leases the Company also reassess the lease classification as of the effective date of the modification.

The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate, because the interest rate implicit in the Company’s leases is not readily determinable. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located.

The Company’s lease terms include periods under options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option in the measurement of its ROU assets and liabilities. The Company considers contractual-based factors such as the nature and terms of the renewal or termination, asset-based factors such as physical location of the asset and entity-based factors such as the importance of the leased asset to the Company’s operations to determine the lease term. The Company generally uses the base, non-cancelable, lease term when determining the ROU assets and lease liabilities. The right-of-use asset is tested for impairment in accordance with Accounting Standards Codification Topic 360, Property, Plant, and Equipment.

Lessor Accounting

Our leased equipment primarily consists of rental tools and equipment. Our agreements with our customers for rental equipment contain an operating lease component under ASC 842 because (i) there are identified assets, (ii) the customer has the right to obtain substantially all of the economic benefits from the use of the identified asset throughout the period of use and (iii) the customer directs the use of the identified assets throughout the period of use.

Our lease agreements have contract terms based on hourly, daily, weekly or monthly rates. Lease revenue is recognized on a straight-line basis based on these rates. We do not provide an option for the lessee to purchase the rented tools at the end of the lease and the lessees do not provide residual value guarantees on the rented assets.

We recognized operating lease revenue within “Tool rentals” on the consolidated statements of operations and comprehensive income.

Intangible Assets

Intangible assets with finite useful lives include customer relationships, trade name, patents, non-compete agreements and a supply agreement. These intangible assets are amortized either on a straight-line basis over the asset’s estimated useful life or on a basis that reflects the pattern in which the economic benefits of the intangible are realized.

Accounting for Impairment of Long-lived Asset

Long-lived assets with finite lives include property, plant and equipment and acquired intangible assets. The Company evaluates long-lived assets, including acquired intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset exceeds these estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the assets exceeds the fair value of the asset or asset group.

For the year ended December 31, 2022 and 2021, management determined that there was no impairment with regard to their property, plant, and equipment or intangible assets.

Investments — Equity Securities

Equity securities are stated at fair value. Unrealized gains and losses are reflected in the consolidated statements of operations and comprehensive income. The Company periodically reviews the securities for other than temporary declines in fair value below cost and more frequently when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. As of the year ended December 31, 2022 and 2021, the Company believes the cost of the securities was recoverable in all material respects.

Redeemable Convertible Preferred Stock

The Company’s Series A redeemable convertible preferred stock (“Series A”), which represents the Company’s sole class of redeemable convertible preferred stock issued to date, was established on December 28, 2015. Upon establishment of the Series A, the Company issued 20,370,377 shares of Series A for $0.54 per share resulting in aggregate proceeds of $11.0 million.

The Company records shares of its redeemable convertible preferred stock at their respective fair values on the dates of issuance. The Company classifies its redeemable convertible preferred stock outside of permanent equity in mezzanine equity on its consolidated balance sheets as it is redeemable at a fixed date. In accordance with ASC 480-10-S99-3A, the Company recognizes changes in the redemption value of its redeemable convertible preferred stock immediately as they occur and adjusts the carrying amount to redemption value at the end of each reporting period. The Company records accretion of its redeemable convertible preferred stock as a reduction to additional paid-in capital as the Company has an accumulated deficit.

Dividend Rights

Each holder of Series A is entitled to receive cumulative dividends payable at the rate of 7% annually, payable in kind. The dividends accumulate and compound quarterly at the stated dividend rate to the extent they are not paid.

Liquidation Rights

Upon the liquidation, dissolution or winding up of the Company’s business, after provision for payment of all debts and liabilities of the Company, any remaining assets of the Company shall be distributed first to the holders of the Series A and then pro rata to the holders of common stock. Each holder of Series A shall be entitled to receive, in full before any distributions or payments out of the assets of the Company, an amount equal to the Series A stated value of $0.54 per share along with an amount equal to all accumulated and unpaid dividends as of the date of payment. As of December 31, 2022 and as of December 31, 2021, the liquidation preference of the redeemable convertible preferred stock was approximately $17.9 million and $16.7 million, respectively.

Redemption

The Company must redeem all outstanding shares of Series A on the earlier of the seventh anniversary, as amended, of the issuance of the shares, or subject to compliance with the Company’s credit agreement, such earlier date as is determined by the election of holders of at least two-thirds of the outstanding shares of Series A, or the consummation of a firm commitment underwritten public offering by the Company. The redemption price is payable in cash equal to the original purchase price plus accumulated and unpaid dividends.

Conversion Rights

At any time before redemption, each Series A share is convertible into common stock at the option of the holder at its stated value of $0.54 per share, subject to adjustment for stock splits, stock dividends, combinations of shares, and similar recapitalization transactions.

Voting Rights

Each holder of Series A has a right to vote with a number of votes equal to the number of shares of common stock issuable upon conversion of such holder’s Series A at the time such shares are voted. Holders of Series A shall vote together with the holders of common stock (and of any other class or series that may similarly be entitled to vote with the holders of common stock) as a single class on all matters on which holders of common stock are entitled to vote.

Cost of Revenue

The Company recorded all operating costs associated with its product sales and tool rental revenue streams in cost of product sale revenue and cost of tool rental revenue, respectively, in the consolidated statements of operations and comprehensive income. All indirect operating costs, including labor, freight, contract labor and others, are included in selling, general, administrative in the consolidated statements of operations and comprehensive income.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation — Stock Compensation (“ASC 718”). ASC 718 requires that the cost of awards of equity instruments offered in exchange for employee services, including employee stock options and restricted stock awards, be measured based on the grant-date fair value of the award. The Company adopted FASB ASU No. 2016-09, Compensation — Stock Compensation (“Topic 718”): Improvements to Employee Share-Based Payment Accounting, on February 1, 2019. This ASU involves several aspects of the accounting for stock-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification in the accompanying consolidated statements of cash flows. The adoption did not have a material impact on the accompanying consolidated financial statements of the Company. The Company determines the fair value of stock options granted using the Black-Scholes-Merton option-pricing model (“Black-Scholes model”) and recognizes the cost over the period during which an employee is required to provide service in exchange for the award, generally the vesting period, net of estimated forfeitures. Because the Company’s common stock is not yet publicly traded, the Company must estimate the fair value of its common stock. The Board of Directors considers numerous objective and subjective factors to determine the fair value of the Company’s common stock at each meeting in which awards are approved. The factors considered include, but are not limited to: (i) the results of contemporaneous independent third-party valuations of the Company’s common stock; (ii) the prices, rights, preferences, and privileges of the Company’s Redeemable Convertible Preferred Stock relative to those of its common stock; (iii) the lack of marketability of the Company’s common stock; (iv) actual operating and financial results; (v) current business conditions and projections; (vi) the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company, given prevailing market conditions; and (vii) precedent transactions involving the Company’s shares. The Company did not grant stock options in financial year 2021 or 2022.

Earnings Per Share

Basic earnings per share is computed by dividing the net income by the weighted-average number of common shares outstanding for the period. Diluted earnings is computed by adjusting net income to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted earnings is computed by dividing the diluted net income by the weighted-average number of common shares outstanding for the period, including potential dilutive common stock. For the purposes of this calculation, outstanding stock options and redeemable convertible preferred stock are considered potential dilutive common stock and are excluded from the computation of net loss per share if their effect is anti-dilutive.

The Company’s redeemable convertible preferred stock does not contractually entitle its holders to participate in profits or losses. As such, it is not treated as a participating security in periods of net income or net loss.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in consolidated financial statements and consist of taxes currently due plus deferred taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and liabilities.

The Company is subject to state income taxes in various jurisdictions.

The Company follows guidance issued by the FASB in accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the consolidated financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits and upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the consolidated financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. The Company has no uncertain tax positions at December 31, 2022 and December 31, 2021. The Company believes there are no tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within twelve months of the reporting date.

The Company records income tax related interest and penalties, if applicable, as a component of the provision for income tax expense. However, there were no amounts recognized relating to interest and penalties in the consolidated statements of operations and comprehensive income for the year ended December 31, 2022 and 2021.

Derivative Financial Instruments

From time to time, the Company may enter into derivative instruments to manage exposure to interest rate fluctuations. During 2016, the Company entered into an interest swap agreement with respect to amounts outstanding under its revolving line of credit.

This arrangement was designed to manage exposure to interest rate fluctuations by effectively exchanging existing obligations to pay interest based on floating rates for obligations to pay interest based on a fixed rate. These derivatives are marked-to-market at the end of each quarter and the realized/unrealized gain or loss is recorded as interest expense. For the year ended December 31, 2022 and 2021, the Company recognized an unrealized gain due to the change in fair value of its interest rate swap of approximately $1.4 million and $0.9 million, respectively in its consolidated statements of operations and comprehensive income.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There is a hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The valuation hierarchy contains three levels:

Level 1 —	Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.

Level 2 —	Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other observable inputs directly or indirectly related to the assets or liabilities being measured.

Level 3 —	Valuation inputs are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are measured and reported on a fair value basis. At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3.

Asset and liabilities measured at fair value are summarized as follows (in thousands):

	Assets at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total
Investments, equity securities	$1,143	$—	$—	$1,143
Interest rate swap	$—	$476	$—	$476

Total assets at fair value	$1,143	$476	$—	$1,619

	Assets and Liabilities at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Investments, equity securities	$909	$—	$—	$909

Total assets at fair value	$909	$—	$—	$909

Interest rate swap	$—	$(947)	$—	$(947)

Total liabilities at fair value	$—	$(947)	$—	$(947)

The Company’s interest rate swap is a pay-fixed, receive-variable interest rate swap based on LIBOR swap rate. The LIBOR swap rate is observable at commonly quoted intervals for the full term of the swap and therefore is considered a Level 2 item. For interest rate swaps in an asset position, the credit standing of the counterparty is analyzed and factored into the fair value measurement of the asset. The impact of the Company’s creditworthiness has also been factored into the fair value measurement of the interest rate swap in a liability position. For the year ended December 31, 2022 and 2021, the application of valuation techniques applied to similar assets and liabilities has been consistent.

As of December 31, 2022, the interest rate swap is included in prepaid expenses and other current assets on the consolidated balance sheet. At December 31, 2021, the interest rate swap is included in accrued expenses and other current liabilities on the consolidated balance sheet.

As of December 31, 2022 and December 31, 2021, the Company did not have any Level 3 assets or liabilities.

Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of cash, accounts receivable, accounts payable, and long-term debt. The carrying amount of such instruments approximates fair value due to their short- term nature. The carrying value of long-term debt approximates fair value because of the market interest rate of the debt.

Concentration of Credit Risk and Other Risks and Uncertainties

The Company’s customer concentration may impact its overall credit risk, either positively or negatively, in that these entities may be similarly affected by changes in economic or other conditions affecting the oil and gas industry.

During the year ended December 31, 2022, the Company generated approximately 28% of its revenue from two customers. Amounts due from these customers included in accounts receivable at December 31, 2022 were approximately $8.6 million.

During the year ended December 31, 2022, the Company had one vendor that represented approximately 12% of its purchases. Amounts due to this vendor included in accounts payable at December 31, 2022 were approximately $0.9 million.

During the year ended December 31, 2021, the Company generated approximately 18% of its revenue from one customer. Amounts due from this customer included in accounts receivable at December 31, 2021 were approximately $4.2 million.

During the year ended December 31, 2021, the Company had one vendor that represented approximately 16% of its purchases. Amounts due to this vendor included in accounts payable at December 31, 2021 were approximately $1.5 million.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and marketable securities. The Company maintains accounts in federally insured financial institutions in excess of federally insured limits. Management believes the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which these deposits are held and of the money market funds in which these investments are made. The Company holds marketable securities with high credit ratings.

Operating Segment

Operating segments are identified as components of an enterprise about which discrete financial information is available for evaluation by the chief operating decision-maker (“CODM”) in deciding resource allocation and assessing performance. The Company’s Chief Executive Officer and Chief Financial Officer work together as the CODM. The Company’s CODM reviews financial information presented on a consolidated basis for the purposes of making operations decisions, allocating resources and evaluating financial performance. Consequently, the Company has determined it operates in one operating and reportable segment

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), to improve financial reporting and disclosures about leasing transactions. This ASU requires companies that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases, for substantially all leases. The recognition, measurement and presentation of expense and cash flows arising from a lease by a lessee will depend primarily on its classification as a finance or operating lease; both types of leases will be recognized on the balance sheet. This ASU also requires disclosures to help financial statement users to better understand the amount, timing and uncertainty of cash flows arising from leases. The new lease standard was adopted by the Company on its effective date of January 1, 2022. The Company used the optional transition method set forth in ASU 2018-11 that allows entities to elect not to recast their comparative periods in transition.

In addition, the Company elected the transition package of practical expedients permitted within the standard, which allowed it to carry forward the historical lease classification for arrangements that commenced prior to the effective date. As a result of the adoption of ASU 2016-02 on January 1, 2022, the Company recorded both operating lease assets of $16.3 million and operating lease liabilities of $16.3 million. The adoption of ASU 2016-02 had an immaterial impact on the Company’s consolidated statements of operations and comprehensive income and consolidated statement of cash flows.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses, which requires entities to estimate all expected credit losses for financial assets measured at amortized cost basis, including trade receivables, held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. The Company adopted this guidance using the modified retrospective adoption method on December 31, 2022, which was retroactively applied as of the first day of fiscal year 2022. The adoption of this accounting standard did not have a material impact to the Company’s consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, Government Assistance: Disclosures by Business Entities about Government Assistance, which aims to provide increased transparency by requiring business entities to disclose information about certain types of governmental assistance they receive in the notes to the financial statements. The disclosures include information around the nature of the assistance, the related accounting policies used to account for government assistance, the effect of government assistance on the entity’s financial statements, and any significant terms and conditions of the agreements, including commitments and contingencies. The new guidance does not apply to transactions that a business accounts for under the income tax, revenue recognition, gain contingency or debt rules. The guidance in ASU 2021-10 was effective for financial statements of all entities for annual periods beginning after December 15, 2021. The Company has early adopted this guidance retrospectively, applying it to all transactions within the scope of the amendments reflected in its consolidated financial statements as of December 31, 2021 and for the financial statements for the year ending December 31, 2022. As the Company’s accounting for ERC benefits was in accordance with this guidance, the impact of adoption was limited to disclosures relating to these transactions.

Recently Issued Accounting Pronouncements Not Yet Adopted

No other new accounting pronouncements issued or effective during 2022 had, or are expected to have, a material impact on the Company’s consolidated financial statements.

NOTE 2 — INVESTMENTS — EQUITY SECURITIES

The following table shows the cost and fair value of the Company’s investments in equity securities (in thousands):

	Cost	Unrealized Gain	Fair Value
December 31, 2022	$999	$144	$1,143

	Cost	Unrealized Loss	Fair Value
December 31, 2021	$999	$(90)	$909

Unrealized holding gains (losses) on equity securities for the years ended December 31, 2022 and 2021 were approximately $0.1 million, respectively.

NOTE 3 — BALANCE SHEET DETAILS — CURRENT ASSETS AND CURRENT LIABILITIES

Inventories, net

The following table shows the components of inventory (in thousands):

	December 31, 2022	December 31, 2021
Raw materials	$3,377	$2,285
Finished goods	115	130

Total inventories	3,492	2,415
Allowance for obsolete inventory	(211)	(74)

Inventories, net	$3,281	$2,341

Inventory write-downs for the years ended December 31, 2022 and 2021 were $44 thousand and $0.4 million, respectively and are recorded within cost of tool rental revenue in the consolidated statements of operations and comprehensive income.

Prepaid expenses and other current assets

The following table shows the components of prepaid expenses and other current assets (in thousands):

	December 31, 2022	December 31, 2021
Prepaid expenses:
ERC benefits receivable	$2,117	$—
Deposits on inventory	680	—
Prepaid income tax	—	—
Prepaid insurance	358	252
Prepaid rent	381	336
Prepaid equipment	179	155
Prepaid other	173	150
Other current assets:
Interest rate swap asset	$476	$—
Other	17	12

Total	$4,381	$905

The following table shows the components of prepaid expenses and other current assets (in thousands):

Accrued expenses and other current liabilities

The following table shows the components of accrued expenses and other current liabilities (in thousands):

	December 31, 2022	December 31, 2021
Accrued expenses:
Accrued compensation and related benefits	$3,392	$952
Accrued insurance	525	301
Accrued professional services	509	61
Accrued interest	62	74
Accrued property taxes	41	35
Other	38	48
Other current liabilities:
Income tax payable	$1,780	$895
Sales tax payable	587	422
Unbilled lost-in-hole revenue	282	116
Deferred revenue	83	63
Interest rate swap liability	—	947

Total accrued expenses and other current liabilities	$7,299	$3,914

NOTE 4 — PROPERTY, PLANT AND EQUIPMENT, NET

The following table shows the component of property, plant and equipment, net (in thousands):

	Estimated Useful Lives (in Years)	December 31, 2022	December 31, 2021
Land	—	$—	$898
Rental tools and equipment	5 – 10	160,973	152,986
Buildings and improvements	5 – 40	5,781	5,177
Office furniture, fixtures and equipment	3 – 5	2,101	1,869
Transportation and equipment	3 – 5	827	947
Construction in progress		9	166

Total property, plant and equipment		169,691	162,043
Less: accumulated deprecation		(125,537)	(117,651)

Property, plant and equipment, net		$44,154	$44,392

Total depreciation expense for the year ended December 31, 2022 and 2021 was approximately $19.6 million and $20.6 million, respectively. The Company has not acquired any property, plant and equipment under capital leases.

Property, plant and equipment, net, were concentrated within the United States. As of December 31, 2022 and 2021 property, plant and equipment, net held within the United States was $41.8 million and $42.1 million, respectively, or 95% of total property, plant and equipment, net for both periods. As of December 31, 2022 and 2021 property, plant and equipment, net held outside of the United States, in Canada, was $2.3 million, or 5% of total property, plant and equipment net for both periods.

NOTE 5 — INTANGIBLE ASSETS, NET

The following table shows the components of intangible assets, net (in thousands):

	Useful Lives (in Years)	December 31, 2022	December 31, 2021
Trade Name	10 – 13	$1,280	$1,280
Technology	13	270	270

Total intangible assets		1,550	1,550
Less: accumulated amortization		(1,287)	(1,148)

Intangible assets, net		$263	$402

Total amortization expense for the year ended December 31, 2022 and 2021 was approximately $0.1 million and $1.1 million, respectively.

NOTE 6 — REVOLVING CREDIT FACILITY

In December 2015, the Company entered into a credit facility with a bank. The facility provides for a revolving line of credit in the original amount of $48.0 million, which is $60.0 million, as amended, at December 31, 2022. For the year ended December 31, 2021 the interest on the amount drawn was based on LIBOR or the bank’s base lending rate plus applicable margin (approximately 4.1% at December 31, 2021). For the year ended December 31, 2022 the interest on the amount drawn was based on SOFR or the bank’s base lending rate plus applicable margin (approximately 7.42% at December 31, 2022). The credit facility is collateralized by substantially all the assets of the Company and matures December 31, 2025.

On April 23, 2018, the Company entered into an amendment and joinder to the credit agreement. This amendment waived certain events of default under the credit agreement, changed the borrowing capacity under the credit facility and created a term loan of approximately $7.0 million which is collateralized by the assets of Premium Tools LLC.

On December 3, 2018, the Company entered into an amendment to the credit agreement. This amendment changed the borrowing capacity under the credit agreement and increased the amount of permitted capital expenditures from $15.0 million to $20.0 million for the year ended 2019, and $22.0 million for subsequent years.

On April 30, 2020, the Company entered into an amendment to the credit agreement. This amendment modified certain defined terms in the agreement and waived the excess cash flow payment for the year ended December 31, 2019.

On March 31, 2021, the Company entered an amendment to the credit agreement. This amendment waived certain events of default under the credit agreement and modified certain financial covenants, including, the minimum undrawn availability, fixed charge coverage ratio, leverage ratio and minimum EBITDA. The amendment also reduced the amount available under the revolving credit facility from to the current $50.0 million and reduced the maximum available borrowings under the entire credit agreement to $57.0 million.

On June 29, 2021, the Company entered into an amendment to the credit agreement. This amendment waived certain events of default under the credit agreement by modifying certain terms including waiving the requirement for the prepayment related to the excess cash flows, as defined, for December 31, 2020 that was due in 2021. Additionally, the amendment modified the repayment schedule of the term loan entered in April 2018.

On April 25, 2022, the Company entered into an amendment to the credit agreement. This amendment modified certain covenants to extend certain financial reporting deadlines.

On September 13, 2022, the Company extended the maturity date of the revolving line of credit from December 31, 2022 to December 31, 2025. As of December 31, 2022, amounts outstanding under the revolving line of credit have been classified as current liabilities despite the maturity date extension. Amounts outstanding have been classified as current liabilities because the agreement for the revolving line of credit, as amended on September 13, 2022, includes a subjective acceleration clause and a lockbox requirement.

The Company is subject to various restrictive covenants associated with these borrowings including, but not limited to, a fixed charge ratio, and a minimum amount of undrawn availability. At December 31, 2022, the Company was in compliance with these covenants.

NOTE 7 — NOTES PAYABLE, NET

Notes payable, net consisted of the unsecured promissory notes, net of discount amounting to $0.9 million as of December 31, 2021. The unsecured promissory notes were paid off in full as of December 31, 2022.

On October 31, 2018, in conjunction with an acquisition, the Company entered into an unsecured promissory note with the seller in the amount of $5.5 million. Periodic payments on this note are due as follows, $1.5 million on February 1, 2019; $1.0 million annually on October 31 beginning in 2019, and through 2022. There is no stated interest rate in the agreement; therefore, management imputed an interest rate of 5.2% and recorded a discount of $0.5 million on the note and will accrete the discount to interest expense over the term of the note. The effective interest rate on the note is 10.91%. At December 31, 2021, the outstanding balance, net of the unamortized discount of $58 thousand, was $0.9 million. The note matured and was paid in full, including the unamortized discount, on October 31, 2022.

On April 23, 2018, the Company entered into a term loan with a financial institution. At December 31, 2020, the interest rate on the term loan was 4.65%. Periodic payments on this note are due monthly in the amount of $0.1 million commencing on July 23, 2018 with the balance due on the maturity date. Originally, the term loan matured on April 22, 2022. In conjunction with the eighth amendment, starting July 1, 2021, the monthly payments were increased to $0.4 million and continued until the loan was paid off in December 2021. This note was collateralized by the assets of Premium Tools LLC. Under the original terms of the credit facility, the Company was obligated to prepay the term loan based upon the excess cash flow calculation, as defined in the agreement. This requirement was waived for 2019 and 2020 in the eighth amendment. This loan balance was paid off in full as of December 31, 2021.

As of December 31, 2022, there are no future minimum payments related to notes payable, net.

NOTE 8 — INCOME TAXES

For the years ended December 31, 2022, and 2021, income from continuing operations before taxes consisted of amounts related to U.S. operations and income associated with the Company’s foreign operations predominantly in Canada. The geographical breakdown of the Company’s income before expense from income taxes was as follows (in thousands):

	Year Ended December 31,
	2022	2021
Domestic	$19,093	$1,790
International	5,683	102

Profits before benefit from income taxes	$24,777	$1,892

Income tax expense attributable to income from continuing operations consists of (in thousands):

	Year Ended December 31,
	2022	2021
Current provisions for income taxes:
Federal	$702	$302
Foreign	1,444	489
State	472	53

Total current	2,618	844
Deferred tax expense (benefit):
Federal	574	(642)
Foreign	488	(149)
State	18	(262)

Total deferred expense (benefit)	1,080	(1,053)

Total provision for (benefit from) income taxes	$3,697	$(209)

Tax rate reconciliation

The following table presents a reconciliation of the federal statutory rate to the Company’s effective tax rate:

	Year Ended December 31,
	2022	2021
U.S. federal tax benefit at statutory rate	21.0%	21.0%
State income taxes, net of federal benefit	2.1%	(3.7)%
PPP loan forgiveness	0.0%	(95.2)%
Permanent differences	2.0%	1.7%
Foreign rate differential	0.5%	0.3%
Valuation allowance	(2.1)%	(3.5)%
Other	(9.0)%	68.4%

Effective tax rate	14.5%	(11.0)%

The effective tax rate impact of the other category for the year ended December 31, 2022, is primarily made up of tax basis balance sheet adjustments resulting in a decrease of 10.6% or $2.6 million. The effective tax rate impact of the other category for the year ended December 31, 2021 is primarily made up of the impact of changes in foreign and state tax rates of 12.1% or $0.2 million, return to provision adjustments of 24.7% or $0.5 million and tax basis balance sheet adjustments of 31.6% or $0.6 million.

Significant components of deferred taxes

The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2022 and 2021 are presented below (in thousands):

	Year Ended December 31,
	2022	2021
Deferred tax assets
Net operating loss carryforward	$3,378	$5,594
Allowance for doubtful accounts	323	287
Share-based compensation	941	952
Bonus accrual	599	175
Inventory	53	373
Intangible assets	1,152	1,316
Federal credits	—	27
Other	140	3

Gross deferred tax assets	6,587	8,727
Valuation allowance	—	(526)

Net deferred tax assets	6,587	8,201
Deferred tax liabilities
Depreciation on property, plant and equipment	(8,958)	(10,383)
Other	(814)	78

Net deferred tax liabilities	(9,771)	(10,305)

Net deferred tax assets (liabilities)	$(3,185)	$(2,104)

At December 31, 2022 and 2021, the Company had federal net operating loss carryforwards of approximately $15.1 million and $25.4 million, respectively, and state and local net operating loss carryforwards of approximately $9.8 million and $10.6 million as of December 31, 2022 and 2021, respectively, which expire at various dates.

The utilization of the Company’s net operating losses may be subject to a limitation due to the “change in ownership provisions” under Section 382 of the Internal Revenue Code and similar state and foreign provisions. Such limitations may result in the expiration of the net operating loss carryforwards before their utilization.

The Company is subject to income taxes in the U.S. federal jurisdiction, various state jurisdictions as well as Canada. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. The Company’s tax years remain open for examination by all tax authorities since inception and carryover attributes remain open to adjustment by the U.S. and state authorities.

In evaluating the need for a valuation allowance, we have assessed all available evidence, both positive and negative, on a more likely than not threshold. We note that the Company is in a 3-year cumulative income position of $3.1 million, representing positive evidence against the need to apply a full valuation allowance against its existing deferred tax assets. We also analyzed the four sources of taxable income in accordance with ASC 740-10-30-18, taking into consideration a schedule of existing deferred tax assets and liabilities and their future reversals. Based on a scheduling period of ten years, all deferred tax assets are expected to turn against the deferred tax liabilities, eliminating the need for a valuation allowance. Accordingly, as of December 31, 2022, we have determined no valuation allowance is required.

NOTE 9 — SHARE-BASED COMPENSATION

The Company’s 2012 Nonqualified Stock Option Plan (the Plan) permitted the grant of share options to its employees for up to 4,555,779 shares of common stock. On September 1, 2013, the Company amended the Plan to permit the grant of share options to its employees for up to 13,000,000 shares of common stock. Under the Plan, option awards are generally granted with an exercise price equal to the market price for the Company’s stock at the date of grant; those option awards generally vest over three years of continuous service with one-third vesting on the first, second, and third anniversaries of the option’s grant date. Those awards which contain performance conditions vest upon satisfaction of such performance conditions. Certain option awards provide for conditional or accelerated vesting if there is a change in control, as defined in the Plan.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model. Expected volatilities are based on comparable public company data. The Company uses future estimated employee termination and forfeiture rates of the options within the valuation model. The expected term of options granted is derived using the “plain vanilla” method due to the lack of history and volume of option activity at the Company. The risk-free rate is based on the approximate U.S. Treasury yield rate in effect at the time of grant. The Company’s calculation of share price involves the use of different valuation techniques, including a combination of an income and market approach.

Determination of the fair value is a matter of judgment and often involves the use of estimates and assumptions. During the year ended December 31, 2022, there were no options granted, exercised or forfeited. During the year ended December 31, 2021, there were no options granted or exercised.

For the years ended December 31, 2022 and 2021, a summary of option activity under the Plan is presented below (in thousands):

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value
OUTSTANDING, December 31, 2020	11,227,890	$1.14	4.44	$12,032
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	300,000	$0.22	—	—
OUTSTANDING, December 31, 2021	10,927,890	$1.21	3.60	$11,687

UNVESTED, December 31, 2021	2,340,000	$0.85	5.25	$2,691

EXERCISABLE, December 31, 2021	8,587,890	$1.21	3.14	$8,996

Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	—	—	—	—
OUTSTANDING, December 31, 2022	10,927,890	$1.21	2.96	$11,687

UNVESTED, December 31, 2022	2,340,000	$0.85	4.25	$2,691

EXERCISABLE, December 31, 2022	8,587,890	$1.21	2.84	$8,996

The aggregate intrinsic value is calculated as the difference between the exercise price and the estimated fair value of the Company’s common stock as of December 31, 2022 and 2021.

Non-vested shares at December 31, 2022 totaled 2,340,000, which consist of performance shares, for which the performance conditions have not been satisfied at December 31, 2022. At December 31, 2022, there was unrecognized compensation expense of approximately $0.3 million related to non-vested share- based compensation arrangements granted under the Plan.

For the years ended December 31, 2022 and 2021, share-based compensation expense charged to operating costs and expenses was nil and approximately $32 thousand, respectively.

NOTE 10 — RELATED PARTY TRANSACTIONS

For the year ended December 31, 2022 and 2021, management fees paid to a shareholder were approximately $0.4 million and $0.3 million, respectively, and are included in selling, general and administrative expenses in the accompanying consolidated statements of operations and comprehensive income.

For the year ended December 31, 2022 and 2021, the Company paid rent expense to a shareholder of approximately $51 thousand and $0.3 million, respectively, relating to the lease of a building. Future minimum lease payments related to this lease are included in the future minimum lease schedule in Note 11.

For the year ended December 31, 2022 and 2021, the Company paid $4 thousand and $25 thousand, respectively to a shareholder for tools.

NOTE 11 — LEASES

The Company adopted ASC Topic 842 on January 1, 2022 using the modified retrospective approach. Comparative information has not been restated and continues to be reported under ASC Topic 840, Leases, which was the accounting standard in effect for those periods.

The Company leases various facilities and vehicles under non-cancelable operating lease agreements. As of December 31, 2022, all of the Company’s leases were operating leases.

For the year ended December 31, 2022, the components of the Company’s lease expense were as follows (in thousands):

Year ended December 31, 2022
Operating Lease Cost	$5,722
Short-term Lease Cost	143
Variable Lease Cost	319
Sublease Income	(183)

Total Lease Cost	$6,001

Supplemental balance sheet information related to leases was as follows (in thousands):

Year ended December 31, 2022
Weighted-average remaining lease term (in years)	7.53
Weighted average discount rate	5.34%

Year ended December 31, 2022
Right-of-use assets obtained in exchange for new operating lease liabilities	$25,087
Cash paid for amounts included in the measurement of lease liabilities	5,003

Future undiscounted cash flows for each of the next five years and thereafter and reconciliation to the lease liabilities recognized on the balance sheet as of December 31, 2022 were as follows (in thousands):

Years Ending December 31
2023	$4,265
2024	3,879
2025	3,485
2026	3,167
2027	2,178
Thereafter	7,254

Total lease payments	$24,228
Less: imputed interest	(4,226)

Present value of lease liabilities	$20,002

The Company entered into a lease agreement for general office space, the Southcreek Lease, in Houston, Texas on November 1, 2021. The lease requires a Standby Letter of Credit (LOC) of approximately $0.3 million that expires April 2023.

For the years ended December 31, 2022 and 2021, tool rental revenue was approximately $99.0 million and $59.3 million, respectively. Due to the short term nature of the contracts, no maturity table is presented. There are no minimum fixed lease payments that are to be earned over the years as the weighted average remaining lease term is 7.53 years.

NOTE 12 — EMPLOYEE BENEFITS

The Company has a defined contribution plan that complies with Section 401(k) of the Internal Revenue Code. All employees are auto enrolled at a 3% contribution, unless they opt out, beginning on the first plan entry date following six months of service. Plan entry dates are the first day of January and July. In March of 2020, the Company suspended any employee contribution match effective immediately and through the end of 2021. The match was reinstated on January 1, 2022. For 2022, the Company matched employee contributions 150% of the first 3% of employee contributions, not to exceed $2 thousand per participant per calendar year. Employees vest in employer contributions over six years. The contribution is limited to the maximum contribution allowed under the Internal Revenue Service Regulations. The total expense for the years ended December 31, 2022 and 2021 was approximately $0.4 million and nil, respectively.

NOTE 13 — COMMITMENTS AND CONTINGENCIES

The Company maintains operating leases for various facilities and vehicles. See note 11, Leases, for further information.

Litigation

From time to time, the Company may become involved in various legal proceedings in the ordinary course of its business and may be subject to third-party infringement claims.

In the normal course of business, the Company may agree to indemnify third parties with whom it enters into contractual relationships, including customers, lessors, and parties to other transactions with the Company, with respect to certain matters. The Company has agreed, under certain conditions, to hold these third parties harmless against specified losses, such as those arising from a breach of representations or covenants, other third-party claims that the Company’s products when used for their intended purposes infringe the intellectual property rights of such other third parties, or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim.

As of December 31, 2022 and December 31, 2021, the Company has not been subject to any pending litigation claims.

Management Fee

The Company is required to pay a monthly management fee to a shareholder. The fee is based upon a percentage of the Company’s trailing twelve months, earnings before interest, taxes and accumulated depreciation amount, as defined in the management agreement.

PPP Loan

On April 11, 2020 and March 15, 2021, the Company received proceeds from two separate PPP loans of $6.6 million and $2.0 million, respectively. The April 2020 PPP loan and the March 2021 PPP loan and related accrued interest were forgiven by the SBA on July 27, 2021 and December 31, 2021, respectively. See note 1, Summary of significant accounting policies, for further information.

NOTE 14 — EARNINGS PER SHARE

Basic earnings per share is computed using the weighted-average number of common shares outstanding for the period. Diluted earnings per share is computed using the weighted-average number of common shares outstanding for the period plus dilutive potential common shares, including performance share awards, using the treasury stock method. Performance share awards are included based on the number of shares that would be issued as if the end of the reporting period was the end of the performance period and the result was dilutive.

The following table sets forth the computation of the Company’s basic and diluted net earnings per share for the year ended December 31, 2022 and 2021 (in thousands except share and per share data):

	Year ended December 31,
	2022	2021
Numerator:
Net income	$21,080	$2,101
Less: Redeemable convertible preferred stock dividends	(1,189)	(1,119)

Net income attributable to common shareholders – basic	$19,891	$982

Add: Redeemable convertible preferred stock dividends	1,189	1,119

Net income attributable to common shareholders – diluted	$21,080	$2,101

Denominator
Weighted-average common shares used in computing earnings pershare – basic	52,363,872	52,363,872
Weighted-average effect of potentially dilutive securities:
Effect of potentially dilutive stock options	4,410,987	4,552,060
Effect of potentially dilutive redeemable convertible preferred stock	20,370,377	—

Weighted-average common shares outstanding – diluted	77,145,236	56,915,932

Earnings per share – basic	$0.38	$0.02

Earnings per share – diluted	$0.27	$0.04

As of December 31, 2022 and December 31, 2021, the Company’s potentially dilutive securities were redeemable convertible preferred stock and options to purchase common stock. Based on the amounts outstanding as of the year ended December 31, 2022 and December 31, 2021, the Company excluded the following potential common shares from the computation of diluted net loss per share because including them would have had an anti-dilutive effect:

	Year Ended December 31,
	2022	2021
Performance-based options outstanding	2,340,000	2,340,000
Time-based options outstanding	614,000	614,000
Redeemable convertible preferred stock	—	20,370,377

Total	2,954,000	23,324,377

NOTE 15 — SUBSEQUENT EVENTS

The Company has evaluated all events occurring through March 31, 2023, the date on which these consolidated financial statements were issued, and during which time, nothing has occurred outside the normal course of business operation that would require disclosure, except for the following.

On February 13, 2023, the Company entered into a merger agreement (the “Merger Agreement”) with ROC Energy Acquisition Corp (“ROC”), a special purpose acquisition company, and ROC Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of ROC (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company with the Company surviving the merger (the “Merger”). As a result of the Merger, the Company will become a wholly-owned subsidiary of ROC, with the stockholders of the Company becoming stockholders of ROC. The transaction will be a combination of cash and equity consideration.

DRILLING TOOLS INTERNATIONAL CORPORATION

Up to 26,990,264 Shares of Common Stock

Offered by the Selling Stockholders

PROSPECTUS

September 7, 2023